UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A4

                        GENERAL FORM FOR REGISTRATION OF
            SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b)
                  or (g) of The Securities Exchange Act of 1934


                             Energy Producers, Inc.
                             ----------------------
                 (Name of small business issuer in its charter)

            Nevada                                         88-0345961
            ------                                         ----------
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                         Identification Number)


                           7944 E. Beck Lane, S-200
                            Scottsdale, AZ 85260-1774
                          -------------------------
                   (Address of principal executive offices)

                                 (480) 778-0488
                                --------------
               (Issuer's telephone number, including area code)

    Securities to be registered pursuant to Section 12(b) of the Act: None

      Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock (Par Value $.001 Per Share)
                   ----------------------------------------
                                (Title of Class)

                 Preferred stock, (Par Value $.001 Per Share)
                 --------------------------------------------
                                (Title of Class)

                                     PART I

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including Statements regarding the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Except for the historical information contained herein, the matters discussed in this registration statement are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, political, regulatory and governmental factors affecting the company's revenues, operations, markets and prices, properties and other factors discussed in the Company's various filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including oil and gas prices and the ability of the Company to effectively make or conclude acquisitions in accordance with its initial Phase One plans (see additional discussion in "Future Operations of Producers Supply", "Future Planned Oil and Gas Operations", "Phase One Acquisition and Development").

ITEM 1 - DESCRIPTION OF BUSINESS

THE COMPANY

Energy Producers, Inc. ("the Company") was incorporated in the state of Nevada on October 4, 1995 as Sterling Market Positions, Inc. with 10,000,000 shares of $.001 par value common stock authorized. Effective June 24, 1999, the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000 with a par value of $.001. The Company's principal place of business is 7944 E. Beck Lane, Suite 200, Scottsdale, AZ 85260-1774.

On August 25, 1999 the Company was acquired by Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Although Energy Producers Group, Inc. is the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc. on the acquisition date August 25, 1999.

The purpose of the acquisition and reverse merger was to become an oil and gas company, and later diversify. Entering the oil and gas service and supply business would provide general administrative and oil and gas industry management experience having business and project relationships in southern Arkansas and the surrounding area. Producers Supply, Inc. provided a suitable platform to operate in Stephens, Arkansas. We will develop oil and gas projects in and near Arkansas. Energy Producers Group, Inc. and the Company together will expand their future business plans to include; formation of subsidiary operations for drilling and development of southern Arkansas and surrounding area reserves; acquiring and developing potential resource related technologies; alternative energy research and development; and development of other business segments including real estate, and waste management.

The Company after its name change to Energy Producers, Inc. (formerly Sterling Market Positions, Inc.) has focused its business on oil and gas exploration, development, and production, and acquiring existing production facilities with proven reserves. Sterling Market Positions was involved with management, consulting and advisory services.

Producers Supply, Inc., a wholly owned subsidiary of the Company, is an oil and gas field equipment, service and supply business serving southern Arkansas. Its operations are located at 124 South First Street, Stephens Arkansas, and they have been in business for 26 years. Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the Company's inventory of oil and gas field equipment including parts and supplies, and serves as the Company's regional office.

The Company's entry into the oil and gas business came from its initial acquisition of majority working interests in properties consisting of oil and gas leases, wells, and equipment containing proved developed reserves producing primarily oil located in Young County, Olney, Texas. Additionally, the Company owns until June 30, 2002, subject to limitations, minority interests in two unproved oil and gas leases located in Runnells County Texas to which it has not attributed proved reserves (see additional discussion in following section on "Business", under sub heading "Current Oil and Gas Operations"). The Company is not yet set up for or engaged in natural gas production.

On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 par value $.001 and to authorize 50,000,000 preferred shares with a par value of $.001. The Company increased its authorized common shares to facilitate and have ample reserve of shares in its treasury on hand and available for future transactions. The Company initially has created three series of preferred shares to allow flexibility in structuring transactions.

On October 30, 2000 the Company entered into a purchase agreement with Life Energy Technology Holdings, Ltd. of Ireland ("Life Energy"). The purpose was to bring consistent and dependable capitalization to the Company on a quarterly basis beginning December 31, 2000, and facilitate acquisition of oil and gas leases, equipment, and producing reserves with revenues. The agreement would provide the working capital allowing for potential expansion and growth of our business and the acquisition or development of potential business segments.

The  Company   envisioned  a  long-term   relationship   and   positioning   for
international business. Life Energy agreed to acquire 49% of the Company. The transaction has not been consummated at the date of this filing. Life Energy is in breach, and has been inactive as to any subsequent arrangements proposed by them. Life Energy has not been in communication with the Company since its last press release on March 28, 2001 with respect to the scheduling of a meeting in Phoenix to resolve all open issues (see further discussion in "Description of Business" section.

The Company pursued a purchase agreement with Calmon Enterprises, Inc., of Texas that was not consummated.

The Company has elected to file this form 10-SB/A4 registration statement on a voluntary basis in order to become a reporting company under the Securities and Exchange Act of 1934. The primary purpose for this filing is to allow the Company to obtain a listing for trading on the NASD OTC Electronic Bulletin Board ("the Bulletin Board").

The Company is required to file a registration statement for certain securities under the terms of various agreements or the Company will lose various rights. See "Business Risks" "Recent Sales of Unregistered Securities" and "Stock Options" for additional discussion.

RECENT DEVELOPMENTS:

Since December 31, 2000 the Company has been focusing on obtaining prospects for the exploration of oil and gas and continuing the operations of its current producing oil and gas properties in Young County, Texas.

During the fiscal year ended December 31, 2001 the Company incurred normal expenses in repairing pumps, casing leaks, and other remedial work on various wells in our producing oil leases in Young County Texas. Expenditures of $11,250 were spent plugging off the producing Mississippian zone in our Wiechman #1 deep well and re-completing up the pipe to produce oil in the Caddo formation. A recompletion is a Work-over that entails completion of the well in a productive structure, either shallower or deeper, that has not previously been produced through the well.

The Company obtained a loan for Producers Supply, Inc. segment in 2001, the amount was $15,000 of which $5,000 was spent to repair and upgrade its roof, and the balance for working capital.

As discussed in, and to update our prior Form 10-SB/A3 filing, the Company retained ARBOC, LC ("ARBOC") of Florida in December 2001 as a financial consultant to assist us with structuring and financing presentations. On February 2, 2002 comprehensive Company due diligence materials were sent at the written request of ARBOC for their review and structuring analysis. This included summary information and assumptions regarding potentials for the acquisition of The Harlow Corporation, its current operations of natural gas and gas gathering systems, and its additional plans for potential leasehold development of 3,500 to 7,500 acres for natural gas in Texas and Oklahoma; an exploration and development program in Australia being conducted by Harlow Australia Pty, Ltd.; technology related to oil and gas; development of Arkansas based Nacatoch sand for oil production-initial test and mid term development; and other prospects and projects including real estate; bio solids processing and technology related thereto (see additional discussion in section on "Business"). Based on preliminary discussions with ARBOC, the Company anticipated a financial arrangement to be recommended to the Company based on their due diligence review, with one or more choices as to structure to follow for approval by the Company such as private placement, debt, or other. The targeted amount for financing was $3MM to $5MM dollars. The initial target date of obtaining financing was to be by the end of first quarter or beginning of second quarter 2002.The Company was notified by ARBOC at the end of April, beginning of May 2002 that based upon their review the Company should narrow its focus to oil and gas acquisitions and development located initially on a domestic basis only and resubmit to ARBOC. The Company resubmitted a new plan to ARBOC on June 16, 2002 eliminating real estate, technology, bio solids, and Harlow Australia prospect from its summaries and assumptions. The target amount indicated use of funds for oil and gas project developments and acquisition in the range from $1MM-3.5MM with new Company timing goal of 60 to 90 days. Initial feedback from ARBOC was indicated positive. At August 5, 2002 our project has been indicated by ARBOC to be on the board for review and follow-up. The Company as a result has no pending transactions or structure proposed for evaluation at this time with respect to ARBOC but may so in the future.

As discussed in, and to update our prior Form 10-SB/A3 filing, the Company was working on approval for a potential real estate related bridge type financing with Berkshire Capital Group, LLC of New York. The amount of financing sought for a result of the loan approval was based on finalizing negotiations for a right to outright acquire, joint venture, and or to receive only a portion of the total bridge loan proceeds as a direct loan to the Company. The bridge loan requested was $1,200,000. Of the $1,200,000 bridge loan amount the approximate amount of $150,000 to $200,000 was to be loaned to the Company. The project collateral represents certain free and clear real estate land and building held by outside parties for potential development under HUD or conventional guidelines. The property is located in the City of Laurinburg, Scotland County, North Carolina. It is owned and controlled by an outside entity Elder Care Services, Inc., a Nevada corporation. One of the principals of Elder Care
Services, Inc., is one of our Company's shareholders and holds less than a beneficial interest. The property is not directly or indirectly owned in any way by the Energy Producers, Inc. at this time. Our role initially was to help locate and place financing for the property and the company that owns the property. Energy Producers, Inc. would then receive a loan and other rights as an indirect benefit for assistance in this process. Timing of this original submission for financing approval was for the end of April 2002. The Company anticipated a joint venture at that time as its course of action. The financing ultimately failed to materialize with Berkshire. In June of 2002 having obtained an extension from Eldercare Services, Inc., the loan was submitted to new potential lenders. As of August 6, 2002 having had new interest develop in the financing, the timing anticipated for closing one way or the other is approximately 30 days from the date of this filing. The Company is in negotiations to outright acquire, joint venture, and or receive only a portion of the overall financing as a direct loan to Energy Producers, Inc. from Elder Care Services, Inc. for its assistance and loan placement for the project. We will finalize negotiations prior to or at the time of a formal closing by a lender. The outcome will be in part dependent on the final amount, timing, and type(s) of financing presented.

As discussed in, and to update our prior Form 10-SB/A3 filing, the Company is working on location of and presentation for financing as regards the upside potential development of work programs for our Young County oil properties, including recompletions, the drilling of 2 new offset well locations. The amount of financing sought for this activity is approximately $250,000 to $300,000. The anticipated timing is the next 60 to 90 days from the date of this filing. We also seek funds at present in the amount of $250,000 to $500,000 to refinance and renegotiate a portion or all of the Company's secured loan and note balance held by Baseline Capital, Inc. which includes a secured interest on our Young County oil properties held by First American Bank of Midland Texas. Management believes a successful work program and negotiated restructuring of the note on the Company's Young County property interests could potentially improve cash flow.

The Company operates in a highly competitive industry wherein many companies are competing for the same finite resources as the Company.

DESCRIPTION OF BUSINESS

The Company's initial revenue stream came from the acquisition of Producers Supply, Inc., a wholly owned subsidiary of the Company, which was effective August 25, 1999.

Since that time, the Company has focused its efforts on acquiring proved producing oil and gas properties including leases, wells, and equipment with upside potential for additional development.

Effective commencing October 1, 2000 the Company acquired and began operating by contract 10 wells of which 9 are currently producing oil in Young County, Olney Texas.

Current Operations of Producers Supply
--------------------------------------

Producers Supply, Inc. ("Producers Supply") has been in the oil and gas field inventory and supply business serving southern Arkansas and the surrounding area since 1974.

Producers Supply provides oil and gas well services to customers, and sells supplies such as rods and tubing for wells and pumping units. From inventory on hand it usually can replace specialized parts and equipment as required, or provide for the ordering of such required parts as may be needed for workovers, repairs, and general maintenance. Additionally, it can provide mobile pulling unit services. The pulling unit available on hand in inventory is a portable mobile rig with mast that pulls mechanical equipment, such as rods, tubing, and pumps from a well when repairs are necessary. Sub contracted services can also be provided for tubing and casing swabbing of wells.

Additional services supplied by Producers Supply, Inc., available for a fee to its customers include but are not limited to: drilling and implementation programs; sub-contract and crewing; completions and remedial work; design and engineering reports; surveys and mapping; consulting on leases; pipe line title evaluation; maintenance and support. Producers Supply sells the Moyno Pump system. This pump is built to better withstand processing of fluids (oil) having a higher sand content. Producers Supply acquires the pump at wholesale pricing. The mark up is usually in the range of 25% to 30% above the price Producers Supply pays for the item. There are no minimum purchase quotas. The Moyno pump is available either in stock or by ordering for purchase by its clients.

Its President and one principal manager for the store oversee the operations of Producers Supply. Minimized operations help keep costs and overages in line until the Company is prepared to begin expanding its business operations in the area.

     Competition:  The market for the  products and  services  Producers  Supply
(PSI) offers is competitive and requires substantial resources and skilled and experienced personnel. The Company believes that the principal competitive factors in this market include the ability to deliver quality products and services in a timely manner at a fair price. On the basis of these factors, the Company believes Producers Supply can compete favorably with its competitors. Producers Supply competes with other independent contractors and equipment resellers in markets in which it operates.

Several competitors are larger companies that have greater financial, technical, and marketing resources. In addition, there are relatively few barriers to entry into the markets in which it operates. As a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. Competition in Producers Supply's area of business is directly related to oil and gas prices. Economic, political and environmental forces also play a role in the degree of competition Producers Supply faces.

     Customer Base: Producers Supply is dependent on a relatively small number of Independent oil producers; these oil producers are both small and medium size Companies that are predominantly located within 100 miles of the Supply store. Most of these customers have established a long-term relationship with Producers Supply. Most of these customers purchase on credit, have charge accounts, and are billed on a regular basis.

     Suppliers: The Company's operations relative to Producers Supply do not depend upon any single supplier. Because it has multiple sources of supply, it has not experienced difficulties in obtaining adequate sources of supply and adequate alternatives to satisfy customers. The Producers Supply operations do not have formal purchase contracts for supplies and purchases items under individual purchase orders.

Future Operations of Producers Supply
--------------------------------------

In order to potentially increase one area of revenue output for operations of Producers Supply, the Company is taking steps to provide initially a $50,000 to $100,000 inter company line of credit to be available for its operations over the next three to six months. This line of credit is contingent upon the Company receiving adequate funding, which would represent finances available in excess of requirements of payments or pay downs of current obligations (see further discussion in "Liquidity and Capital Resources" section). This would be used for
1) wholesale purchase and retail sale to customers of items such as rods and tubing which need to be available on demand for new well upstarts principally in the area of Stephens, Arkansas and 2) the hiring of operations and repair personnel. The oil wells and operations in the area are subject to sand, which burdens pumps. If the Company should be delayed or fail to provide Producers Supply a line of credit it will not substantially alter its business plan, but shall not be able to take advantage of some of the recurring revenue potential available to it, due to the renewed interest in the energy sector (see further discussion in "Future Planned Oil and Gas Operations").

Current Oil and Gas Operations
------------------------------

Our entry into the oil and gas business and the initial production of oil began on September 29, 2000 and came from the acquisition of an 87.5% majority working interest and corresponding majority net revenue interest in oil and gas properties comprised of 6 leases, equipment, 2 salt water disposal wells, oil purchase contracts, and all other associated interests in 10 operating oil wells. The wells are set up for producing oil reserves with revenues located in Olney, Young County, Texas ("Olney Interests"). Prior to acquisition of these interests, the Company had obtained two third party reports to verify reserve estimates, lifting cost averages per barrel, rates of decline, and other factors. A later report from Russell K. Hall and Associates of Midland, Texas was required for verifications in order to obtain the financing the Company received from Baseline Capital, Inc. We are presently not engaged in the production of natural gas, but may develop this in the future. As of August 1, 2002 our current working interests for these properties are 87.5% along with corresponding net revenue interest (please see SECTION 2 - "Description of Properties" first discussion and table under heading).

The Olney Interests were acquired from Rogers Drilling Company (Rogers) in Olney Texas. Crown Quest Operating Company operated the properties until approximately April 4, 2001. Rogers operated the leases, equipment, wells and reserve interests for the Company on a month-to-month contract basis. Roger's, having originally owned and operated the interests, is experienced in the area and has staff available for oversight and monitoring of the Company's interests. Rogers notified the Company that they are now focusing on new exploration and development and has once again turned over operations to Crown Quest Operating Company effective March of 2002. Crown Quest will continue to utilize a pumper operator familiar with the area. Baseline Capital, Inc. in Midland Texas administrates monthly activities including the Company's lock box for oil production income, issuing monthly note, management, consulting, and lease operating expense payments, collecting, and compiling reports for monthly delivery to our accounting office.

To update our Form 10-SB/A3 filing: The Company originally reported that in May and June of 2000 the Company participated in the attempted completion of one development well. The one well was a dry hole. The well was located in Runnels County, Texas and the Company owned a 29.3333335% working interest in the well. The Company consequently owned this same minority interest in an unproved 257 acres on two leases held for development, including associated interests in all equipment and fixtures located on or used in connection with the leases on a well-to-well basis. The two leases are both located in Runnels County, Texas. The leases were believed to contain reserves of oil and gas, and we had not attributed proved reserves to these leases. The Company indicated it had been attempting to sell its interests to industry partners or to develop them. The leasehold interests unless renewed or developed successfully was indicated to expire approximately May and June of 2002. As of December 31, 2001 the Company elected to expense these items, and further, as of end of June of 2002, elected to treat these interests as having expired. As of August 15, 2002, the Company is awaiting confirmation of the status of our interests filed and recorded with the Runnels County Recorders office. If the Company finds and confirms that these interests have been rolled over by the primary working interest holder, effecting and confirming our interests good and valid, then the Company may consider exploiting or developing these interests, and will update its status.

     Competition: The oil and gas industry is highly competitive. As a new Independent producer entering the oil and gas business, the Company will not initially own and may never own any refining or retail outlets and may have little control over the price it will receive for planned crude oil production. Higher costs, fees and taxes assessed at the producer level may become prevalent and will not necessarily be able to be passed on to the Company's customers. Although management has established relationships in its proposed acquisition activities, significant competition by individual producers and operators or major oil company's exist. Integrated and independent companies and individual producers and operators are active bidders for desirable oil and gas properties. Many of these competitors have greater financial resources than the Company has now or will have in the near future.

     Customers/Delivery Commitments: The Company presently sells and receives monthly payment for its production of oil in Young County, Texas by its division order with Conoco, Inc. The Company believes that there would be other customers available willing to purchase its oil production if its current contract relationship would cease. By division order, Conoco Inc. purchases all of the Company's crude oil from its "Olney Interests" based on a month-to-month contract, which can be terminated at, anytime upon thirty (30) days notice by either party. The Company has no commitments that obligate us to produce any set amount of oil (see also "Management's Discussion and Analysis of Financial Condition, and Plan of Operation", and "Description of properties"). A division order is a contract for the sale of oil, by the holder of a revenue interest in well or property, to the purchaser. It lists the names of revenue interest owners of a producible oil well or wells, along with the respective share of production revenues, and directs the purchaser to distribute the proceeds of production sales, accordingly.

Future Planned Oil and Gas Operations
-------------------------------------

The Company's eventual stability in the oil and gas business will be dependent largely on its ability to acquire significant financing amounts to carry out and implement its plans (see further discussion this section, "Management Discussion and Analysis", and "Liquidity and Capital Resources" sections).

The Company is presently in different stages of review and discussion, gathering data and information, and any available reports on other potential acquisitions in Texas, Ohio, Oklahoma, Arkansas, and other areas.

Mr. Harlow appointed as an advisory board member effective April 2, 2001, has assisted the Company in project research and evaluation of potential oil and gas project prospects and related technology interests in addition to areas regarding The Harlow Corporation (see further discussion this section).

We are additionally engaged in establishing and planning for organizing new subsidiary operations. Though not yet operational Oil & Gas One, Inc., is being formed to be utilized for the purpose of managing and operating planned Arkansas and surrounding area acquisitions of oil and gas leases, producing reserves, exploration, development, and drilling programs.

Projects with potential for development of available oil and gas reserves have been identified for planned, initial Oil and Gas 1, Inc. subsidiary operations. One such initial project is located in the Stephens Field, Ouachita, and Columbia Counties, Arkansas. One of the opportunities of interest is a potential test-drilling program to develop 6 wells in the southern Arkansas Nacatoch Sand at depths of 1600 to 6,000 feet. Nacatoch sands are located in the core operating area of Producers Supply, which can provide the services for the test development and is subject to our ability to provide financing. Presently the Company does not hold any interests in the Nacatoch Sand. Mr. Wilson, director and President of Producers Supply, Inc. who has worked many years in the region and is directly associated with the oil and gas business, can provide review and identification of oil and gas leases available for sale for potential acquisition by the Company based on where oil is being found. The costs indicated for such an initial 6 well test would run approximately $ 527,000 and estimates include acquisition of leases and interests, rig, crewing, permits, title, and legal. If the Company can provide this financing requirement target for this proposed test over the next 3 to 6 months or sooner, and was successful in its efforts, estimates indicate 5 to 10 barrels of oil per day per well could be produced. Upon a successful first test effort the Company could consider additional 6 to 12 well drilling programs in this area for ongoing stages of development. Older reserve reports and studies, that would need to be updated, indicate that the Nacatoch Sand has historically produced long life reserves with revenues of 20 to 30 years.

     Regulations, Arkansas: Any oil undertaking within the State of Arkansas requires obtaining the necessary permits and approvals from the Arkansas Oil and Gas Commission. Once a lease is obtained and prior to commencement of any drilling, an operator's agreement must be on file with the Commission. In addition federal regulations governed by the Environmental Protection Agency must be strictly followed (see further discussion addressing the regulatory environment governing oil & gas drilling and production found under "Business Risks" "Regulation" section of this filing). The Company is not involved with obtaining any permits in Arkansas at this time.

The Company had entered into a letter of intent with The Harlow Corporation, an oil and gas concern, which has administrative offices in Amarillo, Texas and district operations office in Sayre, Oklahoma. Operations include 55 producing gas wells, and presently 4 producing oil wells all of which are located in Oklahoma, Kansas and Texas.

The Harlow Corporation owns and operates 90 miles of gas gathering system in Oklahoma. It maintains warehousing and yard facilities for its well service equipment and inventory, and has a comprehensive research library including maps, surveys, engineering studies, logs, and other historical data that would be available for use by the Company. The long term potential for the Company, if it can secure financing for acquisition of The Harlow Corporation, would be to develop and produce natural gas reserves within the area of Harlow's gas gathering systems, and the availability of pursuing exploration efforts on shore in Australia. The letter of intent expired on or about July 30, 2001. The Company considers this project unlikely to be completed unless such finances are arranged (see further business discussion this section).

To update a Company press release of March 28, 2001 regarding potential efforts in Australia, we have no final arrangement that has come about and the letter of intent has expired. William V. Harlow, Jr. remains as an advisor to the Company. The Harlow Corporation entered into agreements for conducting geophysical and geological exploration activities in Queensland, Australia, with permit holders and as an approved applicant, on 5,872,494 acres. Recent declarations by the Government of Queensland and New South Wales regarding the native title claims issue indicates the right to negotiate process is in progress. This would allow permit holders the opportunity to commence work programs in the first quarter of 2002. Initial geological efforts on these permits by The Harlow Corporation are very positive and a scheduled exploration program will be initiated upon satisfactory resolution of the native claims issue, between April and October of 2002. The Harlow Corporation is pursuing additional interests in its area of interest. The Company has the opportunity through its relationship with Mr. Harlow and The Harlow Corporation to be involved in these potential efforts in Australia. Harlow Australia Pty. Ltd., is owned and founded by Mr. Harlow, and is independent of The Harlow Corporation. At present we have the opportunity to acquire up to approximately 49% of the available working interests in the initial work program at total estimated cost of USD $800,000. Later phases of the full-scale development project contemplated, anticipate an additional $1,000,000 financial requirement would be needed by January of 2003. Preparation for the work program as reported in our prior Form 10-SB/A3 filing was currently planned by Mr. Harlow to commence second quarter 2002. This schedule was revisited by the ongoing Australian Government permit procedures and processes to commence third quarter 2002 and is now effective. Our initial financial requirement is needed prior to commencement or as acceptable to Mr. Harlow for any potential participation. Although the Company is actively working on financing, funding for this opportunity has not been closed or committed by the Company. Project is subject to prior sale.

The Company issued 10,000 shares of its restricted common stock in behalf of signing the initial letter of intent with the Harlow Corporation and has issued an additional 10,000 shares of restricted common stock for an additional extension of the letter of intent, which extension has also expired. The principal fulfillment terms for the letter of intent included 1) $135,000 down payment 2.) A $2,365,000 production loan, interest only at 10% interest, all due with principal and interest in three years, and 3) approximately 2.5MM shares of the Company's common restricted stock with certain rights to file for registration of the shares in any public offering for the Company. Although the letter of intent has expired, the parties are continuing discussions and negotiations. This is now subject to prior sale. At August 1, 2002 this is subject to new negotiations of its terms.

As to reference a Company press release of March 28, 2001 and later reported as an update in a previous filing on Form 10SB/A3: with respect to potential projects in the Republic of Kazakhstan we have terminated all involvement. The Company had received for its review a 53 page summary information report containing geological and geophysical studies regarding the Kokaral Concession between the government of the Republic of Kazakhstan and Kokoral Munai LLP, a Joint Venture Limited Liability Partnership majority owned by the Kazakhstan Development Corporation and U.S. interests. The report indicated that The Kokaral Joint Venture obtained from the government of Kazakhstan on July 31 of 1997, an exclusive petroleum exploration license for a program in the 2,750 square kilometers (655,000 acres) provided by the concession, located in the Kokaral Peninsula, Turgay Basin, the North Koral Region. PetroQuest International, Inc., an option holder in the Kazakhstan Development Corporation, introduced the Company to the opportunity. The Company's potential participation, if any, was to involve provision of potential finances, via Life Energy, for acquisition of interests in the project, to provide funds for shooting additional seismic geological and geophysical studies, drilling of exploration wells and infrastructure, as part of the work program and exploration scheduled. The report indicated that subsurface structures identified could have the potential for significant oil reserves in multiple Jurassic and Cretaceous sandstone reservoirs at depths of approximately 5,000 and 8,000 feet. There was indicated an additional potential for gas reserves in both the Cretaceous and Paleocene sandstone. The Company determined, however, that any consideration and participation in the program is not in its best interests financially and otherwise due to historical turmoil in the area. The Company also felt such a project ultimately would experience difficulty, and even if successful, have relatively high potential exposure and danger or difficulties in transportation and export of reserves, short to long term. The option holder has notified the Company that the Kazakhstan Government has revoked the Kokaral Concession.

On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland in which Life Energy agreed to acquire 49% of the then issued and outstanding shares in the Company for $20,000,000. The agreement was never consummated.

Scheduled payments under the agreement were to be made by Life Energy on a quarterly basis beginning December 31, 2000 and continue for 3 years. Life Energy breached the Agreement and failed to provide funds. In its March 28, 2001 press release the Company indicated it was working together with Life Energy by identifying certain oil and gas, and other related prospects for acquisition by the Company. Prior to the press release, Life Energy had agreed to promptly schedule a meeting with the Company in Scottsdale, Arizona and move forward. The purpose of the meeting was to resolve all issues regarding the consummation of scheduled funding and discuss the Company's acquisition of the proposed assets. On the basis of the proposed meeting the Company was not to hold Life Energy in violation or breach of the agreement, and consider that Life Energy's performance was merely pending. The Company did not receive any indication for scheduling the meeting due upon its last press release. The Company having no substantial correspondence since will move to terminate this arrangement.

On October 30, 2000 the Company pursued a purchase agreement to acquire all of the Hull Silk field equipment, technology licenses, and certain related liabilities of Calmon Enterprises, Inc. The Agreement terminated, and was never consummated.

The Company is dependent in its early stages primarily on its obtaining significant first financing for furthering the commencement of its Phase One acquisition and development program (see further discussion and the section on "Liquidity and Capital Resources").

Phase One Acquisition and Development:
--------------------------------------

The commencement of our Phase One acquisition and development program began in part with the acquisition of the Company's interests in the producing oil wells in Young County, Texas. We have been focused on building an initial platform and infrastructure for our future growth. We were slowed down in our 2001 attempts for financing and growth activities in part due to prevailing economic conditions, and declines in oil prices. Discussions, work, and review toward one of our goals, has been to acquire working interests in another 50 to 100 producing oil and gas wells with revenues. We also plan to start a test-drilling program and expand the supply operations in Arkansas. Our plans include development of potential gas wells, to establish operations in Oklahoma, and further develop our Young County interests. The projects can be activated at present, one or all, and not necessarily in any required order.

The Company has been looking for bank financing for acquisitions of producing oil and a gas interests, working capital through potential real estate asset based loans, and discussing one or more of the opportunities with potential working interest partners. The Company will additionally attempt to secure a future private placement or offering of its equity to finance some or all of its proposed operations in the amount of two to five million dollars within the next 6 to 9 months of 2002. The Company may reduce or increase its requirement as circumstances dictate.

The Company's efforts to raise capital will be dependent on many factors including timing, the stock market in general, oil and gas prices, media news, OPEC announcements, and suitable and continued availability of acquisitions for the Company. We believe an equity purchase arrangement for acquiring producing oil and gas interests and development activities would provide for increased cash flow and conversion of debt. There is no assurance or guarantee that the Company will be able to attract and consummate debt or equity funding for the development of its Phase One plans, or that if it obtained such debt or equity funds that its expectations would ultimately result in positive cash flow operations and increased equity to the Company.

Successful negotiations for acquisitions, confidentiality, timing and the Company's financial capabilities will play a significant role in any success of both current and future operations for the Company, including existing subsidiary and planned subsidiary operations.

From time to time Management will examine oil and gas operations in other geographical areas for potential acquisition and joint venture development.

SALES AND MARKETABILITY

The marketability of the Company's crude oil has not posed a problem for the Company. Crude oil can be easily sold, wherever it is produced in the states the Company operates in, subject to the transportation costs. The crude oil produced by the Company is transported by truck and in the future may be transported by pipeline. The Company does not yet produce natural gas. The Company is presently pursuing potential acquisitions for natural gas production and in some of the areas there are gas gathering systems and pipelines available.

The Company will evaluate strategies to improve upon performance in year 2002. The Company plans presently are to further build its Producers Supply clientele base by attempting to structure development projects in the southern Arkansas core area of operation. The Company will require significant capital infusion and success in marketing certain available project interests. The Company may need a line of credit sufficient for development and to provide needed staffing and marketing necessary to implement potential growth of its operation (see earlier "business discussions" and "future plans" segment).

BUSINESS RISKS

Production Risks: All of the Company's proposed oil and gas activities would be subject to the risks normally incident to the exploration for, and development and production of, natural gas and crude oil. These include, but are not limited to, blowouts, cratering and fires, each of which could result in damage to life and property. In accordance with customary industry practices, the Company plans to maintain future insurance for its proposed operations against some, but not all, of the risks. Losses and liabilities arising from such events could reduce revenues and increase costs to the Company to the extent not covered by insurance.

Development Stage Company and New Business Activities: Due to the Company's limited operating history, it is a development stage company and it will be difficult to predict accurately the future revenues. This may result in one or more future quarters where the Company's financial results may fall below the expectation of management and investors. However firmly management may believe in its prospects, the Company could fail. Operating results may vary, depending upon a number of factors, many of which are outside the Company's control. Material factors expected to impact the Company's operating results include, decline and stabilization of oil and gas prices at an unprofitable level, legal costs associated with registration of options and other filing requirements, expansion activities, increased interest and expenses for borrowings and possible hiring of additional full time employees. Every investor should evaluate the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in the oil and gas industry. The past performance of Energy Producers, Inc. cannot be used to predict the future performance of the Company.

Lack of Experience: Almost all of the Management team joined Energy Producers, Inc. in 1999. Most of the Company's Management lacks technical training and experience in the oil and gas industry and certain of our Management only devote a small percentage of their time to Company business. This lack of training and experience and less than full time effort will probably cause them to miss opportunities that more experienced managers would recognize and take advantage of. With no direct training or experience in these areas, our Management may not be fully aware of many of the specific requirements related to working in this industry. Management's decisions and choices may not be well thought out and operations and earnings and ultimate financial success may suffer irreparable harm. Additionally, many of these individuals have not previously worked together. If senior executives and managers are unable to work effectively as a team, business operations could be considerably disrupted.

Operating Losses: The Company expects to incur increased operating expenses during the next year. The amount of net losses and the time required for the Company to reach and sustain profitability are uncertain. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and acquisitions and the time required for the Company's planned production to become available in the marketplace. There can be no assurance that the Company will ever generate product revenue or achieve profitability at all or on any substantial basis. Our losses effective for the Year ended December 31, 1999 attributable to initial commencement of our current operations following the Company's reverse merger was $300,417. For the Year ended December 31, 2000 we had a gain of $44,817. Our net losses for the Year ended December 31, 2001 are $8,275. Our total for all combined period losses therefore through December 31, 2001 attributable to the initial start up, commencement, and development of current oil and supply segment operations are $263,817, and through June 30, 2002 are $403,587.

Requirement for Additional Capital: The Company believes that additional debt or equity financing will be necessary to develop its planned activities through the next twelve to twenty four months. However, no assurance can be given that all or a significant portion of any debt or equity financing will be arranged, consummated, and sold or that any changes in the Company's operations and expansion plans would not consume available resources more rapidly than anticipated. The Company will need substantial funding to support the long-term expansion, development, and marketing of its business and subsidiary operations (see "future plans").

To the extent that the Company's capital resources, including the proceeds of any offering, are insufficient to meet current or planned requirements, the Company will continue to seek additional funds through equity or debt financing, collaborative, or other arrangements with corporate partners, and from other sources, which may have the effect of diluting the holdings of existing shareholders. The Company has no effective or approved current arrangement with respect to such additional financing that is either secured or finalized at this time. Even though the Company has existing prospects for general or project financing, the outcome may change, be delayed, or may not be conclusive, therefore financing is not assured or guaranteed. Potential financing to be obtained from prospects is not assured or guaranteed until actually consummated and financing actually provided. The Company at this date does not anticipate that existing shareholders will provide any portion of the Company's future financing requirements.

Need for Expansion: The Company expects expansion will be required to address potential growth. This need for expansion will continue to place a significant strain on the management and financial resources of the Company. Failure to manage growth could disrupt the operations and ultimately prevent the Company from generating expected revenues.

The Company's business strategy includes entering into business partnerships and may include acquiring complementary businesses, such as, existing production or products such as technology and acquisitions related to oil and gas or other resources, oil and gas field operations, and engineering. Other areas of future operations may include real estate, land and commercial development, bio solid waste treatment, technology and facilities, and fuel cell technology. The Company may be unable to complete suitable business partnerships and acquisitions on commercially reasonable terms, if at all. Competition could impair the Company's ability to successfully pursue these aspects of this business strategy.

Business partnerships or acquisitions could disrupt ongoing business, distract management and employees and increase expenses. If the Company makes an acquisition, it could face difficulties assimilating that company's personnel and operations. Key personnel of the acquired company may decide not to work for the Company. Acquisition of additional services or technologies also involves risk of incompatibility and lack of integration into existing operations. If the Company finances the acquisitions by issuing equity securities, this could dilute existing stockholders positions. Additionally, funding instruments may have rights, preferences or privileges senior to those of the Company's stockholders.

No Financial Data: As a result of its limited operating history, the Company does not have historical financial data upon which to forecast revenues and results of operation. The actual effect of these factors on the price of stock will be difficult to assess. Results of operation may fall well below the expectations of securities analysts and investors, and the trading price of common stock may drop.

Estimating Inaccuracies: There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil, condensate and natural gas liquids that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the amount and quality of data and of engineering and geological interpretation. Estimates of different engineers vary. Results of drilling, testing and production after the date of an estimate may justify revision of such estimate. Reserve estimates are often different from the quantities ultimately recovered including the continual possibility of failure to find oil or gas and the drilling of a dry hole, and concentrations of oil in unexpected differing amounts on certain holes or targets drilled.

Declining Reserves: Volumes of proposed oil and gas acquisitions by the Company will decline as reserves are depleted. Reserve volumes generated from future activities of the Company are highly dependent upon the level of success in acquiring or finding additional reserves.

Key Officers Services Provided By Outside Consulting Firms: Individual outside consulting firms owned by three of our key officers Mel Herzog, Chairman and CEO, Dennis R. Alexander, President and Director, and Melvena Alexander, Secretary and Comptroller manage the business of the Company. The loss of the services of any key individual could be detrimental to the development of the Company's business and could adversely affect the conduct of the Company's business. The Company may hire future employees not provided through outside consulting firms, and depend on their services, the loss of which may be detrimental to the development of the Company's business and could adversely affect the conduct of our business. While it intends to do so, the Company has not yet applied for key-man life insurance and the Company has not obtained insurance covering the possibility that any of its key officers and management personnel might become disabled or otherwise unable to render services to the Company. The success of the Company is also dependent upon its ability to attract, contract with and retain highly qualified technical, managerial and marketing personnel. The Company faces competition for such personnel from other companies, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to recruit and retain such personnel.

Regulation: The Company will be subject to regulation by numerous governmental authorities. The Company and its proposed operations are subject to federal, state and local laws, and regulations and ordinances relating to the production and sale of oil and gas. Some of the laws that the Company is subject to include the Clean Air Act, the Clean Water Act, and the Endangered Species Act. Other laws and regulations include laws governing allowable rates of production, well spacing, air emissions, water discharges, marketing, pricing, taxes, and use restrictions and other laws relating to the petroleum industry. For example, coal bed methane wells are being highly regulated for disposing of produced fresh water on the surface. The EPA is requiring that the fresh water meet more stringent standards than before, and can require the water be injected underground making drilling these wells potentially uneconomical. As another example, Governmental regulation may delay drilling in areas that have endangered species. Therefore, if the Company were to undertake a drilling program in such an area by a proposed development project in the future, no assurance could be given that such delays would not become more expensive. Regulations may have a negative financial impact on us depending on the compliance costs.

Any failure to obtain, or delays in obtaining regulatory approvals by the Company and or its operators, could delay or adversely affect the Company's ability to generate revenues. These laws and regulations could impose substantial liabilities for the Company if it fails to comply. Further, there can be no assurance that the Company through its contract operators will be able to obtain necessary regulatory approvals for any if its future activities including those which may be proposed for the further development of oil and gas. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company.

Environmental regulations and taxes imposed by state governments in a jurisdiction wherein oil and gas properties are located impose a burden on the cost of production. Of the gross production revenues, severance and ad valorem taxes in Texas for oil and gas amount to approximately 7%, in Arkansas they amount to approximately 6%.

Environmental requirements do have a substantial impact upon the energy industry. Generally, these requirements do not appear to affect the proposed Company operations any differently, or to any greater or lesser extent, than other companies in the domestic industry as a whole. The Company will establish policies and procedures for compliance with environmental laws and regulations affecting its proposed operations. The Company believes that compliance with environmental laws and regulations will not have a material adverse effect on the Company's operations or financial condition. There can be no assurances, however, that changes in or additions to laws or regulations regarding the protection of the environment will not have such an impact in the future.

At this time no regulatory or additional regulatory approvals are necessary and, to the best knowledge of the officers, we have complied with all laws, rules and regulations.

Officers And Directors Beneficially Own 69.41% Majority Of Shares: The executive officers and directors of the Company currently beneficially own approximately 69.41% of the outstanding Common Stock representing a majority at August 1, 2002. Accordingly, such persons will effectively control the Board of Directors of the Company and will direct the affairs of the Company.

Penny Stock As A Risk; Definition And Rule Reference: The Securities and Exchange Commission has adopted Rule 3a51-1 of General Rules and Regulations, Promulgated under the Securities and Exchange Act of 1934, which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

OBLIGATIONS AND CONTINGENCIES

The Company is liable for future restoration and abandonment costs associated with its oil and gas properties. These costs include future site restoration and plugging costs of wells. The cost of future abandonment of producing wells has not been determined. Management believes that these costs will not have a material adverse effect upon its financial position or results of operations.

OTHER

The Company presently does not retain any employees. Individual consulting firms owned by three key officers manage the day-to-day operations of our Company full time. The Company is not in the position to afford to make salary payments. Three other directors, two of which are officers of the Company, assist us and are available as required for no charge. The third is an executive officer supervising our subsidiary operations in Arkansas on a contract basis. We also have three advisors; one assists the executive officers on a contract basis; the other two advisors assist us with project evaluations. The Company intends to hire several full time employees if we receive funds, which include; chief communications officer; investor relations; vice president; operations officer; financial officer; oil and gas operator pumper supervisor.

Future performance will be substantially dependent on the continued services of management at no cost and the ability to retain and motivate them. The loss of the services of any officers or senior managers could affect activities of our business and its operations until additional personnel can be retained and trained to perform some of the management tasks. At the present time the Company does not have long-term employment agreements with any key personnel and does not maintain any life insurance policies.

All of the company's revenues during the last fiscal year were derived from domestic sources.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

SUMMARY RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain forward-looking information that involves risks and uncertainties. Many of the risks and uncertainties that could cause actual results to differ materially from those anticipated are beyond the ability of the Company to control or predict. Those risks and uncertainties include but are not limited to: The risk of significant natural disaster, the inability of the Company to insure against certain risks, fluctuations in commodity prices, the limitations in the ability to estimate oil and gas reserves, changing government regulations, as well as general market conditions, competition and pricing.

To date, the Company derives income from both its wholly owned subsidiary oil field inventory and supply operations, Producers Supply, Inc. and income from commercial operations of our interests owned in oil production and development located in Olney, Young County Texas.

The Company is currently focused on making presentations to asset-based lenders and other financial institutions for the purpose of acquiring additional existing oil and gas properties with revenues. If not successful the Company may lose the opportunity to make or conclude these or other potential acquisitions, which would delay or require substantially altering its current plan for growth.

One of the ways plans for growth could be altered if current acquisitions now available become unavailable:

The Company would need to identify, locate, or address replacing current potential acquisitions with new prospect acquisitions or initiate other existing available projects that may have been planned for later stages of growth and the Company may therefore not be ready to activate. This can place a strain on the Company. New acquisitions take time to review, analyze, inspect and negotiate. The time taken in the review activities is an unknown factor, including the business structuring of the project and due diligence for an acquisition. On average the Company has experienced to date review time ranging minimally from one to three months to six months to one year. Review time can encompass many factors. For example, checking condition of equipment, obtaining reserve reports, reviewing historical information and studies, visiting locations, checking for complimentary managements, etc. Although the Company to date has had a reasonable amount of good prospective acquisitions, it has closed on minimal transactions to date which include Producers Supply, Inc., our wholly owned inventory and supply operations, Runnels County leases, and our Young County Texas interests, wells, and proved producing reserves with revenues.

GENERAL

Energy Producers, Inc. derives its revenues from retail sales of oil and gas field inventory equipment, service, and supply items primarily in the southern Arkansas area. Additional revenues effective and commencing since October 1, 2000 have been derived from the acquisition of the producing oil wells with revenues in Olney, Young County, Texas. The Company is focused on evaluation of the market potential for further development of its subsidiary operations and revenues in fiscal 2002, and other potential proved producing oil and gas properties available to the Company for acquisition.

The Company expects to incur increased operating expenses during the next year from commencing activities related to its oil and gas acquisition and development program. The amount of net losses and the time required for the Company to reach and maintain profitability are uncertain at this time. There is likelihood that the company will encounter difficulties and delays frequently encountered in connection with a new business, including, but not limited to uncertainty as to development and the time required for the Company's plans to be fully implemented, governmental regulatory responses to the Company's plans as well as fluctuating markets and corresponding fluctuations in the prices of oil and gas. There can be no assurance that the Company will ever generate significant oil and gas revenues or achieve profitability at all or on any substantial basis.

RESULTS OF OPERATIONS - 2001 Compared to 2000

Total revenue for oil production and retail sales segments in calendar year 2001 was $384,729 as compared to total revenue for the year 2000 of $169,068. Retail sales increased 15% during 2001 as compared to 2000. Total oil and sales increased from $143,374 to $354,608 accounting for a majority of the Company's revenues. The increase in oil revenues was due primarily to the reporting of oil revenues for the full year in 2001 as opposed to only the last quarter of 2000 commencing on the effective date of the acquisition October 1, 2000. There was some down time for normal maintenance on the Wiechman Deep, Griffin and KW Unit wells during 2001. Repairs were made on various pumps, and several casing leaks, and the wells were down from one day to one week from time to time, then restored to full production. Additionally, expenditures of $11,250 were made to plug a deep producing formation and come up the pipe on our Wiechman Deep well to re-complete and produce oil in the Caddo formation. Results for increasing the production on this particular well were less than expected as the ratio/production for oil in this formation produced along with natural gas unexpectedly. This created a variable result and had to be tuned and adjusted over several weeks. At this time there are no economically feasible ways to produce natural gas in this area of Young County Texas. Overall in fiscal 2001 the average oil prices decreased 21% percent from $31.66 per barrel in 2000 to $25.16 per barrel in 2001.

Our Producers Supply, Inc. retail sales income increased from $25,694 to $30,121 due to a minor increased demand for supplies in the Stephens Arkansas and surrounding area.

Costs of operations for oil production increased from $14,010 for the three months in 2000 to $78,878 in the twelve months of 2001. This item includes all well operating expenses and any amounts paid to property manager and consultants. Increasing disbursements made due to higher oil production volume accounted for most of the increase.

General and administrative costs increased from $152,214 in 2000 to $214,927 in 2001 due to increased operational expenses.

The Company's total stockholders' equity deficit was reduced from ($133,002) in Year 2000 to ($83,460) in Year 2001. Although still negative, this improvement in shareholder's equity was the result of a reduction in deferred expense and payables in Year 2001.

Income from operations increased from ($7,481) in 2000 to $81,129 due to the increase in revenues from operations of the oil wells for a full year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities was $13,955 for the year ended December 31, 2001, as compared to $22,050 for the twelve-month period ended December 31, 2000.

The decrease in cash from operating activities shown on the cash flow statement was due to reclassification of other income in 2000. At the same time we had a substantial decrease in accounts payable.

Cash flow from investing activities was $92,957 for the year ended December 31, 2001, compared to ($61,127) for the twelve-month period ended December 31, 2000.

Cash flow from financing activities was ($129,719) for the year ended December 31, 2001, compared to $56,668 for the twelve-month period ended December 31, 2000. This was due to substantial repayment of notes payable, and the failure to consummate a stock subscription.

The Company's Outstanding Capital Commitments For 2001, status, and the anticipated source, or sources for payment include:

a.) Note to Royal Crest, LLC $ 371,915 issued March 31, 2001 with interest at 20% per annum. Monthly payments are interest only with full payment due on January 31, 2003.

     Status: (The note is current at June 30, 2002 at a balance of $366,067)

Anticipated Payment Source(s): Development of increased cash flow from the Olney Interests; from bridge or other bank financing loans; equity based financing; rollover refinancing of note.

b.) Note to Baseline Capital, Inc. $ 691,800 Note was issued September 29, 2000 and is a non-interest bearing note. Minimum monthly payments of $25,000 or 80% of net production proceeds from specified properties. (If a default occurred, Young County oil property Olney Interests owned by the Company would be sold)

Status: (The note is current at 6/30/02 at a balance of $541,800)

Anticipated Payment Source(s): Existing ongoing revenues from sales of oil produced; work program development of properties and restructuring note to potentially increase cash flow associated with these property interests by: 1) interest only bank type financing 2) sale of a percentage interest to JV type partner 3) equity based financing.

c.) Note to J.C. Wilson Pipe and Supply, Inc. $ 245,000 Note was issued August 15, 1999 and accrues interest at the rate of 9.5% per annum and, with extensions is due on or before June 1, 2002. (If a default occurred, subsidiary assets would be sold whose value is in excess of the obligation).

Status: (At June 30,2002, an extension is being negotiated on the terms of the note, and negotiations are underway to restructure the debt.)

Anticipated Payment Source(s): Extension on the note by issuance of restricted common stock. Payment of loan partially or in full by: 1) interest only bank type financing 2) Inventory type loan 3) equity based financing.

d.) Note to Bennett Family Trust $ 50,000 Note was issued June 12, 2001 and accrues interest at the rate of 12% per annum and Is due on or before June 12, 2002. Principal to be paid at maturity.

Status: (The note is pending negotiations for extension, payment, or payoff at 6/30/02).

Anticipated Payment Source(s): Partial payments from bridge or other bank financing loans, restricted common stock; full payment from equity based financing; rollover refinancing of note.

e.) There are several small notes that in the aggregate are immaterial. At June 30, 2002 two notes totaling $20,000 in the aggregate have been renegotiated or brought current by extension of their terms.

The Company must generally undertake certain and ongoing expenditures in connection with preservation of its property interests, to maintain its oil and gas development rights, and develop its business prospects, acquisition and interests in accordance with its plan. Expenditures made in connection with preservation of property interests during 2001 through April 15, 2002 were approximately $100,000.

Management has estimated that such cost for ongoing expenditures and minimal activation and development of its current plans will require $500,000 up to $5,000,000 or more during the first six to nine months of year 2002 (see additional discussion in the previous section on "The Business"). The Company may reduce or increase its requirement as circumstances dictate. We may elect to revise these plans and requirements for funds depending on factors including; oil and gas price activities; the markets as a whole; the availability, interest, and timing indicated from potential sources of capital; structure, and status of availability of any of our targeted acquisitions and interests.

To update this paragraph in this section in our prior Form 10-SB/A3 filing, we have been working on presentations to obtain potential financing for the development of work programs on our Young County oil properties. Plans include potential recompletions and for the drilling of 2 new wells. We have been additionally working on obtaining loans for renegotiation and refinance of a portion of or all the Baseline Capital, Inc.'s secured loan balance that includes a secured interest on the properties held by First American Bank of Midland Texas. The requirements and timing anticipated for this development and note restructuring are as follows: Drilling and Recompletions approximately $350,000 which have been revised August 1, 2002 to $250,000 to $300,000 based on re estimation of costs, and note restructuring $292,000 to $672,000 (which is revised August 1, 2002 to ($250,000 to $500,000) based on pay-downs of existing Baseline Capital note; 3 months or sooner preferred timing for both. Management believes cash flow can be improved if it is able to successfully obtain finances needed for the work program and can additionally negotiate a better restructuring of the note on the Company's Young County property interests (see additional discussions in "Business" and "Recent Developments" Sections).

The Company cannot predict how the oil and gas industry and its collective markets and pricing as a whole will vary during 2002 and what effect they will ultimately have on the Company.

Dividends
---------

No assurances can be given that the proposed operations of the Company will be profitable. The Company has not paid and does not currently intend to pay dividends.

Insurance
---------

The Company intends to maintain insurance coverage that it believes is customary in the industry. It is not aware of any environmental claims as of December 31, 2001, which would have a material impact upon the Company's present or proposed financial position.

OIL PROPERTIES

The Company as of the date of this filing is the primary owner of majority interests in oil producing properties consisting of 6 leases, wells, equipment, and reserves located in Young County, Olney Texas. The Company operates these properties on a month-to-month contract with local operators in the area. The Company currently sells its oil production by Division Order to Conoco Oil. The standardized measure of discounted future net cash flows for all the Company's properties as of December 31, 2001 is $1,167,007.

INCOME TAXES

At December 31, 2001, the Company has a federal operating loss carryforward of $779,997 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company owns an interest in 9 currently producing oil wells located in Young County, Texas.

The Company attempts to maintain all of its operating wells in good working condition. Our contract operator, familiar with the oil and gas business in the area contracts pumpers to oversee wells and interests owned by the Company.

The Young County Texas wells, properties and interests are secured by the Company's loan and note agreement held by Baseline Capital, Inc., and additional notes and security interests. All liens and encumbrances are discussed later in this section.

The Company owns a majority working and net revenue interest in oil and gas properties, which includes six leases, equipment, oil wells and salt water disposal wells (swd) set up for production of these interests in proved developed producing oil reserves, with revenues. The following table details the interests of the Company.

Lease Name                 Well Names                County         Working             Net Revenue
                           Under Leases                             Interest(%)         Interest(%)
Griffin                    Griffin #1                Young          87.5                68.359370
                           Griffin #2 (SWD)          Young          87.5                68.359370
K-W Unit                   K-W Unit                  Young          87.5                69.692910
McClatchy "B"              McClatchy B               Young          87.5                71.750000
Weichman Deep              Weichman#1                Young          87.5                70.000000
Wiechman Shallow           Wiechman#2                Young          87.5                70.000020
                           Wiechman#4                Young          87.5                70.000020
                           Wiechman#5                Young          87.5                70.000020
                           Wiechman#8                Young          87.5                70.000020
                           Wiechman#10               Young          87.5                70.000020
Wiechman "B"               Wiechman B                Young          87.5                70.000000
                           Wiechman (SWD)            Young          87.5                70.000000


A working interest means the percentage of the operating, drilling, completing and reworking costs that the Company is required to pay. The net revenue interest is the percentage of the revenues that the Company receives from the sale of oil that is produced from the wells.

A Mineral Interest is the ownership of rights to gas, oil, or other minerals as they naturally occur in place, at or below the surface of a tract of land. Ownership of the minerals carries with it the right to make such reasonable use of the surface as may be necessary to explore for and produce the minerals. Only the mineral owner (or fee owner) may execute an oil or gas lease conveying his interest in a tract of land. Severance: The owner of all rights to a tract of land (vertically or horizontally). In horizontal severance, for example, if he chooses to sell all or part of the mineral rights, two distinct estates are created: the surface rights to the tract of land and the mineral rights to the same tract. The two estates may change hands independently of each other. Severed mineral rights may be restricted as to mineral type, or limited by depth, (in which case the landowner retains the rights to minerals other than those severed, and to depth intervals other than those severed).

The Black Family Partnership, Ltd. owns the remaining one eighth (1/8) working interests in the various properties, including the leases, equipment, operated wells, and associated contracts, listed above.

The Company re-completed the Wiechman #1 deep well and is reported by our operator to be producing oil in the Caddo Formation and casinghead gas, which is being vented off. Casinghead Gas is natural gas produced along with oil from an oil well (as distinguished from gas produced from a gas well). Casing head gas pressure can reduce fluid production, and limit the economic life of some wells. If gas pressure is reduced by venting off oil production (measured in barrels of oil per day, BOPD), will increase. This results in increased revenue to the Company aiding the economics of keeping the oil well on production for a longer period of time at a higher profit margin. As facilities are not presently available in the area where this well is located, gas production is uneconomical at the present time. The Company may in the future look into employing new technology and or other effective measures or methods to be taken to improve production of oil in this well.

The table above represented is the Company's current interest in the leases wells and equipment that principally produce our revenues from the production of oil, and is not all inclusive of our interests in the properties. The interests are subject to certain rights and limitations of Baseline Capital, Inc. that presently receives at payout (55%) retained back in working interest that can be exchanged all or part by Baseline Capital, Inc. and certain Baseline investors for certain options granted to Baseline Capital, Inc. which vest upon payout of the note with expiration date three years after the vesting (see Material Contracts, "Note Agreement with Baseline Capital" that is filed as an exhibit to our amended Form 10SB/A2, date of filing October 1, 2001).

The referenced wells listed above are all located in Young County, Texas.

The Company attempts to maintain all of its operating wells in good working condition. Rogers Drilling Company of Olney Texas is familiar with the oil and gas business in the area. Rogers (through March of 2002) operates the Company's interests in the properties with overseeing production and maintenance activities for its oil wells, equipment and other development activities for the leases.

The Material terms of the 2001 Operating Agreement with the Company include:

Rogers Drilling Company (Rogers) is an independent contractor and operates the subject properties on a contract basis for a monthly overhead fee of $700.00. All other charges whether by Rogers, an affiliate of Rogers or third parties will be the responsibility of the working interest owners of the properties. Either party may elect to cancel the agreement upon 30 day written notice to the other party. Rogers has notified the Company in January 2002 that they are now focusing on new exploration and development. Operations will be turned over to Crown Quest Operating Company effective March of 2002. Crown Quest will continue to utilize a pumper operator used by Rogers with operating agreement on similar terms.

Rogers or current operator furnishes the monthly Lease Operation Expense and various activity reports to Baseline Capital, Inc. (Baseline) acting in capacities as Manager and consultant through its principal Karl Reiter. Both operator and Baseline coordinates with Company Management for oversight and decision making on important items related to the oil production activities. Baseline administrates the Company's lock box account at First American Bank in Midland Texas and receives the monthly run checks from Conoco, Inc. The run checks to the Company represent monthly payments due for the production of oil Conoco has received. Baseline administrates monthly activities including the Company's lock box for oil production income, issuing the monthly note payment due to Baseline Capital, Inc., after payment of management, consulting, and lease-operating expenses (LOE's), collecting and compiling Joint Interest Billing (JIB) Statements and certain reports and financial statements related to production income and expenses for monthly delivery to Company's accounting for compilation.

The operated wells listed above are secured and encumbered by notes to Baseline Capital, Inc. Additional liens and encumbrances include Royal Crest, L.L.C., and Bennett Family Trust. Mr. David J. Kronenberg a Director, and assistant secretary of the Company, is related to Royal Crest LLC, as a beneficial owner, and shareholder indirectly through DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

The Company paid cash for the interests in the properties, leases, equipment, wells, etc., borrowing $1,050,000 from Baseline Capital, Inc. Monthly payments payable to Baseline are the greater of eighty percent (80%) of the net production proceeds (from the acquired wells) or $25,000 beginning December 1, 2000 and continuing until paid in full. The present note matures March 31, 2004 or sooner depending on the amount of each monthly payment made in excess of $25,000. The Baseline Capital, Inc. note agreement contains provisions for an "Option Agreement", and in conjunction with the Baseline agreements the Company provided additionally for other various Baseline covered "Option Agreements". (see discussion and tables listed further in this document under "Description of Securities" titled "Stock Options".)

General Terms for the Royal Crest, LLC note: effective for the period commencing March 31, 2001; Original principle amount, $342,500, secured by a deed of trust on the Young County Properties, with interest rate of 20%, payable interest only beginning April 30, 2001 and continuing, all due and payable January 31, 2003. (See also section on "Liquidity and Capital Resources", "Certain Relationships and Related Transactions").

General terms for the Bennett Family Trust note: effective for the period commencing June 12, 2001; Principle amount, $50,000, secured by a UCC 1 lien on the Young County Properties, with interest rate of 12% per annum, interest only for the first three months, with $5,000 per month thereafter. All principal and interest is due on or before June 12, 2002.

The Company owned, subject to limitations, until June 30, 2002, a minority interest in an unproved 257 acres of leases for development, including associated interests in all equipment and fixtures located on or used in connection with the leases on a well-to-well basis. The two leases are both located in Runnels County, Texas. The leases are believed to contain reserves of oil and gas. The Company had not attributed proved reserves to these leases (see additional discussion in section on "Business", under sub heading "Current Oil and Gas Operations", and further listed and following in "Continued Description of Properties", under "Wells and Acreage" sub heading).

Continued Description of Properties
-----------------------------------

The Company's wholly owned subsidiary Producers Supply, Inc. owns and maintains a 5,000 square foot building, and adjacent facilities which house the oil field inventory, sales support and regional offices for the Company. Producers Supply, Inc. is located at 124 South First Street, Stephens, Arkansas 71764, and its telephone number is (870) 786-5424.

During July 1999, Mr. Larry Lough, ASA, ISA, President of Appraisal Systems, Inc., was retained to perform an appraisal on the equipment and inventory located on the premises of Producers Supply.

The primary purpose of the appraisal was to determine a market value of the property belonging to Producers Supply. The market value concept may be described as the likely price within a price range that a seller of such property might receive or the likely price within a price range that a buyer might pay. Estimating the cost to replace the property and then accounting for any observed deterioration, functional or economic obsolescence, might further determine this value or price.

Mr. Lough's detailed appraisal report dated July 16, 1999 indicated a market value of the inventory held by Producers Supply of $941,000.

During July, 1999, Mr. George P. Betts, MBA, GRI, Certified General Appraiser, CG-0561, Betts Enterprises, was retained to perform an appraisal of the land and building of the subject property commonly known as Producers Supply, Inc., a commercial business in Stephen, Ouachita County, Arkansas. The present utility of the property reported is a petrochemical industry parts and supply operation located at 124 South First Street in Stephens. Producers Supply, Inc. is a wholly owned subsidiary of Energy Producers, Inc. (the "Company").

The aggregate property considered within the appraisal is approximately .36 acres. The retail space, warehouse, offices and baths within the appraisal is approximately 5,000 square feet.

The property, which is the subject of the appraisal, is commercial in nature. The contiguous property is comprised of commercial utilities and public use areas. Other surrounding property would support the subject property in utility completely in its present form. No adverse utilities are in place presently that would have a negative effect on the subject property.

The purpose of the appraisal is to estimate the market value of the property as of July 12, 1999. In estimating the value it has been necessary to make a careful physical inspection, examination, study and analysis of the property.

Cost Approach                                                 $34,000
Income Approach                                               $25,500
Market Data Approach                                          $21,500


EXPLORATION AND PRODUCTION

The Company participated in the attempted completion of one development well in May/June of 2000. The one well was a dry hole. The well was located in Runnels County, Texas and the Company owned a 29.3333335% working interest in the well.

The Company did not participate in the drilling of a well or wells since May/June of 2000 through 2001 and to the present date of this filing.

The Company may participate in the drilling of a well or wells if it is able to successfully acquire attractive oil and gas leases with substantially proven undeveloped reserves, a preferred majority or suitable working interest being available, and can obtain or provide financing or market an interest on terms acceptable to the Company.

PROVED RESERVES

The following table sets forth the estimated total proved developed producing, and total proved developed non-producing oil reserves, net to the Company's interest. The reserve information is based on excerpts of the independent report prepared by Russell K. Hall Texas P.E. no. 69926 at the request of the Company. The reserve information presented evaluates the Company's interests in properties located in Young County, Texas operated currently as of March 1, 2002 by Crown Quest Operating. The following table summarizes Proved Reserves using an effective date of March 1, 2002 with an oil price of $19.25 per barrel (WTI posted) for same date. The table does not include Proved Undeveloped Reserves.

As per SEC guidelines, prices and costs remain unescalated throughout the life of the properties. For each lease, oil prices were compared to Scurlock Permian's West Texas Intermediate posted price. Differences between historical prices and this reference price were used to adjust for transportation, bonus, and gravity adjustments.

                (1) Present Value of Estimated Future Net Revenues

                                    Proved           Proved
                                    Developed        Developed       Total
                                    Producing        Non-Producing   Proved
                                    ---------        -------------   ------
Reserves (Net)
         Oil (bbl)                     48,525           51,540         100,064
         Gas (Mcf)                          0                0               0
Revenue ($)                         1,060,262        1,126,146       2,186,408
Expenses ($)                          354,043          151,332         505,375
Investments ($)                             0           40,000          40,000
Future Net Income ($)
         Undiscounted                 706,219          934,814       1,641,033
         Discounted @ 10%             523,726          590,749       1,114,475


(1) The oil reserves assigned to the properties in the evaluation were determined by analyzing current test data, extrapolating historical production data, and comparing field data with the production history of similar wells in the area. The current volatility of oil prices provides an element of uncertainty to any estimates. If prices should vary significantly from those projected in the appraisal, the resulting values would change substantially. The reserve estimates contained in the engineering report are based on accepted engineering and evaluation principles. The present value of estimated future net revenues, discounted at 10%, does not necessarily represent an estimate of a fair market value for the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the report are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices, and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures, and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices, and other factors.

The actual amount of the Company's proved reserves is dependent on the prevailing price for oil, which is beyond the Company's control or influence. World oil prices declined significantly during 1997 and 1998 from previous years and increased significantly during the 1999 and 2000. In 2001 prices again have been extremely volatile. There can be no assurance that oil prices will decline or increase in the future. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil as a source of energy as compared with natural gas, coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company.

WELLS AND ACREAGE

In the oil and gas industry and as used herein, the word "gross" well or acre is a well or acre in which a working interest is owned; the number of gross wells is the total number of wells in which a working interest is owned. A "net" well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres.

Set fourth below is information respecting the developed and undeveloped acreage owned by the Company in Young County and Runnells County Texas respectively as of December 31, 2001(first table below), and June 30, 2002 (second table below).


                Developed      Acreage          Undeveloped       Acreage
                Gross          Net              Gross             Net
                -----          ---              -----             ---
Young County    192.5          154               70               56
Runnells Cty      -0-          -0-              257               75
                   -----          ---              ---
---
Total           192.5          154              327               131


                Developed      Acreage          Undeveloped       Acreage
                Gross          Net              Gross             Net
                -----          ---              -----             ---
Young County    192.5          154               70               56
Runnells Cty(1) -0-            -0-               -0-              -0-
                ---            ---               ---              --
Total           192.5          154               70               56

(1) The Company elected not to renew its interests in May or June 2002 (see additional discussion in section on "Business", "Current Oil and Gas Operations" sub heading).

PRODUCTION AND SALE OF OIL

The following table summarizes certain information relating to the Company's net oil produced from the Company's properties located in Young County, Olney Texas, after royalties, during the periods indicated. (*Represents information for the period from the effective date of Company's acquisition of the Olney Young County Texas Interests on October 1, 2000 and ended December 31, 2000)


                                                                Qtr             Year
                                                                Ended           Ended
                                                                December 31,    December 31,
                                                                *2000             2001
                                                                -----           ----
Average net daily production of oil (Bbl)                       49.47           37.72
Average net daily production of gas (MCF)                          -0-             -0-
Average sales price of oil ($ per Bbl)                          31.66           25.16
Average sales price of gas ($ per MCF)                             -0-             -0-
Average lifting cost ($ per bbl) oil equivalent                  4.40            4.69


Energy Producers, Inc. is sub-leasing from a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number it (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's two-year renewable lease provisions. The Company has been extended the same terms as to duration and roll over options at its election and is current in its payments.

PART 1, ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of August 1, 2002. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.

Title of          Name and Address                 Beneficial                 Percent
Class             Beneficial Owner                 Owner                      of Class
-----             ----------------                 -----                      ----------
Common            Jay C. Wilson                     1,870,335 (1)             11.09%
                  124 South First Street
                  Stephens, Arkansas 71764

Common            Larry W. Trapp                    2,620,000 (2)             15.54%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774

Common            Mel Herzog                        1,802,500 (3)             10.69%
                  P.O. Box 15666
                  Scottsdale, Arizona 85267-5666

Common            David J. Kronenberg               1,578,200 (4)              9.36%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774

Common            William A. Sanders                  510,000                  3.03%
                  3202 W. Bell Road Apt#1177
                  Phoenix, Arizona 85053

Common            Melvena Alexander                   790,000 (5)              4.68%
                  6564 Smoke Tree Lane
                  Scottsdale, Arizona 85253

Common            Dennis R Alexander (5)            1,512,500 (6)              8.97%
                  5423 E. Piping Rock Road
                  Scottsdale, Arizona 85254

Common            Thomas J. Richards                  980,000 (7)              5.81%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774

Common            William V. Harlow, Jr.               40,000                  0.24%
                  119 West 15th Street
                  Amarillo, Texas 79101

Common            All Officers and Directors
                  as a Group                       11,703,535                 69.41%


(1) Jay C. Wilson has voting power for the shares owned by Leanna Wilson his daughter and the owner of 1,755,915 shares. Lenna Jenson is also the daughter of Jay C. Wilson and sister to Leanna Wilson, and holder of 84,695 shares. Juanita Whitt is Manager at Producers Supply, Inc. and owns 29,725 shares.

(2) Includes 1,362,500 shares owned directly by Mr. Trapp. He is the Parent of Michael Trapp, whose 657,500 shares are included in his total. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Trapp. Not reflected are 62,500 shares gifted to Thomas J. Richards, Advisor (7), and Melvena Alexander, Secretary (5).

(3) Includes 1,187,500 shares owned by the Herzog Revocable Living Trust JT Grantors, and 15,000 shares owned by his wife Charlotte Herzog. Also included are 600,000 shares common restricted stock under presently exercisable options, which may be purchased by the Herzog Revocable Living Trust JT Grantors. Not included in the table are 62,500 shares gifted to Thomas J. Richards, Advisor
(7), and 25,000 shares gifted to Melvena Alexander, Secretary (5).

(4) Included in the table are 1,137,500 owned by the DJ and SM Kronenberg Family Limited Liability Limited Partnership (LLLP) that Mr. Kronenberg is a Limited Partner of with his wife Sheryl M. Kronenberg. Included in the table are 30,000 shares owned by David J. Kronenberg, CPA, PC, Profit-Sharing Pension Plan. Also included in the table are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Kronenberg, and 10,700 shares owned indirectly through Royal Crest, LLC, which is managed by him. Not included in the table are 40,000 shares gifted to Ronald and Marie Mencaraelli, sister and brother-in-law; 40,000 gifted to Anthony and Clare Fernandez, sister and brother-in-law; and 20,000 shares gifted to Rita Kronenberg, sister; 62,500 shares gifted to Thomas J. Richards, advisor (5); and 25,000 shares gifted to Melvena Alexander, Secretary (7).

(5) Includes 190,000 shares owned directly by Mrs. Alexander, and 100,000 shares as the total of all gifts aggregated, as received by her from Mel Herzog (3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mrs. Alexander. Not reflected in the table are 10,000 shares gifted to Bud Hirk from her original shares.

(6) Includes 412,500 shares owned directly by Mr. Alexander, and 300,000 in the name of his wife, Deborah L. Alexander. There are 50,000 shares in the name of Ashton Alexander and 50,000 shares in the name of Sarah Alexander, his two minor children, and he has voting power over 50,000 in the name of Aaron Alexander, and 50,000 in the name of Julie Alexander-Schumacher, his wife's adult children. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Alexander. Not reflected are 25,000 shares gifted to Melvena Alexander (5), Secretary, and 62,500 shares to Thomas J. Richards, advisor (5). Dennis Alexander is the son of Melvena Alexander.

(7) Includes 230,000 shares owned directly by Mr. Richards, and 250,000 shares as the total of all gifts aggregated, as equally received by him from Mel Herzog
(3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Richards.

PART 1, ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

                                       POSITION
NAME                      AGE          WITH COMPANY
----                      ---          ------------
Mel Herzog,                82           Chairman, and Chief Executive Officer
Dennis R. Alexander,       48           President, and Director

Jay C. Wilson,             72           President and Director of Producers Supply Inc.
Larry W. Trapp,            60           Vice President, Treasurer, and Director
David J. Kronenberg,       48           Director, and Assistant Secretary
Melvena Alexander,         68           Secretary and Comptroller
Thomas J. Richards,        56           Advisory Board Member
William V. Harlow Jr.,     62           Advisory Board Member
William A. Sanders,        73           Advisor


Note: Dennis R. Alexander, President and Director, is the son of Melvena Alexander, Secretary and Comptroller.

Mel Herzog has been Chairman of the Board, Chief Executive Officer, and Director of the Company since May 18, 1999. From September 1998 he was a founder, and from January 19, 1999, through acquisition processes with the Company, served as Chairman and CEO of Energy Producers Group, Inc. Mr. Herzog served as Chairman and CEO of U.S. Power Systems, Inc., a development stage mining, resource and related technology based publicly held company from September 17, 1993 until January 1, 2000 and prior to that period had served as its Vice president for 14 years. Mr. Herzog is a Graduate in Industrial Design from Institute of Design, Chicago, IL, and received a certificate for product development from Illinois Institute of Technology. Mr. Herzog devotes approximately 40 to 50 hours per week minimum, and more as required, to the business of the Company.

Dennis R. Alexander has served the Company as President and Director from May 18, 1999 to the present. In September 1998 he was a founder, and from January 19, 1999 through its acquisition with the Company served as President and Director of Energy Producers Group, Inc. From April 1997 through March 1998, serving as CEO, Director, Consultant of Miner Communications, Inc., a media communications company. From April 26, 1997 through March, 1998 he was a director of Rockline, Inc., a private mining, resource company, and a founder of World Wide Bio Med, Inc., a private health-bio care, start up company. Since March 1996 to the present he has owned Global Media Network USA, Inc., which has included management consulting, advisory services. Mr. Alexander devotes approximately 60 to 80 hours per week minimum, and more as required, to the business of the Company.

Jay C. Wilson has been President and Director of Producers Supply, Inc. from its inception in 1974. He served as a Director of the Company from February 2000 until April 1, 2002 having served as Treasurer and Director of the Company from May 1999 until February 2000. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Treasurer and Director of Energy Producers Group, Inc. His duties for the Company include oversight-monitoring responsibilities for exploration, drilling, production, acquisition, and engineering activities initially planned for the Company's core operations area. He is the Founder, Chairman and President of Jay
C. Wilson Pipe and Supply, Inc. Mr. Wilson devotes approximately 40 hours per week, and more as required, to the business of Producers Supply, Inc.

Larry W. Trapp has been a Vice President and Director of the Company since June 17, 1999 and is additionally serving as Treasurer since August 1, 2000. In September 1998 he was a founder, and from June 17, 1999 through the acquisition processes with the Company, served as Director of Energy Producers Group, Inc. From November 14, 1994 to the current Mr. Trapp has been employed as a reservation sales agent (RSA) at Southwest Airlines. Mr. Trapp earned a BS in Business Administration with emphasis in Finance from Arizona State University. Mr. Trapp devotes currently one to two days per week to the business of the Company.

David J. Kronenberg has served as Director, and Assistant Secretary of the Company since February 2000 having served additionally as Treasurer from February 2000 until August 2000. From September 1998 he was a founder, and from January 1999 through the acquisition processes with the Company, served as Director and Assistant Secretary of Energy Producers Group, Inc. From 1992 to the present, Mr. Kronenberg has been the founder and President of David J. Kronenberg, CPA, P.C., and most recently Kronenberg Tax and Asset Management, LLC. which provides accounting, tax planning and preparation, and business advisory services to the public. From 1992 until dissolved in January 2000, he was the founder and President of Global Resource Integration, Inc., which during its existence was a holding company that handled investment activity. Mr. Kronenberg has been an established Certified Public Accountant since 1990, and holds a B.A. in Chemistry from California State University. Mr. Kronenberg works part time as needed by the Company, approximately one day per week.

Melvena Alexander has been Secretary and Comptroller of the Company since May 18, 1999. In September 1998 she was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Secretary of Energy Producers Group, Inc. She is founder and President of Melvena Alexander CPA since 1982, which prepares financial statements and tax reports. From October 1998 to the present she has worked in the Department of Patient Finance at Arizona State Hospital as an Accounting Technician 11. She graduated from the Arizona State University with a B.S. in Accounting, has received a CPA Certificate, State of Arizona # 5096E. She is a member of AICPA and the American Society of Women Accountants. Mrs. Alexander devotes a minimum of 40 hours per week, and more as required, to the business of the Company.

Advisory Board
--------------

William V. Harlow Jr. was appointed as a member of the Advisory Board of the Company April 2, 2001. Since May 2001 he is the Founder, President, and Director of Harlow Australia Pty Ltd., which explores for oil and gas. Mr. Harlow is President and Chairman of the Board of The Harlow Corporation, a Delaware Corporation, a company he founded in 1987, and a successor to a personal Texas corporation he founded in 1975. The Harlow Corporation commercially produces natural gas and owns and operates several natural gas gathering systems. The company owns and operates oil and gas properties in Oklahoma, Texas and Kansas. The Harlow Corporation has a wholly owned subsidiary with non-operating oil and gas interests known as Eagle Investment Corporation. Mr. Harlow founded and is Chairman of the Board of Aerie Development Corporation, a Texas corporation, which has commercial real estate investments, and Talon Exploration, Inc., a Texas corporation, which has non-operating oil and gas interests. Mr. Harlow has been active in the oil and gas business since 1956 and is a Certified Petroleum Geologist with the American Association of Petroleum Geologists and a Certified Professional Geologist with American Institute of Professional Geologists. He is a graduate of Oklahoma University with a B.S. degree in Geology and is qualified as an expert to testify before the Texas Railroad Commission, Oklahoma Corporation Commission and New Mexico Oil Conservation Division.

Thomas J. Richards has been a member of the Advisory Board of Energy Producers Inc., since February 4, 2000. From July 1999 until February 4, 2000 he began informally assisting Mr. Alexander in advisory capacity toward areas of research and project review for Energy Producers, Inc. and has provided additional evaluations for a number of potential projects requested for review by the Company's Directors. In September 1998 he was introduced to the Board of Directors of Energy Producers Group, Inc. as a project referee/umpire and during that period through July 1999 Mr. Richards began assisting Management, participating initially as an advisor on an informal basis. From January 1996 until December 1998, he was self employed, involved in rehabilitation of residential Real Estate. Mr. Richards holds a BA degree in Economics from Beloit College and has taught economics/general business, and introduction to data processing at the secondary level.

William A. Sanders has been an Executive Advisor and Consultant to the Company since May 7, 2000, having served as a Director and Executive Advisor since May 18, 1999. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as a Director of Energy Producers Group, Inc. From January 1, 1998 through 2001 Mr. Sanders was continuing work and an ongoing evaluation of logs and studies made by Phillips Petroleum Company on a test well to 18,013' looking for hydrothermal in 1981. The lease is located in Pima County Arizona. Mr. Sanders obtained a non-competitive oil and gas lease for the original well site (after original had expired) that was issued to him April 27th 1990 by the State Land Department, State of Arizona. Mr. Sanders continued efforts in part was toward a potential work program for a water development project at 12,000'. His studies regarding the seismic information and original well test indicated fresh water, probable Paleozoic and Cambrian period for development. Mr. Sanders originally founded the Mecca Drilling Co. and Magnum Drilling Co. These companies engaged in buying oil production in Louisiana and Arkansas.

Term for Directors: In accordance with Article 9.2 of the Company's Bylaws, the members of the Board of Directors shall hold office until the first annual meeting of Stockholders and until their successors shall have been elected and qualified. At the first annual meeting of Stockholders and at each annual meeting thereafter the Stockholders shall elect Directors to hold office until the next succeeding annual meeting, except in the case of classification of the Directors. Each Director shall hold office for the term for which he is elected until his successor shall have been elected and appointed at the next annual meeting.

PART 1, ITEM 6 - EXECUTIVE COMPENSATION

The following summary Compensation Table sets fourth all cash compensation paid, distributed or accrued for services, rendered in all capacities based on agreements with consulting firms providing for the Company's Management during the fiscal years ended, December 31, 2001 and 2000. The Company presently does not retain any employees and payments are made for services as available. All other tables required to be reported have been omitted, as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below.

                           Summary Compensation Table
                                                          Other            Restricted   Securities   All
Name and                                                  Annual           Stock        Underlying   Other
Principal Position             Year     Salary   Bonus    Compensation     Awards       Options      Compensation
------------------             ----     ------   -----    ------------     ------       -------      ------------
Academy Research (1)            2001     0        0        $  3,000         0                  0       0
                                2000     0        0        $ 84,500         0                  0       0
Mel Herzog (CEO) and (1)
Charlotte Herzog TTEE UA
DTD Jan 31, 1994 Herzog         2001     0        0        $      0         0                  0       0
Revocable Living Trust JT       2000     0        0        $      0         0            600,000       0
Grantors

Dennis R. Alexander (2)         2001     0        0        $      0         0                  0       0
President                       2000     0        0        $      0         0            600,000       0

Global Media Network            2001     0        0        $ 45,001
USA, Inc. (2)                   2000     0        0        $ 92,500         0                  0       0

Melvena Alexander (3)           2001     0        0        $      0         0                  0       0
Secretary                       2000     0        0        $      0         0            500,000       0




(1) Academy Research is owned by and provides the services of Mel Herzog, our Chairman and CEO. Mr. Herzog, and his wife Charlotte Herzog are both Trustors and Trustees of the Mel and Charlotte Herzog TTEE (Trustee) UA ("Uniform Agreement" or "Unitrust Agreement") DTD ("Declaration of Trust Dated") January 31, 1994 Herzog Revocable Living Trust JT Grantors. The beneficiaries of the Trust are Steven Paul Herzog MD, and Michael Alan Herzog (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(2) Global Media Network USA, Inc. is owned by and provides the services of Dennis R. Alexander, our President (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(3) Melvena Alexander our Secretary and Comptroller provides contracted services through Melvena Alexander CPA, an entity she owns. Melvena Alexander CPA received $13,500 in 2001, and 46,900 in fiscal year 2000 for providing the services of Melvena Alexander. (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

The Company has granted stock options to certain officers, consultants, directors, and advisors of the Company to purchase shares of the Company's common stock. The Company granted these stock options to persons for their direct participation acknowledged by performance in 1999 and 2000 including the start up of operations, the development of the Company and furthering of its current, planned and ongoing developments. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Fiscal Year 2000
              To Officers, Consultants, Directors, and Advisors (1)

                                    Number of               % of Total
                                    Securities Underlying   Options Granted   Exercise or Base   Expiration
Name                                Options Granted (#)     in Fiscal Year    Price ($/sh)       Date
----                                -------------------     --------------    ------------       ----
Mel Herzog (CEO) and Charlotte
Herzog TTEE UA DTD Jan 31,
1994 Herzog Revocable Living
Trust JT Grantors                      600,000               9.091%             $0.95              11/30/2007

Dennis R. Alexander, President/Dir     600,000               9.091%             $0.95              11/30/2007

Melvena Alexander, Secretary           500,000               7.576%             $0.95              11/30/2007

David J. Kronenberg, (2)
Assistant Secretary/Dir                500,000               7.576%             $0.95              11/30/2007
Assigned to D.J. and S.M.
Kronenberg Family
LLLP,

Larry W. Trapp, Vice President
Treasurer/Dir                          600,000               9.091%             $0.95              11/30/2007

Thomas J. Richards, Advisory Board     500,000               7.576%             $0.95              11/30/2007


No options were exercised by any party having options in the Company during the year ending December 31, 2001.

(1) The following are excerpts from certain provisions contained in the option agreements listed above.

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty days (60) following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

The agreements call for the filing of a registration statement under the Securities Exchange Act of 1934 of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The Form 10SB was filed as required.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table listed above entitled "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

(2) This Option Grant was assigned per Mr. Kronenberg's directive to D.J. and S.M. Kronenberg Family Limited Liability Limited Partnership (LLLP).

Director Compensation
---------------------

As of February 4, 2000 each member of the Board of Directors, subject to approval of the Chairman and CEO, may be paid $500.00 per formal meeting plus certain expenses for out of State Directors incurred in connection with attendance at Board and Committee meetings. There are no agreements provided to Directors or individual agreements with any Director other than that presented in this paragraph, and the understanding that at minimum a traveling Director will be considered by the Chairman and CEO more favorably for reimbursement of expenses for travel and may, at the election of the Chairman and CEO, be paid $500 for attendance at a formal meeting. This determination by the Chairman and CEO to provide for either reimbursement or compensation for a formal meeting is principally to be based on the finances of the Company available at the time.

PART 1, ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 25, 1999 the Company through a business combination reorganization and reverse acquisition process acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Five shares of the Company's stock was issued in exchange for each one share of Energy Producers Group, Inc.'s common stock. The Company in this process acquired all of the shares representing 100% of Energy Producers Group, Inc., which included 100% ownership held in Producers Supply, Inc. Although Energy Producers Group, Inc. was the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. and its wholly owned subsidiary Producers Supply, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc.

The following notes are held and administered by a related party to the Company.

Note to J.C. Wilson Pipe and Supply, Inc. $245,000 Note was issued August 15, 1999 and accrues interest at the rate of 9.5% per annum and, with extensions is due on or before June 1, 2002.


Status: (As of June 30, 2002, anew extension is being negotiated on the terms of the note, and negotiations are underway to restructure the debt.)

Unsecured demand note payable to J.C. Wilson $ 500 Pipe and Supply, Inc.

Jay C. Wilson a President and director of Producers Supply, Inc. owns J.C. Wilson Pipe and Supply, Inc. His daughters Leanna Wilson and Lenna J. Jensen along with Juanita Whitt current manager Producers Supply, Inc. are the former owners of Producers Supply, Inc. and are shareholders of the Company. Mr. Wilson has voting power over the shares owned by Leanna Wilson, Lenna J. Jensen, and Juanita Whitt.

Note to Royal Crest, LLC $371,915 issued March 31, 2001 with interest at 20% per annum. Monthly payments are interest only with full payment due on January 31, 2003.


Status: (The note is current at June 30, 2002 at a balance of $366,067)

General Terms for the new Royal Crest, LLC note; effective for the period commencing March 31, 2001; Principle amount, $342,500, secured by a deed of trust on the Young County Properties, with interest rate of 20%, payable interest only beginning April 30, 2001 and continuing, all due and payable January 31, 2003. (See also section on "Liquidity and Capital Resources")

The mother of Mr. Kronenberg owns Royal Crest LLC that he administers. Royal Crest LLC has a security interest for the note in the Young County, Texas properties owned by the Company. Mr. Kronenberg is a Director, and Assistant Secretary of the Company, who is related to Royal Crest LLC, a beneficial owner of the Company, a shareholder, and control person indirectly through DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

The Company is sub leasing to David J. Kronenberg, indirectly through Kronenberg Tax and Management LLC, half of the Company's subleased office space on a month-to-month basis. The Company's arrangement for sub leased office space is with a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number is (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's 2-year renewable lease provisions. The Company has the same terms as to duration and roll over options at its election and is current in its payments.

Note to Baseline Capital, Inc. $ 691,800 Note was issued September 29, 2000 and is a non-interest bearing note. Minimum monthly payments of $25,000 or 80% of net production proceeds from specified properties.

Status: (*The note is current at a balance of $541,800 on June 30, 2002)

(See other discussions contained elsewhere in this document)

Baseline Capital, Inc. and Mr. Karl Reiter hold option grants for future exercises. The Young County, Texas oil properties owned by the Company, and managed by Baseline Capital, Inc. provide for a consulting agreement with Karl
J. Reiter of Baseline Capital, Inc.

Promissory Note payable to Larry W. Trapp. $ 14,200 Note was issued June 1, 2001 with interest at 12% per annum. Due August 1, 2002.

Status: (The note has been extended to the earlier of September 30, 2002 or on demand. The note is current at a balance of 15,000 on June 30, 2002)

Larry W. Trapp is a Director and shareholder of the Company.

Promissory Note payable to Thomas J. Richards. $ 13,150 Note was issued December 6, 2001 with interest at 18% per annum after due date December 17, 2001, plus $700 origination fee and $1,315 penalty.

Status: (The note has been extended to the earlier of September 30, 2002 or on demand. The note is current, additional loans have been made at June 30, 2002 the balance is $55,347.)

Thomas J. Richards is an advisor/consultant and shareholder of the Company.

Unsecured, Demand Note Payable to Mel Herzog, $ 18,461 Chairman, CEO, and shareholder.

Status: (Note is current, additional loans have been made, and at June 30, 2002 the balance is $24,959)

Unsecured, Demand Note Payable to Dennis R. Alexander, $ 10,228 President, Director, and shareholder.

Status: (Note is current, additional loans have been made, and at June 30, 2002 the balance is $31,689)

Contracts
---------

The Company has contracts with various entities (owned by related parties) to provide accounting, management, and other professional services. The entities, their owners and their amounts paid are as follows:

Entity                            Related Party              2001       2000
------                            -------------              ----       ----
Academy Research                  Mel Herzog (1)             $ 3,000    $84,500
Global Media Network USA, Inc.    Dennis R. Alexander (2)    $45,001    $92,750
Melvena Alexander, CPA            Melvena Alexander (3)      $13,550    $46,900


(1) Mel Herzog, Chairman and CEO, is a shareholder and officer of the Company.

(2) Dennis R. Alexander, President and Director, is a shareholder and officer of the Company.

(3) Melvena Alexander, Secretary and Comptroller, is a shareholder and officer of the Company.

The Company issued 10,000 shares of restricted common stock in September 2000 to William V. Harlow Jr. in exchange for a letter of intent to purchase his business (The Harlow Corporation). Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (*)The Company issued 105,000 shares of its common restricted stock in January 2001 to the following:

Name                        Date            Share Amt.        Purpose/in consideration of                Estimated Value
----                        ----            ----------        ---------------------------                ---------------
Troy Rogers (1)             9/27/00         10,000            for a first right to purchase
                                                               Young county Texas oil properties
                                                               leases.                                      $1,260
Michael Trapp (2)           9/27/00         15,000            making a 15,000 loan                          $1,890
Thomas J. Richards (3)      9/27/00         30,000            making a 30,000 loan                          $3,780
Scott Gardner (4)           9/27/00         30,000            making a 30,000 loan                          $3,780
Scott Gardner (4)           1/18/01         20,000            making a 20,000 loan                          $2,520


     (*)$75,000 of the loan proceeds was used to pay the closing costs on the purchase of the Rogers Property interests. The additional $20,000 was used for working capital.

(1) Troy Rogers of Rogers Drilling Company of Olney, Young County Texas, owned certain properties and a majority of its interests were purchased by the Company September 29, 2000 (see "Description of Properties"). The Company must include and file for a registration of these shares if it has an offering in the future.

(2) Michael Trapp a shareholder of the Company is the son of Larry W. Trapp, a shareholder, Director, and Treasurer of the Company.

(3) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

(4) Scott Gardner is not an affiliate, director, or officer of the Company but was a lender to the Company.

(**)The Company issued or subscribed for issuance of 745,000 shares of its common restricted stock in March 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                       Date         Share Amt.      Purpose/in consideration of              Estimated Value
----                       ----         ----------      ---------------------------              ---------------
Scott Gardner (5)          10/01/01            150,000  full payment of $20,000 loan             $20,000
Michael A. Herzog (6)      10/01/01             25,000  full payment of $5,000 loan               $5,000
William V. Harlow Jr. (7)  10/01/01             10,000  extensions on Letters of Intent           $1,250
(Harlow Corporation)
Bud Hirk (8)               10/01/01             10,000  extension on $10,000 loan                 $1,250
Bennett Family Trust (9)   10/01/01            100,000  making a $50,000 loan                     $6,250
Blume Law Firm(10)         10/01/01             25,000  extensions granted on                     $3,150
                                                         bill payment
Blume Law Firm(10)         12/28/01             25,000  $500 bill reduction/extension               $500
Garrett S. Lipski(11)      12/23/01             50,000  $10,000 restricted stock                 $10,000
                                                         subscription
Royal Crest LLC (12)       12/31/01            300,000  exchange for $30,000 interest            $30,000
                                                         on Company loan

(**) $125,000 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (5) Scott Gardner is not an affiliate, director, or officer of the Company.

     (6)  Michael  A.  Herzog  is the  son of Mel  Herzog,  Chairman/CEO  of the
     Company.

     (7) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (8) Bud Hirk is not an affiliate, director, or officer of the Company.

     (9) Bennett Family Trust is not an affiliate, director, or officer of the Company.

     (10)Blume Law Firm is the Company's corporate securities counsel.

     (11)Garrett S. Lipski is not an affiliate, director, or officer of the Company.

     (12)Mr. Kronenberg administers Royal Crest LLC, which is owned by his mother. Mr. Kronenberg is a director/assistant secretary of the Company, related to Royal Crest LLC, a beneficial owner and shareholder of the Company, and a control person indirectly through, DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

(3)The Company issued or subscribed for issuance of 326,000 shares of its common restricted stock in January, April, May, and July 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

Name                         Date         Share Amt.      Purpose/in consideration of              Estimated Value
----                         ----         ----------      ---------------------------              ---------------
Tim N. and Audrey K. Martin,
Joint Tenants with
Right of Survivorship (13)   01/19/02     50,000          $10,000 restricted stock                 $10,000
                                                            subscription
William V. Harlow Jr. (14)   04/01/02     10,000          Making a $4,000 loan                        $200
William V. Harlow Jr. (14)   04/01/02     10,000          Services Rendered                           $200
Grant Elam (15)              04/01/02      6,000          Making a $3,000 loan                        $120
Thomas J. Richards    (16)   05/01/02    150,000          Making a $12,700 loan                     $3,000
John Martin and Jyoti
Crystal, Joint Tenants with
right of Survivorship (17)   07/05/02    100,000          $10,000 restricted stock                 $10,000
                                                           subscription


(***) $39,700 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (13) Tim N. and Audrey K. Martin with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

     (14) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (15) Grant Elam is not an affiliate, director, or officer of the Company.

     (16) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

     (17) John Martin and Jyoti Crystal with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

The Company granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                           Number of                   % of Total
                           Securities Underlying       Options Granted           Exercise or Base   Expiration
Name                       Options Granted (#)         in Fiscal Year            Price ($/sh)       Date
----                       -------------------         --------------            ------------       ----
Bradley T. Ray
7105 Catalina Isle Drive
Lake Worth, Florida        500,000                     7.576%                    $0.95              11/30/07
33467


No options were exercised by any party having options in the Company during the year ending December 31, 2001.

The following are excerpts from certain provisions contained in the option agreement listed above, and include but are not limited to the following:

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

The agreement calls for the filing of a registration statement including the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agreed to purchase 49% of Energy Producers, Inc.'s common stock for twenty million U.S. dollars worth of natural resource commodity or pulverized fuel ash (PFA), that was to be convertible by Life Energy into cash by sale of the commodity or PFA on a scheduled basis in accordance with its agreement with the Company. PFA is a waste product derived from coal-fired power plant. This Purchase Agreement was not completed.

One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, other technical related items, and determinations.

In October 2000 the Company pursued an Asset Purchase Agreement with Calmon Enterprises, Inc. to acquire Hull Silk Field equipment, technology licenses and related liabilities. The acquisition was never consummated.

PART 1, ITEM 8 DESCRIPTION OF SECURITIES

The Company is currently authorized to issue 200,000,000 shares of common stock, par value per share is $.001, and 50,000,000 of Series A, B, and C Preferred Stock, par value per share is $.001. As of December 31, 2001, and June 30, 2002 there are 11,741,812 and 11,957,812 common shares issued and outstanding respectively, and 1,000,000 shares of its Series B Preferred Stock escrowed for issuance pending the conclusion of a certain transaction with Life Energy Technology Holdings, Ltd. of Ireland.

Common Stock
------------

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may determine in its sole and absolute discretion. Each stockholder is entitled to one vote for each share of Common Stock held. The Common Stock is not entitled to preemptive rights and is not subject to redemption. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. All outstanding shares of common Stock are fully paid and nonassessable.

The  following  is taken from  Article 3 amended of the  Company's  Articles  of
Incorporation:

The maximum number of shares of capital stock that the Corporation is authorized to issue and have outstanding is two hundred fifty million (250,000,000) shares, of which two hundred million (200,000,000) shall be $.001 par value Common Stock and fifty million (50,000,000) shares shall be $.001 par value Preferred Stock.

The following is a statement of the designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof, with respect to the capital stock of the Corporation:

1. Common Stock. Except as otherwise required by law, the holders of Common Stock shall be entitled to one vote per share on all matters upon which holders of shares of Common Stock shall be entitled to vote.

2. Preferred Stock. The Preferred Stock is classified as Series A, Series Band Series C Preferred Stock. The rights, preferences and voting powers, with restrictions and qualifications of such Preferred Stock are as follows:

     (A)  Series A Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series A Preferred Stock." The number of shares constituting the Series A Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional shares of Series A Preferred Stock. Each whole share of Series A
               Preferred  Stock  shall  have a  stated  value  of  five  dollars
               ($5.00).

          (ii) Rank. Series A Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the
               Corporation's Common Stock, and to all classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding which by their terms expressly provide that they are junior to Series A Preferred Stock. All of the foregoing series of securities, other than Series A Preferred Stock, are hereinafter referred to as the "Junior Securities."

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series A Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series A Preferred Stock shall be entitled to one (1) vote for each share of Series A Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series A Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series A Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series A Preferred Stock.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of any Junior Securities, including the Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to five dollars ($5.00) for each share of Series A Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series A Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series A Preferred Stock so as to be available for such payments, the holders of the Series A Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series A Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series A Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock.

          (vii)Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series A Preferred Stock. The purchase price for such shares of Series A Preferred Stock to be redeemed by the Corporation under this section shall be five dollars ($5.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holders of the Series A Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of Series A Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series A Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series A Preferred Stock that remain outstanding, if any.

     (B)  Series B Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series B Preferred Stock." The number of shares constituting the Series B Preferred Stock shall be twenty million (20,000,000) shares. The Corporation may issue fractional share of Series B Preferred Stock. Each whole share of Series B Preferred Stock shall have a stated value of twenty dollars ($20.00).

          (ii) Rank. Series B Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock and to Series C Preferred Stock, but shall rank junior to Series A Preferred Stock.

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series B Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock Holders of Series B Preferred Stock shall be entitled to one (1) vote for each share of Series B Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series B Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series B Preferred Stock may be converted into (7.5) shares of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series Preferred Stock.

               (a) Exercise of Conversion Rights. To convert shares of Series B Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series B Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

               (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series B Preferred Stock been converted immediately prior to such capital reclassification or other change.

               (c)  Stock  Splits,  Combinations  and  Dividends.  If the Common
                    Stock issuable upon conversion of the Series B Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether by stock split, stock dividend, or similar event, then such event shall have no effect on the number of shares of Common Stock issuable upon conversion as provided in this Section 2(B), and in such event, the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

               (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision combination, reclassification or exchange of shares provided in sub-sections (b) and (c) of this Section 2(B)(iv)), or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%)of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), then as a part of such Reorganization, provisions shall be made so that the holders of Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have been entitled if such holder had converted its shares of Series Preferred Stock immediately prior to such Reorganization. In any such case, appropriate adjustments shall be made in the application of the provisions of this
                    Section 2(B) with respect to the rights of the holders of the Series B Preferred Stock after the Reorganization, to the end that the provisions of this Section 2(B) (except for adjustments of the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock or Series C Preferred Stock, but after distribution or payment is made to holders of Series A Preferred Stock, the holders of Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to twenty dollars ($20.00) for each share of Series B Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series B Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series B Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series B Preferred Stock so as to be available for such payments, the holders of the Series B Preferred Stock shall be entitled to no further participation in the distribution of the asset of the Corporation, and the remaining assets of the Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series B Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series B Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration payment and setting apart of dividends on the Common Stock.

          (vii)Redemption. Shares of Series B Preferred Stock shall not be redeemable by the Corporation.

          (viii) Transferability. Except as otherwise provided by law, shares of Series B Preferred Stock shall not be transferable without the written consent of the Corporation.

     (C)  Series C Preferred Stock.

          (i) Designation and Amount. The shares of such series shall have a par value of one tenth of one cent ($0.001) per share and shall be designated as "Series C Preferred Stock." The number of shares constituting the Series C Preferred Stock shall be ten million (10,000,000) shares. The Corporation may issue fractional shares of Series C Preferred Stock. Each whole share of Series C Preferred Stock shall have a stated value of fifteen dollars ($15.00).

          (ii) Rank. Series C Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Corporation's Common Stock, but shall rank junior to Series A Preferred Stock and Series B Preferred Stock, respectively.

          (iii)Voting Rights. Except as otherwise provided by law, holders of Series C Preferred Stock shall have the right to vote for the election of directors of the Corporation and for all other purposes on a parity with the holders of the Common Stock. Holders of Series C Preferred Stock shall be entitled to one (1) vote for each share of Series C Preferred Stock owned by such holder.

          (iv) Conversion. Shares of Series C Preferred Stock shall be convertible, at the option of the record holder of the shares, into shares of fully paid and nonassessable shares of Common Stock. Each share of Series C Preferred Stock may be converted into one (1) share of Common Stock. The Corporation shall at all times keep available for issuance the number of shares of Common Stock issuable upon conversion of all outstanding Series C Preferred Stock.

               (a) Exercise of Conversion Rights. To convert shares of Series C Preferred Stock, the holder of the shares must surrender the certificate or certificates representing the shares to be converted, duly endorsed to the Corporation or in blank, at the principal office of the Corporation, and give written notice to the Corporation at that office that the holder desires to convert the shares. Shares of Series C Preferred Stock shall be deemed to be converted at the close of business on the date of surrender to the Corporation of the properly endorsed certificate or certificates representing the shares.

               (b) Stock Reclassifications. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same number of shares of any class or classes of stock by reclassification, then and in each such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind of shares of stock and other securities and property receivable upon such reclassification or other change which such holder would have received had its shares of Series C Preferred Stock been converted immediately prior to such capital reclassification or other change.

               (c)  Stock  Splits,  Combinations  and  Dividends.  If the Common
                    Stock issuable upon conversion of the Series C Preferred Stock shall be changed into a different number of shares of any class or classes of stock, whether by stock split, stock dividend, or similar event, then such event shall have no effect on the number of shares of Common Stock issuable upon conversion as provided in this Section 2(C), and in such event, the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share in the amount of shares of stock and other securities and property receivable upon such capital change which such holder would have received had no such change occurred.

               (d) Capital Reorganization, Merger or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than subdivision, combination, reclassification or exchange of shares as provided in sub-sections (b) and (c) of this Section 2(C)(iv)), or a merger or consolidation of the Corporation with into another corporation, or the sale of all or substantially all of the Corporation's properties an assets to any other person, or any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding voting securities of the Corporation (on a converted basis) is sold or assigned (any of which events is herein referred to as a "Reorganization"), then as a part of such Reorganization, provisions shall be made so that the holders of Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such Reorganization, to which such holder would have bee entitled if such holder had converted its shares o Series C Preferred Stock immediately prior to such Reorganization. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 2(C) with respect to the rights of the holders of the Series C Preferred Stock after the Reorganization, to the end that the provisions of this
                    Section 2(C) (except for adjustments of the number of shares issuable upon conversion of the Series C Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

          (v)  Liquidation Preference.

               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution or payment shall be made to the holders of Common Stock, but after distribution or payment is made to holders of Series A Preferred Stock and Series B Preferred Stock, respectively, the holders of Series C
                    Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount in cash equal to fifteen dollar ($15.00) for each share of Series C Preferred Stock outstanding (the "Liquidation Preference.")

               (b) If the assets of the Corporation available for distribution to its shareholders are insufficient to pay the holders of shares of Series C Preferred Stock the full amount of the Liquidation Preference to which they are entitled, then the holders of such shares shall share ratably in any distribution of assets according to the amounts which would be payable with respect to the shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

               (c) After the payment of the Liquidation Preference is made in full to the holders of the Series C Preferred Stock or the funds necessary for such payment have been set aside by the Corporation in a trust account for the holders of Series C Preferred Stock so as to be available for such payments, the holders of the Series C Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation, and the remaining assets of the
                    Corporation legally available for distribution to its shareholders shall be distributed among the holders of the other classes or series of securities of the Corporation in accordance with their respective terms.

          (vi) Dividends. Holders of Series C Preferred Stock shall be entitled to participate with the Common Stock with respect to the declaration, payment and setting apart of any dividend, and each share of Series C Preferred Stock shall be treated as if it were a share of Common Stock in connection with the declaration, payment and setting apart of dividends on the Common Stock. Redemption at the Option of the Corporation. At any time, the Corporation may issue a Redemption Notice (as defined below) to redeem all of the outstanding shares of Series C Preferred Stock. The purchase price for such shares of Series C Preferred Stock to be redeemed by the Corporation under this section shall be fifteen dollars ($15.00) per share. To exercise its rights under this section, the Corporation shall provide written notice to the holder of the Series C Preferred Stock (the "Redemption Notice"), which shall contain the number of shares of Series C Preferred Stock to be redeemed and the purchase price per share. No later than five (5) days after delivery of the applicable Redemption Notice, the holders of Series C Preferred Stock shall deliver their share certificates to the principal office of the Corporation, endorsed in blank or with separate stock powers, and, upon receipt of such share certificates, the Corporation shall deliver the full purchase price for such shares in funds that shall be immediately available to the holders via wire transfer or cashier's check, together with certificates for any shares of Series C Preferred Stock that remain outstanding, if any.

STOCK OPTIONS:

The Company has granted stock options for the purchase of shares of the Company's common stock to certain individuals and entities of the Baseline Capital, Inc. loan transaction with the Company provided for its acquisition of the Young County, Texas wells/leases. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                                        Number of                  % of Total
                                        Securities Underlying      Options Granted       Exercise or Base  Expiration
Name                                    Options Granted (#)        in Fiscal Year        Price ($/sh)      Date
----                                    -------------------        --------------        ------------      ----
Baseline Capital, Inc.                  2,000,000 (1)              Totals, 30.303%       $0.85             See Note (1)
500 W. Wall, Suite 302
Midland, Texas 79101

Baseline Capital, Inc.                     50,000 (2)                                    $0.95             3/29/04
500 W. Wall, Suite 302                     50,000 (3)                                    $1.05             9/29/04
Midland, Texas 79101                       50,000 (4)              Totals, 02.273%       $1.15             3/29/05

Texas Vanguard Oil Company                 13,433 (2)                                    $0.95             3/29/04
9811 Anderson Mill Road, #202              13,433 (3)                                    $1.05             9/29/04
Austin, Texas 78750                        13,433 (4)              Totals, 00.611%       $1.15             3/29/05
Karl J. Reiter                             15,672 (2)                                    $0.95             3/29/04
500 W. Wall, Suite 302                     15,672 (3)                                    $1.05             9/29/04
Midland, Texas 79101                       15,672 (4)              Totals, 00.712%       $1.15             3/29/05

Black Family Partnership, Ltd.             26,866 (2)                                    $0.95             3/29/04
P.O. Box 50820                             26,866 (3)                                    $1.05             9/29/04
Midland, Texas 79710                       26,866 (4)              Totals, 01.221%       $1.15             3/29/05

TMP Companies, Inc.                        13,433 (2)                                    $0.95             3/29/04
P.O. Box 3872                              13,433 (3)                                    $1.05             9/29/04
Midland, Texas 79702                       13,433 (4)              Totals, 00.611%       $1.15             3/29/05

Sam Hilburn Trustee
of The Living Hilburn Trust                26,866 (2)                                    $0.95             3/29/04
401 W. Texas, Suite 407                    26,866 (3)                                    $1.05             9/29/04
Midland, Texas 79701                       26,866 (4)              Totals, 01.221%       $1.15             3/29/05

Tejon Exploration Company                  53,731 (2)                                    $0.95             3/29/04
400 Pine, Suite 900                        53,731 (3)                                    $1.05             9/29/04
Abilene, Texas 79601                       53,731 (4)              Totals, 02.442%       $1.15             3/29/05


(1) The following are excerpts from certain provisions contained in the option agreement with Baseline Capital, Inc. listed above, and include but are not limited to the following:

The option shall vest upon "Payout", as that term is defined in that certain Note Agreement between the Company and Optionee dated as of September 29, 2000, and shall have an exercise price of $0.85 per share (the "Purchase Price"). The Option is exercisable, in whole or part from time to time during the period commencing on the date of vesting as provided above and terminating three (3) years from the date of vesting.

The Company is required to file for the registration of the Option Shares on or before twenty four (24) months of the date of the Agreement.

If a filing for a registration of the shares, if any, becomes effective, the Option Shares shall be available for sale by Optionee (and any transferee) at no more than 20% of the total Trading Volume. The "Trading Volume" shall be the average daily volume for the twenty days beginning twenty-two days before and ending two days before the sale.

(2)(3)(4) The following are excerpts from certain provisions contained in the remaining option agreements set forth in the tables listed above, and include but are not limited to the following:

The date of all agreements set forth in the table above is September 29, 2000; The expiration of each of the agreements is three (3) years from the date of vesting. The vesting date for the option grants is:

(2) Shares at $0.95 for and after the expiration of on hundred eighty (180) days following the date of the agreement.

(3) Shares at $1.05 for and after the expiration for three hundred sixty (360) days following the date of the agreement.

(4) Shares at $1.15 for and after the expiration for five hundred twenty (520) days following the date of the agreement.

The agreements call for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionees, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended, and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. Should the registration not be filed within such twelve-month period, the properties listed in Exhibit A attached to the Option Agreement, shall be assigned by the Company to Optionee within ten days of the expiration of such twelve month period by a form of assignment acceptable to Optionee.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and under the Section titled "Certain Relations and Related Transactions" and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed above under Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

The Option shares are subject to a lock up agreement to be entered into by the Optionee upon effectiveness of a registration statement, if any, that will limit the sale of the shares during a six month period after effectiveness, where by one sixth of the Option Shares shall become available for sale each month from and after the effective date of the registration statement.

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

The Company additionally has granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued

                                    Number of                     % of Total
                                    Securities Underlying         Options Granted   Exercise or Base   Expiration
Name                                Options Granted (#)           in Fiscal Year    Price ($/sh)       Date
----                                -------------------           --------------    ------------       ----
Bradley T. Ray
7105 Catalina Isle Drive
Lake Worth, Florida 33467            500,000                       7.576%            $0.95              11/30/07


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but are not limited to the following:

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreement is seven (7) years from the date of vesting.

The agreement calls for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

The total of all option grant groups listed above in all tables is six million six hundred thousand (6,600,000) shares.

Warrants: There are no warrants outstanding on the books of the Company at the present time.

Dividends: The Company has not paid any dividends on its Common Stock. The Board of Directors does not anticipate declaring any cash dividends on the Common Stock in the near future.

Transfer Agent: The Company's transfer agent is U.S. Stock Transfer Corporation whose address is 1745 E. Gardena Avenue, Suite 200, Glendale, California 91204. The phone number of U.S. Stock Transfer Corporation is (818) 502-1404.

The Securities and Exchange Commission has adopted Rule 3a51-1 of General Rules and Regulations, Promulgated under the Securities and Exchange Act of which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price for less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting for the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY ANDRELATED STOCKHOLDER MATTERS.

The Company is listed over-the-counter, on the NASD NQB Pink Sheets. It was initially listed January 20, 2000. The range of high and low bid information for the shares of the Company's stock for the last two complete fiscal years, and the subsequent most recent Quarterly periods, as reported by the OTC National Quotation Bureau, Pink Sheets, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

For the Quarterly Periods Ended
March 31, and June 30, 2002                         High             Low
----------------------------                        ----             ---
First Quarter                                       $0.02            $0.02
Second Quarter                                       0.02             0.02


Year Ended December 31, 2001                        High             Low
----------------------------                        ----             ---
First Quarter                                       $0.36            $0.25
Second Quarter                                       0.25             0.225
Third Quarter                                        0.23             0.025
Fourth Quarter                                       0.05             0.02


Year Ended December 31, 2000                        High             Low
----------------------------                        ----             ---
First Quarter                                       $0.125           $0.125
Second Quarter                                       0.125            0.125
Third Quarter                                        0.125            0.125
Fourth Quarter                                       0.70             0.125


As of December 31, 2001, the Company had issued and outstanding 11,741,812 common shares held by approximately 134 holders of record.

As of August 1, 2002, the Company had issued and outstanding 12,057,512 common shares held by approximately 147 holders of record.

There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

At the present time the Company plans to file for registration of common stock reserved for issuance under an initial stock option and payout option agreement with Baseline Capital, Inc. and related parties dated September 29, 2000 (see additional discussion under "Stock Options" and following in "Recent Sales of Unregistered Securities" section). The Company may become required to file for an SB2 registration statement in accordance with its agreement with Life Energy Technology Holdings, Ltd. and other (see Material Contracts "Life Energy Purchase Agreement" which was filed as an exhibit to our initial Form 10SB filed on April 2, 2000).

ITEM 2 - LEGAL PROCEEDINGS

The Company is not a party in any litigation at the present time.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANACIAL DISCLOSURE

There have been no changes or disagreements with the Company's accountants on accounting and financial disclosures.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

On August 25, 1999 the Company through a business combination, reorganization and reverse acquisition acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Five shares of the Company's stock was issued in exchange for each one share of Energy Producers Group, Inc.'s common stock. The Company in this process acquired all of the shares representing 100% of Energy Producers Group, Inc., which included 100% ownership held in Producers Supply, Inc. Although Energy Producers Group, Inc. was the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. and its wholly owned subsidiary Producers Supply, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction.

The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc. on the acquisition date August 25, 1999. The Shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

The Company issued 10,000 shares of restricted common stock in September 2000 to William V. Harlow Jr. in exchange for a letter of intent to purchase his business (Harlow Corporation). The estimated value was $1,260. Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

(*)The Company issued 105,000 shares of its common restricted stock in January 2001 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                     Date      Share Amt.        Purpose/in consideration of        Estimated Value
----                     ----      ----------        ---------------------------        ---------------
Troy Rogers (1)          9/27/00   10,000            For a first right to purchase
                                                     Young County, Olney Texas oil
                                                     properties-leases                   $1,260
Michael Trapp (2)        9/27/00   15,000            Making a 15,000 loan                $1,890
Thomas J. Richards (3)   9/27/00   30,000            Making a 30,000 loan                $3,780
Scott Gardner (4)        9/27/00   30,000            Making a 30,000 loan                $3,780
Scott Gardner (4)        1/18/01   20,000            Making a 20,000 loan                $2,520


(*)$75,000 of the loan proceeds was used to pay the closing costs on the purchase of the Rogers Property interests. The additional $20,000 was used for working capital.

(1) Troy Rogers of Rogers Drilling Company of Olney, Young County Texas, owned certain properties and a majority of its interests were purchased by the Company September 29, 2000 (see "Description of Properties"). The Company must include and file for a registration of these shares if it has an offering.

(2) Michael Trapp a shareholder of the Company is the son of Larry W. Trapp, a shareholder, Director, and Treasurer of the Company.

(3) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

(4) Scott Gardner is not an affiliate, director, or officer of the Company.

(**)The Company subscribed for issuance 745,000 shares of its common restricted stock to the following persons. The shares were issued or subscribed for issuance in March 2002 pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

Name                       Date      Share Amt.      Purpose/in consideration of        Estimated Value
----                       ----      ----------      ---------------------------        ---------------
Scott Gardner (5)          10/01/01  150,000         Full payment of $20,000 loan       $20,000
Michael A. Herzog (6)      10/01/01   25,000         Full payment of $5,000 loan         $5,000
William V. Harlow Jr. (7)  10/01/01   10,000         Extensions on Letters of Intent     $1,250
                                                     (Harlow Corporation)
Bud Hirk (8)               10/01/01   10,000         Extension on $10,000 loan           $1,250
Bennett Family Trust (9)   10/01/01  100,000         Making a $50,000 loan               $6,250
Blume Law Firm (10)        10/01/01   25,000         Extensions granted on               $3,150
                                                     bill payment
Blume Law Firm (10)        12/28/01   25,000         Bill reduction/extension              $500
Garrett S. Lipski(11)      12/23/01   50,000         $10,000 restricted stock           $10,000
                                                     subscription
Royal Crest LLC (12)       12/31/01  300,000         Exchange for $30,000 interest      $30,000
                                                     on Company loan


(**) $125,000 of the financing proceeds listed under the column heading, "Purpose/in consideration of" in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

(5) Scott Gardner is not an affiliate, director, or officer of the Company.

(6) Michael A. Herzog is the son of Mel Herzog, Chairman/CEO of the Company.

(7) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

(8) Bud Hirk is not an affiliate, director, or officer of the Company.

(9) Bennett Family Trust is not an affiliate, director, or officer of the Company.

(10) Blume Law Firm is the Company's corporate securities counsel.

(11) Garrett S. Lipski is not an affiliate, director, or officer of the Company.

(12) Mr. Kronenberg administers Royal Crest LLC, which is owned by his mother. Mr. Kronenberg is a director/assistant secretary of the Company, related to Royal Crest LLC, a beneficial owner and shareholder of the Company, and a control person indirectly through, DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

(***)The Company issued or subscribed for issuance of 326,000 shares of its common restricted stock in January, April, May, and July 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                          Date         Share Amt.      Purpose/in consideration of              Estimated Value
----                          ----         ----------      ---------------------------              ---------------
Tim N. and Audrey K. Martin,
Joint Tenants with
Right of Survivorship (13)    01/19/02     50,000          $10,000 restricted stock                  $10,000
                                                            subscription
William V. Harlow Jr. (14)    04/01/02     10,000          Making a $4,000 loan                         $200
William V. Harlow Jr. (14)    04/01/02     10,000          Services Rendered                            $200
Grant Elam (15)               04/01/02      6,000          Making a $3,000 loan                         $120
Thomas J. Richards    (16)    05/01/02    150,000          Making a $12,700 loan                      $3,000
John Martin and Jyoti
Crystal, Joint Tenants with
right of Survivorship (17)    07/05/02    100,000          $10,000 restricted stock                  $10,000
                                                            subscription


(***) $39,700 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (13) Tim N. and Audrey K. Martin with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

     (14) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (14) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (15) Grant Elam is not an affiliate, director, or officer of the Company.

     (16) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

     (17) John Martin and Jyoti Crystal with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

The Company has granted stock options to certain officers, consultants, directors, and advisors of the Company to purchase shares of the Company's common stock. The Company granted these stock options to persons for their direct participation acknowledged by performance in 1999 and 2000 including the start up of operations, the development of the Company and furthering of its current, planned and ongoing developments. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Fiscal Year 2000
              To Officers, Consultants, Directors, and Advisors (1)
                                    Number of                    % of Total
                                    Securities Underlying        Options Granted      Exercise or Base   Expiration
Name                                Options Granted (#)          in Fiscal Year       Price ($/sh)       Date
----                                -------------------          --------------       ------------       ----
Mel Herzog (CEO) and Charlotte
Herzog TTEE UA DTD Jan 31,
1994 Herzog Revocable Living
Trust JT Grantors                   600,000                      9.091%                 $0.95          11/30/2007

Dennis R. Alexander, President/Dir  600,000                      9.091%                 $0.95          11/30/2007

Melvena Alexander, Secretary        500,000                      7.576%                 $0.95          11/30/2007

David J. Kronenberg,
Assistant Secretary/Dir             500,000                      7.576%                 $0.95          11/30/2007
Assigned to D.J. and S.M.
Kronenberg Family
LLLP,

Larry W. Trapp, Vice President
Treasurer/Dir (3)                   600,000                      9.091%                 $0.95          11/30/2007

Thomas J. Richards,
Advisory Board (3)                  500,000                      7.576%                 $0.95          11/30/2007


Total Stock Options grander in the immediately preceding table granted to Officers, Consultants, Directors, and Advisors is 3,300,000.

No options were exercised by any party having options in the Company during the year ending December 31, 2001, and through August 1, 2002.

(1) The following are excerpts from certain provisions contained in the option agreements listed above.

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty days (60) following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

The agreements call for the filing of a registration statement under the Securities Exchange Act of 1934 of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The forms 10SB was filed as required.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table listed above entitled "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

(2) This Option Grant was assigned per Mr. Kronenberg's directive to D.J. and S.M. Kronenberg Family Limited Liability Limited Partnership (LLLP).

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

Baseline Capital, Inc. and Mr. Karl Reiter hold option grants for future exercises and the Young County, Texas oil properties owned by the Company, which are managed by Baseline Capital, Inc. and provide for a consulting agreement with Karl J. Reiter of Baseline Capital, Inc. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

The Company additionally granted stock options for the purchase of shares of the Company's common stock to the below listed individuals and entities involved in the Baseline Capital, Inc. loan transaction with the Company that provided financing for its acquisition of the Young County, Texas interests in properties, equipment, wells, leases. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Fiscal Year 2000

                                            Number of                  % of Total
                                            Securities Underlying      Options Granted    Exercise or Base   Expiration
Name                                        Options Granted (#)        in Fiscal Year     Price ($/sh)       Date
----                                        -------------------        --------------     ------------       ----
Baseline Capital, Inc.                      2,000,000 (1)              Totals, 30.303%    $0.85              See Note (1)
500 W. Wall, Suite 302
Midland, Texas 79101

Baseline Capital, Inc.                         50,000 (2)                                 $0.95              3/29/04
500 W. Wall, Suite 302                         50,000 (3)                                 $1.05              9/29/04
Midland, Texas 79101                           50,000 (4)              Totals, 02.273%    $1.15              3/29/05

Texas Vanguard Oil Company                     13,433 (2)                                 $0.95              3/29/04
9811 Anderson Mill Road, #202                  13,433 (3)                                 $1.05              9/29/04
Austin, Texas 78750                            13,433 (4)              Totals, 00.611%    $1.15              3/29/05

Karl J. Reiter                                 15,672 (2)                                 $0.95              3/29/04
500 W. Wall, Suite 302                         15,672 (3)                                 $1.05              9/29/04
Midland, Texas 79101                           15,672 (4)              Totals, 00.712%    $1.15              3/29/05

Black Family Partnership, Ltd.                 26,866 (2)                                 $0.95              3/29/04
P.O. Box 50820                                 26,866 (3)                                 $1.05              9/29/04
Midland, Texas 79710                           26,866 (4)              Totals, 01.221%    $1.15              3/29/05

TMP Companies, Inc.                            13,433 (2)                                 $0.95              3/29/04
P.O. Box 3872                                  13,433 (3)                                 $1.05              9/29/04
Midland, Texas 79702                           13,433 (4)              Totals, 00.611%    $1.15              3/29/05

Sam Hilburn Trustee
of The Living Hilburn Trust                    26,866 (2)                                 $0.95              3/29/04
401 W. Texas, Suite 407                        26,866 (3)                                 $1.05              9/29/04
Midland, Texas 79701                           26,866 (4)              Totals, 01.221%    $1.15              3/29/05

Tejon Exploration Company                      53,731 (2)                                 $0.95              3/29/04
400 Pine, Suite 900                            53,731 (3)                                 $1.05              9/29/04
Abilene, Texas 79601                           53,731 (4)              Totals, 02.442%    $1.15              3/29/05


Total Stock Options in the immediately preceding table granted to Baseline Capital, Inc. and investors is 2,600,000.

No options were exercised by any party having options in the Company during the year ending December 31, 2001, and through August 1, 2002.

(1) The following are excerpts from certain provisions contained in the option agreement with Baseline Capital, Inc. listed above, and include but are not limited to the following:

The option shall vest upon "Payout", as that term is defined in that certain Note Agreement between the Company and Optionee dated as of September 29, 2000, and shall have an exercise price of $0.85 per share (the "Purchase Price"). The Option is exercisable, in whole or part from time to time during the period commencing on the date of vesting as provided above and terminating three (3) years from the date of vesting.

The Company is required to file for the registration of the Option Shares on or before twenty four (24) months of the date of the Agreement.

If a filing for a registration of the shares, if any, there after becomes effective, the Option Shares shall be available for sale by Optionee (and any transferee) at no more than 20% of the total Trading Volume. The "Trading Volume" shall be the average daily volume for the twenty days beginning twenty-two days before and ending two days before the sale.

(2)(3)(4) The following are excerpts from certain provisions contained in the remaining option agreements set forth in the tables listed above, and include but are not limited to the following:

The date of all agreements set forth in the table above is September 29, 2000; The expiration of each of the agreements is three (3) years from the date of vesting. The vesting date for the option grants is:

(2) Shares at $0.95 for and after the expiration of on hundred eighty (180) days following the date of the agreement.

(3) Shares at $1.05 for and after the expiration for three hundred sixty (360) days following the date of the agreement.

(4) Shares at $1.15 for and after the expiration for five hundred twenty (520) days following the date of the agreement.

The agreements call for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionees, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended, and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. Should the registration not be filed within such twelve-month period, the properties listed in Exhibit A attached to the Option Agreement, shall be assigned by the Company to Optionee within ten days of the expiration of such twelve month period by a form of assignment acceptable to Optionee.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

The Option shares are subject to a lock up agreement to be entered into by the Optionee upon effectiveness of a registration statement, if any, that will limit the sale of the shares during a six month period after effectiveness, whereby one sixth of the Option Shares shall become available for sale each month from and after the effective date of the registration statement.

The Company additionally has granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

                Option Grants in the Fiscal Year 2000, continued
                                    Number of                  % of Total
                                    Securities Underlying      Options Granted           Exercise or Base   Expiration
Name                                Options Granted (#)        in Fiscal Year            Price ($/sh)       Date
----                                -------------------        --------------            ------------       ----
Bradley T. Ray
7105 Catalina Isle Drive
Lake Worth, Florida 33467             500,000                    7.576%                   $0.95              11/30/07


Total Stock Options in the immediately preceding table granted to a Consultant and Advisor is 500,000.

No options were exercised by any party having options in the Company during the year ending December 31, 2001, and through August 1, 2002.


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

The date of the agreement set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreement is seven (7) years from the date of vesting.

The agreement calls for the filing of a registration of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Fiscal Year 2000 To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration), the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

The Company entered into an agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agrees to purchase 49% of Energy Producers, Inc.'s stock for twenty million U.S. Dollars. The agreement was never consummated.

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

The board of directors of the Company approved and granted by majorities vote a stock option for the purchase of shares of the Company's common stock to a certain non-affiliated individual for providing capital to the Company by subscribing to the Company's common restricted stock. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Fiscal Year 2001
                    Number of % of Total
                    Securities Underlying      Options Granted    Exercise or Base   Expiration
Name                Options Granted (#)        in Fiscal Year     Price ($/sh)       Date
----                -------------------        --------------     ------------       ----
Garrett S. Lipski   100,000                    100%            $1.00        3/23/04
421 E. Oraibi Drive
Phoenix, Arizona 85024


Total Stock Options in the immediately preceding table granted to a certain non-affiliated individual is 100,000.

No options were exercised by any party having options in the Company during the year ending December 31, 2001, and through August 1, 2002.

(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

The date of the agreement set forth in the table above is December 22, 2001; the vesting date for the option grants is sixty (90) days following the date of the Agreement. The expiration of each of the agreement is two (2) years from the date of vesting, valid until March 23, 2004.

The option shares all or part upon exercise, if any, must be paid for in cash. The option shares upon any effective registration are subject to and will require a separate lock up agreement to be entered into by the optionee. Further the option shares contain leak out provisions that will limit sale to no more than the then one sixth of 20% of the total trading volume for the month and the trading volume shall be the average daily volume for the previous twenty trading days.

If at any time after the date of the option Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration), the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

On January 19, 2002, the Board of Directors of the Company approved and granted by a majorities vote, a stock option for the purchase of shares of the Company's common stock to a certain non-affiliated individuals for providing capital to the Company by subscribing to the Company's common restricted stock. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the option is as follows:

                      Option Grants From January 1, 2002 Through The Period Ended August 1, 2002
                         Number of                  % of Total                  Exercise or
                         Securities Underlying    Options Granted               Base Price       Expiration
Name                     Options Granted (#)      in Period                  ($/sh)      Date
----                     -------------------      ----------------      ------          ----
Tim N. Martin            100,000                  100%                    $1.00         April 19, 2004
And Audrey K.
Martin, Joint Tenants
with Right of Survivorship


Total Stock Options in the immediately preceding table granted to certain non-affiliated individuals is 100,000.

No options were exercised by any party having options in the Company during the year ending December 31, 2001, and through August 1, 2002.

(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

The date of the agreement set forth in the table above is January 19, 2002; the vesting date for the option grants is ninety (90) days following the date of the Agreement. The expiration of each of the agreement is two (2) years from the date of vesting, valid until April 19, 2004.

The option shares all or part upon exercise, if any, must be paid for in cash. The option shares upon any effective registration are subject to and will require a separate lock up agreement to be entered into by the optionee. Further the option shares contain leak out provisions that will limit sale to no more than the then one sixth of 20% of the total trading volume for the month and the trading volume shall be the average daily volume for the previous twenty trading days.

If at any time after the date of the option Agreement and prior to the expiration of all Exercise Period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration), the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

As of August 1, 2002 all Stock Options granted by the Company are prior listed in this Recent Sales of Unregistered Securities section. The total for all Stock Options granted and listed in all tables in this section is 6,600,000, and no options were exercised by any party having options in the Company.

Item 5 Indemnification of Directors and Officers

     Officers and Directors are indemnified to the extent allowed by Nevada Law.

     As provided for in ARTICLE VI of the Company's Articles of Incorporation "The Directors or Officers of this corporation shall not be personally liable for breach of fiduciary duty as a director or officer except acts of omissions which include misconduct or fraud, for the debts, liabilities, or other obligations of the corporation."

     See also certain indemnification agreements ("Material Contracts, Indemnification Agreements with Key Officers and Directors"), which allow for certain provisions and expenses to be covered for individuals under the Agreements.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This report on Form 10SB/A4 includes "forward-looking statements". All statements other than statements of historical facts included in this report, including, without limitation, statements under "Description of Business", "Description of Property" and "Management's Discussion and Analysis or Plan of Operation" regarding the Company's financial position, reserve quantities and net present values, business strategy, plans and objectives of management of the Company for future operations and capital expenditures, are forward-looking statements and the assumptions upon which such forward-looking statements are based are believed to be reasonable. The Company can give no assurance that such expectations and assumptions will prove to be correct. Reserve estimates of oil and gas properties are generally different from the quantities of oil and natural gas that are ultimately recovered or found. This is particularly true for estimates applied to exploratory prospects. Additionally, any statements contained in this report regarding forward-looking statements are subject to various known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company. Such things may cause actual results, performance, achievements or expectations to differ materially from the anticipated results, performance, achievements or expectations. Factors that may affect such forward-looking statements include, but are not limited to: the Company's ability to generate additional capital to complete any planned drilling and exploration activities; risks inherent in oil and gas acquisitions, exploration, drilling, development and production; price volatility of oil and gas; competition; shortages of equipment, services and supplies; government regulation; environmental matters; financial condition of the other companies participating in the exploration, development and production of oil and gas programs; and other matters beyond the Company's control. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf subsequent to the date of this report are expressly qualified in their entirety by this disclosure.

PART F/S - FINANACIAL STATEMENTS

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS


                       FOR THE PERIOD ENDED JUNE 30, 2002

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                    Unaudited

                              FINANCIAL STATEMENTS

              For the Periods ended June 30, 2002 and June 30, 2001


Financial Statements
Balance Sheets - Assets.......................................................F3
Liabilities and Stockholders' Equity..........................................F4
Statements of Operations......................................................F5
Statement of Stockholders' Equity.............................................F6
Statements of Cash Flows......................................................F7
Notes to Consolidated Financial Statements....................................F8

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                    Unaudited

                                 BALANCE SHEETS

                    As of June 30, 2002 and December 31, 2001


                                                                          ASSETS

                                                March 31,                         December 31,
                                                2002                              2001
                                                ----                              ----
Current Assets
Cash                                            $  23,044                         $  24,803
Accounts Receivable                                25,774                            15,907
Inventory                                          50,507                            50,507
Notes and other receivables                         2,500                             2,500
Prepaid expense                                     4,500                           _______

         Total Current Assets                     106,325                            93,717

Property and Equipment:
Land                                                9,000                             9,000
Building/Improvements                              47,184                            47,184
Equipment                                          86,747                            92,247
  Less:  accumulated depreciation                (102,194)                         (106,717)
     Net Property and Equipment                    40,737                            41,714

Oil and Gas Leases:                             1,340,428                         1,340,428
  Less:  accumulated amortization                  (4,139)                           (3,402)
     Net Oil and Gas Properties                 1,336,289                         1,337,026

Total Net Properties and Equipment              1,377,026                         1,378,740

         Total Assets                          $1,483,351                        $1,472,457


   The accompanying notes are an integral part of these financial statements.

                                       F3

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   (Unaudited)

                                 BALANCE SHEETS

                    As of June 30, 2002 and December 31, 2001

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  June 30,                      December 31,
                                                  2002                          2001
                                                  ----                          ----
Current Liabilities:
Accounts payable                                  $  48,155                     $  53,489
Taxes payable                                           498                           498
Notes payable                                       328,100                       389,776
Accrued interest                                     53,167                        38,536

     Total Current Liabilities                      429,920                       482,299

Long-Term Liabilities:
Notes payable                                       267,696                       400,164
Due to shareholders                                 995,645                       673,454

     Total Long-term Liabilities                  1,263,341                     1,073,618

         Total Liabilities                        1,693,261                     1,555,917

Stockholders' Equity:
Common stock:
  Authorized 200,000,000
  shares at $0.001 par value.
  Issued and outstanding at
  June 30, 2002 11,957,812
  and 11,741,812 at
  December 31, 2001                                 11,958                        11,742

Preferred stock:
  Authorized 50,000,000
  shares at $0.001 par value.
  Issued and outstanding:  None.

Paid in capital                                   697,899                        684,795
Accumulated deficit                              (919,767)                      (779,997)

         Total Stockholders' Equity              (209,910)                       (83,460)
         Total Liabilities and
           Stockholders' Equity                $1,483,351                      $1,472,457



   The accompanying notes are an integral part of these financial statements.

                                       F4

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)
                                   (Unaudited)

                             STATEMENT OF OPERATIONS

                    As of June 30, 2002 and December 31, 2001

                                             Six Months Ended                  Six Months Ended
                                             June 30,                          June 30,
                                             2002                              2001
                                             ----                              ----
Revenues
  Oil Revenues                               $    127,458                       $  214,438
  Cost of Sales                                   (31,460)                         (42,348)
     Net Oil Revenues                              95,998                          172,090

  Subsidiary Sales:                                11,280                           11,722
  Cost of Goods Sold                               (3,719)                          (4,344)
     Net Subsidiary Sales                          (7,561)                           7,378

Total Net Revenues                                103,559                          179,468

Operating Expenses:
  Depreciation and Amortization                    (1,714)                          (1,614)
  Selling, General and Administrative            (184,213)                        (237,120)

     Total Operating Expenses                    (185,927)                        (238,734)

     Gain (Loss) from operations                  (82,368)                         (59,266)

Other Income (Expense):
  Sale of assets                                    5,500                               -0-
  Provision for federal income tax                     -0-                              -0-
  Interest Expense                                (62,902)                         (37,248)

     Total Other Income (Expense)                 (57,402)                         (37,248)

Income (Loss) before provision for
   income taxes                                  (139,770)                         (96,514)
Provision for income taxes                             -0-    .                         -0-    .

Net Income (Loss)                            $   (139,770)                      $  (96,514)

Number of Outstanding Shares                   11,957,812                       10,996,812

Earnings per share                                      -                                -



   The accompanying notes are an integral part of these financial statements.

                                       F5

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)

             STATEMENT OF STOCKHOLDERS' EQUITY From October 4, 1995
                      (date of inception) to June 30, 2002

                                                                                      Accumulated
                                                Common  Stock           Paid in       Deficit During
                                             Shares        Amount       Capital       Development     Totals
                                             ------        ------       -------       -----------     ------
Shares issued at inception
  to initial shareholders                     1,250,000      1,250                                          1,250
Capital contributed by shareholder                                         71,920                          71,920
Net (loss) for the year 1995                   ________      _____                         (31,096)       (31,096)
        Balance December 31, 1995             1,250,000      1,250         71,920          (31,096)       (42,074)

Capital contributed by shareholder                                        290,087                         290,087

Net (loss) for the year 1996                  ________       _____        _______         (332,088)      (332,088)
Balance December 31, 1996                    1,250,000       1,250        362,007         (363,184)            73

Capital contributed by shareholder                                         51,046                          51,046

Net (loss) for the year 1997                 ________        _____        ______           (51,046)       (51,046)
Balance December 31, 1997                    1,250,000       1,250        413,053         (414,230)            73

Capital contributed by shareholder                                         71,913                          71,913

Net (loss) for the year 1998                 ________        _____         ______          (71,986)       (71,986)
Balance December 31, 1998                    1,250,000       1,250        484,966         (486,216)            -0-

Stock surrendered by shareholder
  and retired to treasury                     (189,023)       (189)           189

Issuance of stock for reverse
 acquisition of Energy Producers
 Group, Inc.                                 9,820,835       9,821        114,108                         123,929

Capital contributed by shareholder                                         27,325                          27,325
Net (loss) for the year 1999                 _________       _____         ______         (330,323)      (330,323)
Balance December 31, 1999                   10,881,812      10,882        626,588         (816,539)      (179,069)

Stock issued as consideration for
  Loans and other services                       10,000         10          1,240                          1,250
Net gain for the year 2000                   _________       _____        _______           44,817         44,817
Balance December 31, 2000                    10,891,812     10,892        627,828         (771,722)      (133,002)

Capital contributed by shareholders             105,000        105         13,125                          13,230
Stock issued as consideration for loans
  and other services                            745,000        745         43,842                          44,587

Net (loss) for the year 2001                                                                (8,275)        (8,275)
Balance December 31, 2001                    11,741,812     11,742        684,795         (779,997)       (83,460)

Stock issued as consideration for
  loans and other services                     216,000         216         13,104                          13,320
Net loss for the six months ended                                        (139,770)        (139,770)
June 30, 2002                               11,957,812      11,958        697,899         (919,767)      (209,910)


   The accompanying notes are an integral part of these financial statements.
                                       F6

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                STATEMENT OF CASH FLOWS For the Six Months ended
                         June 30, 2002 and June 30, 2001

                                                              Six Months ended               Six Months ended
                                                              June 30,                       June 30,
                                                              2002                           2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)                                                   $ (139,770)                 $ (96,514)
Non-cash adjustments to reconcile net income
to net cash provided by operating activities
   Depreciation and amortization                                         1,714                      1,614
   Accumulated depreciation reduction
     in connection with disposal                                        (5,500)
change in assets and liabilities
   Increase (decrease) in prepaid expenses                              (4,500)
   (Increase) decrease in accounts receivable                           (9,867)                    22,636
   (Increase) decrease in inventory                                                                 1,687
    Increase (decrease) in accounts payable                             (5,334)                   (52,702)
    Increase (decrease) in accrued expenses                             14,631                    112,577
Net cash provided (used) by operating activities                      (148,626)                   (10,702)

CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase)decrease in notes receivable                                    -                       5,000
  Proceeds from sale of assets                                          5,500                           -
  Purchase of oil properties                                                         -            (21,248)
Net cash provided (used) by Investing Activities                        5,500                     (16,248)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) decrease in advances to shareholder                              -                      12,579
Proceeds from notes payable                                            16,713                      48,749
Repayment of notes payable                                           (210,857)                   (204,551)
Increase in shareholder notes payable                                 322,191                     146,550
Stock issued                                                              216                         105
Contributed capital                                                    13,104                      13,125
Net cash provided (used) by Financing Activities                      141,367                      16,557


NET INCREASE (DECREASE) IN CASH                                        (1,759)                    (10,393)

CASH BALANCE BEGINNING OF PERIOD                                       24,803                      47,610

CASH BALANCE END OF PERIOD                                          $  23,044                    $ 37,217

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for during the year:
  Interest                                                             62,902                      37,248
  Income taxes                                                             -0-                         -0-


    The accompanying notes are an integral part of these financial statements

                                       F7

                             ENERGY PRODUCERS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         Six months ended June 30, 2002
                                   (Unaudited)


NOTE 1 - UNAUDITED INTERIM INFORMATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ending June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-KSB as amended for the year ended December 31, 2001.

(1) The unaudited financial statements include the accounts of Energy Producers, Inc. and include all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position as of June 30, 2002 and the results of operations and cash flows for the six-month period ended June 30, 2002 and the year ended December 31, 2001. The results of operations for the period ended June 30, 2002 are not necessarily indicative of the results to be expected for the entire year.

(2) Earnings (loss) per common share are based on the weighted average number of shares outstanding during the period.

Item 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Period Ended June 31, 2002 (Unaudited Financial Data)

The discussion and analysis contained herein should be read in conjunction with the preceding financial statements and the information contained in the Company's Form 10-KSB as amended. Except for the historical information contained herein, the matters discussed in this Form 10-QSB contain forward looking statements that are based on management's beliefs and assumptions, current expectations, estimates, and projections. Statements that are not historical facts, including, without limitation, statements which are preceded by, followed by, or include the words "believes," "anticipates," "plans," "expects," "may," "should," or similar expressions are forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressed qualified in their entirety by these cautionary statements. The Company disclaims any obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise.

Important factors may include, but are not limited to: the risk of a significant natural disaster, the inability of the Company to insure against certain risks, fluctuations in commodity prices, the inherent limitations in the ability to estimate oil and gas reserves, changing government regulations, as well as general market conditions, competition and pricing, and other risks detailed from time to time in the Company's SEC reports, copies of which are available upon request from the Company.

                                       F8

Results of Operations
---------------------

Total revenues for the six-month period ended June 30, 2002 decreased from $214,438 at June 30, 2001 to $127,458 at June 30, 2002. Production declined 25%
in the second quarter of 2002 as compared to the same quarter of 2001, while oil prices declined 10.9% for the same comparative periods.

Costs of operations decreased by 25% from $42,348 at June 30, 2001 to $31,460 at the end of the June, 2002, due to the reduced cost of operating the oil leases, including well repairs, in the three months ended June 30, 2002

General and administrative expenses decreased from $237,120 at June 30, 2001 to $184,213 at June 30 2002. These decreases were due to cost containment measures taken.

The Company's net loss at June 30, 2001 was ($96,514) compared to net loss of ($139,770) at June 30, 2002 due to loss of revenues and increased interest expenses.

Liquidity and Capital Resources
-------------------------------

During the first six months of 2002, cash used in operating activities was $148,626 and investing activities provided $5,500 primarily from the sale of assets. Financing activities provided $141,367 in cash. The Company does not have enough cash on hand to meet its current obligations. Although the Company believes that it will be able to negotiate extensions, or generate loans sufficient to meet, maintain, and remain up to date in its current and long-term obligations, there is no firm assurance that it will be able to continue to do so, and one or more of its obligations could enter default, or fall behind in its payments.

The monthly cost requirement to service existing contract debt is $36,302.00 and is expected to remain steady for the next 12 months. Extensions and roll over of existing loans will allow us to maintain this level of expense and remain current on all existing loans.

The Company will require an additional $39,000 monthly for General and Administrative expenses. Currently, Company Management and Directors have provided these expenses. Although the Company believes that Management will continue to assist in providing funds, there can be no firm assurance that they will continue to do so in the long term.

The Company anticipates that it will be able to either develop its existing property or acquire additional oil properties, to provide increased cash flow, by debt or equity in the third to fourth quarter of operations. This additional cash flow should allow the Company to cover its existing shortfalls.

                           PART II. OTHER INFORMATION

Item 1 - Legal Proceedings

The Company is not a party in any litigation at the present time.


                                       F9

Item 2 - Changes in Securities

(***)The Company issued or subscribed for issuance of 326,000 shares of its common restricted stock in April, May, and July 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in
Section 4(2) of the Securities Act of 1933.

Name                                Date       Share Amt.        Purpose/in consideration of       Estimated Value
----                                ----       ----------        ---------------------------       ---------------
William V. Harlow, Jr.     (i)      04/01/02    10,000           Making a $4,000 loan              $200
William V. Harlow, Jr.     (i)      04/01/02    10,000           Services rendered                 $200
Grant Elam                 (ii)     04/01/02     6,000           Making a $3,000 loan              $120
Thomas J. Richards         (iii)    05/01/02   150,000           Making a $12,700 loan             $3,000
John Martin and Jyoti
Crystal, Joint Tenants
with right of survivorship (iv)     07/05/02   100,000           $10,000 restricted stock          $10,000
                                                                    subscription

(***) $29,700 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (i) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (ii) Grant Elam is not an affiliate, director, or officer of the Company.

     (iii) Thomas J. Richards in on our advisory board, and is a shareholder and beneficial owner of the Company.

     (iv) John Martin and Jyoti Crystal with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

Item 3 - Defaults upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

On April 15, 2002 by consent of the Shareholders representing at least 51% of the issued and outstanding common voting stock of the company the following was approved:

     (a) The removal of Patrick B. Hammons as a director of the Company.

     (b) And to amend the Company Bylaws to permit the Board of Directors to amend the bylaws unless applicable statutes require stockholder approval.

Item 5 - Other Information

None.


                                       F10

Item 6 - Exhibits and Reports on Form 8-K

     (a) There are no exhibits with this report.

     (b) The registrant did not file any reports on Form 8-K during first quarter ended March 31, 2002.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                          ENERGY PRODUCERS, INC.


                                                                /s/   Mel Herzog
                                                                ---   ----------
                                                                 By:  Mel Herzog
                                                      Title:    Chairman and CEO

Date:    August 15, 2002
-------  -----------------

                                       F11

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)


                                  CONSOLIDATED

                              FINANCIAL STATEMENTS


                     DECEMBER 31, 2001 AND DECEMBER 31, 2000

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)


                              FINANCIAL STATEMENTS


                     DECEMBER 31, 2001 AND DECEMBER 31, 2000


Accountant's Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-2

Financial Statements

Balance Sheets B Assets . . . . . . . . . . . . . . . . . .. . . . . . . . . F-3
Liabilities and Stockholders Equity. . . . . . . . . . . .  . . .  . . . . . F-4
Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . F-5
Statement of Stockholders Equity . . . . . . . . . . . . . . . . . . . . . . F-6
Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . F-7
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . F-8
Supplemental Oil and Gas Information . . . . . . . . . . . . . . . . . . . . F-18


                               ACCOUNTANT'S REPORT


To The Board of Directors and Stockholders
Energy Producers, Inc.

I have audited the accompanying consolidated balance sheet of Energy Producers, Inc., (formerly Sterling Market Positions, Inc.) at December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Energy Producers, Inc. at the dates listed above, and the results of its operations, stockholders= equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Henry Schiffer
------------------
Henry Schiffer, C.P.A.
Beverly Hills, California
April 15, 2002

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                                 BALANCE SHEETS

                     Years ended December 31, 2001 and 2000

                                     ASSETS

                                                       Year ended               Year ended
                                                       December 31,             December 31,
                                                       2001                     2000
                                                       ----                     ----
Current Assets:
Cash                                                   $   24,803               $   47,610
Accounts receivable                                        15,907                   53,711
Inventory (Note 1)                                         50,507                   52,194
Advances to shareholders                                        -                   12,579
Notes and other receivables(Note 2)                         2,500                   55,500
Deferred income tax        (Note 1)                             -                    1,026

     Total current assets                                  93,717                  222,620

Property and Equipment:    (Note 1)
Land                                                        9,000                    9,000
Building/Improvements                                      47,184                   42,184
Equipment                                                  92,247                   92,247
   Less: accumulated depreciation                        (106,717)                (105,362)
     Net Property and Equipment                            41,714                   38,069

Oil and Gas Leases:        (Note 1)                     1,340,428                1,385,385
   Less: accumulated amortization                          (3,402)                    (851)
     Net Oil and Gas Leases                             1,337,026                1,384,534
                                                        ---------                ---------
Total Net properties and equipment                      1,378,740                1,422,603

        Total Assets                                   $1,472,457               $1,645,223


   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                                 BALANCE SHEETS

                     Years ended December 31, 2001 and 2000

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                        Year ended              Year ended
                                                        December 31,            December 31,
                                                        2001                    2000
                                                        ----                    ----
Current Liabilities:
Accounts payable                                        $   53,489              $   114,716
Taxes payable                                                  498                        -
Notes payable      (Note 3)                                389,776                  368,509
Accrued interest                                            38,536                        -
Deferred Subscription Payable                                   -0-                 100,000
                                                                ---                 -------

  Total current liabilities                                482,299                  583,225

Long Term Liabilities:
Notes Payable      (Note 3)                                400,164                  679,817
Due to Shareholders(Note 5)                                673,454                  515,183

  Total long term liabilities                            1,073,618                1,195,000
                                                         ---------                ---------
         Total Liabilities                               1,555,917                1,778,225
                                                         ---------                ---------
Stockholders' Equity:
Common stock:
  Authorized 200,000,000 shares at $0.001
  par value; issued and outstanding 11,741,812
  shares at December 31, 2001; 10,891,812 shares
  at December 31, 2000; and 10,881,812 shares at
  December 31, 1999 and 1,250,000 at December 31,
  1998 and 1997                                             11,742                   10,892
Preferred stock:  authorized 50,000,000
  shares at $0.001 par value;  issued
  and outstanding:  none
Paid in capital                                            684,795                  627,828
Accumulated deficit                                       (779,997)                (771,722)
                                                          ---------                ---------
     Total Stockholders' Equity                            (83,460)                (133,002)

         Total Liabilities and Stockholders' Equity     $1,472,457              $ 1,645,223
                                                        ===========             ===========

   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)

                            STATEMENTS OF OPERATIONS

                     Years ended December 31, 2001 and 2000

                                                        Year ended             Year ended
                                                        December 31,           December 31,
                                                        2001                   2000
                                                        ----                   ----
Revenues:
  Oil Revenues                                          $  354,608             $  143,374
  Cost of Sales                                            (78,878)               (14,010)
                                                           --------               --------
                                                           275,730                129,364
                                                           --------               --------
Retail Sales:                                               30,121                 25,694
  Cost of Goods Sold                                        (9,795)               (10,325)
                                                            -------               --------
     Net Retail Sales                                       20,326                 15,369
Total Net Revenues                                         296,056                144,733

Operating Expenses:
Selling, General and
  Administrative expenses                                 (214,927)              (152,214)

Gain(Loss)from operations(Note 3)                           81,129                 (7,481)

Other Income (Expense):
 Gain on sale of securities                                      -                 81,461
 Investment income                                               -                 14,661
 Income tax benefit                                              -                    168
 Other income                                                  330                      -
 Interest expense                                          (89,734)               (43,992)

     Total Other Income (Expense)                          (89,404)                52,298

Income before provision
for Income Taxes                                            (8,275)                44,817
Provision for Income Taxes                                      -0-                    -0-

Net Income (Loss)                                       $   (8,275)             $  44,817

Number of outstanding shares                            11,741,812             10,891,812

Net Gain (Loss) per share (Note 6)                            (nil)                  .004

Earnings Per Share on
Operating Income                                             .0069                  (.007)


   The accompanying notes are an integral part of these financial statements.

                              ENERGY PROUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)

             STATEMENT OF STOCKHOLDERS' EQUITY From October 4, 1995
                    (date of inception) to December 31, 2001

                                    Common     Stock     Paid in     Accumulated
                                    Shares     Amount    Capital     Deficit      Totals
                                    ------     ------    -------     -------      ------
Shares issued at inception
  to initial shareholders           1,250,000    1,250                               1,250

Capital contributed by
 shareholder                        _________    _____    71,920     _______        71,920
Balance December 31, 1995           1,250,000    1,250    71,920     (31,096)      (42,074)

Capital contributed by
 shareholder                                             290,087                   290,087

Net(loss)for the year1996           _________    _____   _______    (332,088)     (332,088)
Balance December 31, 1996           1,250,000    1,250   362,007    (363,184)           73

Capital contributed by
shareholder                                               51,046                    51,046

Net(loss)for the year1997           _________    _____   _______     (51,046)      (51,046)
Balance December 31, 1997           1,250,000    1,250   413,053    (414,230)           73

Capital contributed by
 shareholder                                              71,913                    71,913

Net(loss)for the year1998           _________    _____   _______     (71,986)      (71,986)
Balance December 31, 1998           1,250,000    1,250   484,966    (486,216)           -0-

Stock surrendered by
 Shareholder and
 retired to treasury                 (189,023)    (189)      189

Issuance of stock for
 Reverse acquisition of
 Energy Producers
 Group, Inc.                        9,820,835    9,821   114,108                   123,929

Capital contributed by
 shareholder                                              27,325                    27,325

Net(loss)for the year1999           __________  ______              (330,323)     (330,323)

Balance December 31,1999            10,881,812  10,882   626,588    (816,539)     (179,069)

Stock issued as
 Consideration for loans
 and other services                     10,000      10     1,240                     1,250
Net gain for the year ended
 December 31, 2000                  __________  ______    _______     44,817        44,817

Balance December 31,2000            10,891,812  10,892   627,828    (771,722)     (133,002)

Capital contributed by
 shareholders                          105,000     105    13,125                    13,230
Stock issued as
  Consideration for loans
  and other services                   745,000     745    43,842                    44,587

Net(loss)for the year ended
  December 31, 2001                 __________  ______   _______      (8,275)       (8,275)
Balance December 31,2001            11,741,812  11,742   684,795    (779,997)     ( 83,460)
                                    ==========  ======   ========   =========     =========

   The accompanying notes are an integral part of these financial statements.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                                 (Consolidated)


                             STATEMENT OF CASH FLOWS
                     Years ended December 31, 2001 and 2000

                                                                        Year ended        Year ended
                                                                        December 31,      December 31,
                                                                        2001              2000
                                                                        ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit                                                              $   (8,275)       $    44,817
Non-cash adjustments to reconcile net income
to net cash provided by operating activities
   Depreciation and amortization                                             3,906                936
Gain on sale of securities                                                       -            (81,461)
Change in assets and liabilities
   (Increase) decrease in accounts receivable                               37,804            (50,973)
   (Increase) decrease in inventory                                          1,687               (199)
    Increase (decrease) in accounts payable                                (60,729)           112,975
    Increase (decrease) in accrued expenses                                 39,562             (4,045)
Net cash provided(used)by operating activities                              13,955             22,050
                                                                            ------            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase)decrease in notes receivable                                    53,000            (40,000)
  Proceeds from sale (cost) of securities                                        -            199,149
  Purchase of property and equipment                                        (5,000)           (29,154)
  Purchase of oil leases                                                    44,957           (191,122)
Net cash provided (used) by Investing
  Activities                                                                92,957            (61,127)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)decrease in advances to shareholder                               12,579              3,860
 Proceeds from notes payable                                                84,868                  -
 Repayment of notes payable                                               (343,254)          (195,937)
 Increase in shareholder notes payable                                     158,271            147,495
 Stock issued                                                                  850                 10
Contributed capital                                                         56,967              1,240
Increase (decrease) in deferred subscriptions                             (100,000)           100,000
                                                                           --------           -------
Net cash provided(used)by Financing Activities                            (129,719)            56,668
                                                                           --------           -------
NET INCREASE (DECREASE) IN CASH                                            (22,807)            17,591

CASH BALANCE BEGINNING OF PERIOD                                          $ 47,610           $ 30,019
                                                                            ------           --------
CASH BALANCE END OF PERIOD                                                $ 24,803           $ 47,610
                                                                            ======           =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year:
  Interest                                                                  89,734             43,992
  Income Taxes                                                                  -0-               -0-


    The accompanying notes are an integral part of these financial statements

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 1 Summary of Significant Accounting Policies:

This summary of significant accounting policies of Energy Producers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a) Organization and Business Activities:

     The Company was incorporated in the State of Nevada on October 4, 1995 as Sterling Market Positions, Inc. Upon incorporation, 10,000,000 shares of $.001 par value Common Stock were authorized. The Company was organized in order to conduct any lawful business. Effective June 24, 1999 the Company changed its name to Energy Producers, Inc. and increased its authorized common shares to 50,000,000.

     On August 25, 1999 the Company was acquired by Energy Producers Group, Inc. and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company=s common stock issued under Rule 144. Although Energy Producers Group, Inc. is the legal acquirer, it was dissolved subsequent to the transaction, so Energy Producers, Inc. is treated as having acquired Energy Producers Group, Inc. for accounting purposes. Accordingly, the transactions have been accounted for as a reverse acquisition of the purchase method and Energy Producers, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc. which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc. financial statements from August 25, 1999 (acquisition date). The Company began filing consolidated statements with its wholly owned subsidiary, Producers Supply, Inc., on the acquisition date August 25, 1999.

     The Company has focused its business on oil and gas exploration, development and production and acquiring existing production facilities with proven reserves. The Company=s wholly owned subsidiary, Producers Supply, Inc., has been in the oil and gas field equipment service and supply business for 25 years. On October 26, 2000 Article 3 of the Articles of Incorporation were amended to increase the number of authorized common shares to 200,000,000 and to authorize 50,000,000 preferred shares.

(b)  Depreciation:

     Depreciation will be provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, will be charged to expense as incurred.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 1 Summary of Significant Accounting Policies
(Continued):

(c)  Fiscal Year:

     The Company operates on a Calendar Year basis.

(d)  Inventories:

     Inventories are stated at the lower of cost or market determined by the FIFO method.

(e)  Income Taxes:

     The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes", which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of a 100% valuation allowance against any deferred tax assets resulting principally from net operating loss carryforwards until it is more likely than not that the Company will realize taxable income.

(f)  Oil and Gas Properties:

     The Oil and gas properties include operating leases, equipment leases, production sales, processing agreements, transportation agreements and other contracts, equipment, improvements, materials, supplies, fixtures, wells, pumping units, well head equipment, other movable or immovable property, easements, servitudes, rights-of-way, surface leases and other surface rights.

     The Company follows the full cost method of accounting for oil properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized. Sales or abandonment of oil properties shall be accounted for as adjustments of capitalized costs.

     Costs to be amortized include all capitalized costs (net of prior amortization), estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs, net of estimated salvage values. Amortization will be provided on the unit-of-production method using estimates of proved reserves.

     Costs of investments in unproved properties and major development projects will not be included in amortizable capital costs until proved reserves can be assigned to those properties. Unproved properties are to be assessed annually to ascertain whether impairment has occurred, and, any impairment assessed will then be added to amortizable costs and amortized accordingly.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 1 Summary of Significant Accounting Policies (Continued):

     Capitalized costs are limited to an amount no greater than the sum total of the present value of estimated future net revenues computed by applying current prices of oil reserves, cost of properties not subject to amortization and the lower of cost or fair market value of unproven properties included in amortizable cost, less the income tax effects related to the differences between the book and tax basis of the unproven properties.

     The Company records oil and gas sales on the entitlement method, recognizing its net share of all production as revenue. Any amount received in excess of or less than the Company's revenue interest will be recorded in the net oil balancing liability.

Cont'd: (f) Oil and Gas Properties:

                    Statement of Revenues and Direct Expenses
                                      2001

Revenues:
Oil Sales               $ 354,608
Expenses:
Lease Operating            62,486
Management                 24,000
Severance Taxes            16,392
Total Expenses            102,878

Net Income (loss)       $ 251,730


(g)  Comprehensive Income:

     The Company has adopted Financial Accounting Standards Board Statement No. 130 which requires reporting of Comprehensive Income in the financial statements in the period in which it is recognized. The Company has no Comprehensive Income in the reporting year.

(h)  Derivative Instruments and Hedging Activities:

     The Company has adopted Financial Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the amendments thereto, SFAS No. 137 and SFAS No. 138. The Company believes that the adoption of these SFAS' will not have any material affect on the financial statements of the Company.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 1 Summary of Significant Accounting Policies (Continued):

(i)  Impairment of Long-Lived Assets:

     The Company has adopted Financial Accounting Standards Board Statement No. 139 "Rescission of FASB Statement No. 53" which also amends FASB Statements Nos. 63, 89 and 121. The Company believes that the adoption of SFAS 139 will not have any material affect on the Company's financial statements.

Note 2 Notes/Loans Receivable

Note Receivable - David Irwin                                         $    2,500
Issued to Producers Supply, Inc.
(wholly owned Subsidiary)unsecured,
demand note dated June 9, 1999.
                                                                       ---------
Total Notes/Loans Receivable                                          $    2,500


Note 3 Notes Payable

(a) Note to Bennett Family Trust $ 50,000 Note was issued June 12, 2001 and accrues interest at the rate of 12% per annum and is due on or before June 12, 2002. Payments are interest only. Principal to be paid at maturity.

(b) Note to Baseline Capital, Inc. $ 691,800 Note was issued September 29, 2000 and is a non-interest bearing note. Minimum monthly payments of $25,000 or 80% of net production proceeds from specified properties. Aggregate amount of such required payments at December 31, 2001 is as follows:


2002    $300,000
2003     300,000
2004      91,800

        $691,800

(c) Note to CitiCapital, Digital Copier as collateral. $ 13,273 Issued November 28, 2000. Aggregate amount of Such required payments at December 31, 2001 is as follows:


2002     $  5,100
2003        5,100
2004        3,073

         $ 13,273


(d) Note to Buddenberg Trust $ 10,000 Note was issued December 23, 2001. Interest only payments at 9.5% per annum, due monthly. Principal and interest due at maturity, June 23, 2002.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 3 Notes Payable (Continued)

(e) Note to Bud Hirk $ 10,000 Note was issued January 16, 2001. Interest only payments at 18% per annum, due monthly. Principal and interest due at maturity, April 3, 2002.

(f) Note to Stevens Security Bank $ 14,867 Demand note dated June 25, 2001 with Interest at 8.5% per annum, due June 25, 2002. Terms: One (1) interest only payment due December 26, 2001 and remaining interest and principal payable June 25, 2002.


Current portion                 389,776
Long term portion               400,164

Total Notes Payable           $ 789,940


Note 4 Contracts

The Company has contracts with various entities (owned by related parties) to provide accounting, management, and other professional services. The entities, their owners, and their amounts paid are as follows:

Entity                     Related Party        2001            2000
------                     -------------        ----            ----
Academy Research           Mel Herzog           $  3,000        $  84,500
Global Media
  Network   USA,   Inc.    Dennis R. Alexander  $ 45,001        $  92,750
Melvena Alexander, CPA     Melvena Alexander    $ 13,550        $  46,900


Mel Herzog, Dennis R. Alexander and Melvena Alexander are all shareholders and officers of the Company.

Note 5 Related Party Transactions Due to Shareholders


Note Payable to J. C. Wilson Pipe and Supply, Inc. Note                 $ 245,000
was issued August 15, 1999 and accrues
interest at the rate of 9.5% per annum and, with extensions, is due on or before June 1, 2002. An extension was granted on
the terms of the note, and negotiations are underway
to re- structure the debt.



Unsecured demand note payable to J. C. Wilson Pipe                      $ 500
and Supply, Inc. J. C. Wilson, a Director and
beneficial shareholder of Energy Producers, Inc., is also
owner of J. C. Wilson Pipe & Supply, Inc.


                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 5 Related Party Transactions (Continued): Due to Shareholders

Note Payable to Royal Crest, LLC. $ 371,915 Note was issued March 31, 2001 with interest at 20% per annum. Monthly payments are interest only with full payment due January 31, 2003. David J. Kronenberg, a Director and shareholder, is the beneficial owner and manager of Royal Crest, LLC.


Promissory Note Payable to Larry W. Trapp.                              $  14,200
Note was issued June 1, 2001 with interest at
12% per annum. Due August 1, 2002. Larry W. Trapp is a
Director and shareholder.

Promissory Note Payable to Thomas J. Richards $ 13,150 issued December 6, 2001 with interest at 18% per annum after due date, December 17, 2001, plus $700 origination fee and $1,315 point penalty. Thomas J. Richards is an advisor/consultant and shareholder.

Unsecured, Demand Note Payable to Mel Herzog, $ 18,461 a Director and shareholder.


Unsecured, Demand Note Payable to Dennis R. Alexander,                  $  10,228
a Director and shareholder

Total Due to Shareholders                                               $ 673,454


Note 6 Earnings Per Share

The computation of Basic Earnings per Share is based on the weighted average number of shares outstanding during the current year.

The computation of Diluted Earnings per Common Share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the Treasury Stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is anti-dilutive.

Earnings per share are based on net losses as the Company showed an operating loss in 2000 and a net loss in 2001.

                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 6 Earnings Per Share (Continued):

                                        For the Year Ended December 31, 2001
                                 Income (Loss)           Shares                 Per Share
                                (Numerator)             (Denominator)           Amount
                                -----------             -------------           ------
Loss to Common Stockholders        ($8,275)               11,741,812            $.00069
                                   ========               ==========            =======

     Options to purchase 4,000,000 shares of common stock at $0.95 per share, and 200,000 shares of common stock at $1.05 per share, were outstanding at December 31, 2001 but were not included in a computation of diluted earnings per share because the effect would be anti-dilutive.

Note 7 Dividend Policy

     The Company has not yet adopted a policy regarding dividends

Note 8 Depreciation and Amortization

     Depreciation   on  property   and   equipment  is   calculated   using  the
     straight-line method over the estimated useful life. Depreciation taken on equipment in 2001 was $1,355 and $85 in 2000.

     Under the full cost method, all capitalized costs within a cost center are amortized on the unit-of-production basis, using proved oil reserves in the cost center. Oil is converted to a common unit of measure based on current and future gross revenues. Amortization for 2001 was $2,551 and $851 in 2000.

Note 9 Income Taxes

     At December 31, 2001, the Company has a federal operating loss carryforward of $779,997 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law. The net operating losses will expire commencing in the year 2010.

     The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonably assured by future profitability.

                         1995         1996         1997         1998         1999         2000          2001
                         ----         ----         ----         ----         ----         ----          ----
Pre-Tax Financial
 Income (Loss)           (31,096)     (332,188)     (51,046)     (71,986)    (330,323)     44,817        (8,275)
Temporary Difference          -0-           -0-          -0-          -0-          -0-         -0-           -0-
Loss   Carryforward           -0-      (31,096)    (363,184)    (414,230)    (486,216)   (816,539)     (771,722)
                              ---      --------    ---------    ---------    ---------   ---------     ---------
Taxable   Income(Loss)   (31,096)     (363,184)    (414,230)    (486,216)    (816,539)   (771,722)     (779,997)
                         ========     =========   ==========    ========     =========   =========     =========
Tax Payable (refundable)      -0-           -0-          -0-          -0-          -0-         -0-           -0-


                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 10 Sales to Major Customers

     The Company had sales to one major customer, Conoco, Inc. during the year ended December 31, 2001 of $354,608 which were in excess of ten percent of total sales.

Note 11 Concentration of Credit Risk

     The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 12 Segment and Related Information

     Energy Producers, Inc. has two reportable segments: oil and gas leases, and supplies and services. The oil and gas segment pumps oil and the oil is purchased by Conoco, Inc. The equipment and supplies segment sells equipment and supplies to the oil industry.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including any extraordinary items.

     There have been no inter-segment transactions, but if any such transactions take place, they will be accounted for as if it were an independent party, that is at current market prices.

     Energy Producers, Inc.'s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies. Each business was acquired as a unit, and the management at the time of acquisition was retained.

                                                OIL          EQUIPMENT
                                                WELLS        AND SUPPLIES       TOTAL
                                                -----        ------------       -----
Revenues from external customers                $  354,608   $    30,120        $    384,728
Inter-segment revenues                                  -0-           -0-                 -0-
Gain on sale of hedges                                 630            -0-                630
Depreciation and amortization                        2,731         1,175               3,906
Segment (loss) profit                               14,545       (22,820)             (8,275)
Segment assets                                   1,390,542        81,915           1,472,457
Expenditures for segment assets                         -0-        5,000               5,000


                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


Note 12 Segment and Related Information (Continued):


REVENUES
Total revenues for reportable segments                                  $  384,728
Other revenues                                                                  -0-
Elimination of inter-segment revenues                                           -0-
Total Consolidated Revenues                                             $  384,728

PROFIT OR LOSS
Total loss for reportable segments                                         ($8,275)
Other profit or loss                                                            -0-
Elimination of inter-segment profits                                            -0-
Unallocated amounts                                                             -0-
  Total Consolidated Profit (loss)                                         ($8,275)

ASSETS
Total assets for reportable segments                                    $1,472,457
Other assets                                                                    -0-
Other unallocated amounts                                                       -0-
  Total Consolidated Assets                                             $1,472,457


     Both segments are in the same geographical area.

Note 13 Options and Warrants:

     Energy Producers, Inc. has reserved 6,600,000 shares of its Common Stock for issuance under an Initial Stock Option and Payout Stock Option agreement with Baseline Capital, Inc., dated September 29, 2000, which covers key officers, directors, advisors, and consultants of the Company. The exercise price of the options and warrants is equal to or in excess of the fair market value of the stock on the day of the grant. The following table summarizes information about stock options outstanding at December 31, 2001:

                            Outstanding                          Exercisable
                            -----------                          -----------
                                 Weighted
                                 Average
                Number           Remaining      Weighted        Number          Weighted
                Outstanding      Contractual    Average         Exercisable     Average
Exercise        at               Life           Exercise        at              Exercise
Price           12/31/01        (Years)         Price           12/31/01        Price
-----           --------        -------         -----           --------        -----
 .95            3,800,000         5-11/12         .95           3,800,000        .95
 .95              200,000         2-1/4           .95             200,000        .95
1.05              200,000         2-3/4          1.05             200,000       1.05


                             ENERGY PRODUCERS, INC.
                   (formerly Sterling Market Positions, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

Note 13 Options and Warrants  (Continued):

     The Company uses the fair value method, per statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to value its options and warrants. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:


                                                 December 31, 2001
                                                 -----------------
Expected Dividend Yield                                 -0-
Expected Stock Price Volatility                         0.299
Risk-Free Interest Rate                                 3.35
Expected Life of Options                           3 to 5 years


     The weighted average fair value of options and warrants granted during 2001 was $0.0.

Note 14 Fair Value of Financial Instruments:

     The Company's financial instruments consist of cash, receivables and payables, and approximates fair value because of the short-term nature of these items.

     The carrying value of the notes payable approximates fair value as most are non-interest bearing. The balance is short-term.

Note 15  Subsequent Events:

     In the first quarter of 2002, the Company raised an aggregate of $32,000 for `working capital' through loans and issuance of stock.

     The Company is assisting in obtaining a bridge loan, expected in April 2002, as part of the acquisition of a 50% interest in commercial real estate presently worth $2,300,000. The property is expected to begin producing income about 18 months from receipt of the construction loan.

     The Company, having received approval of the majority of the Board of Directors, has additionally reserved 200,000 shares for options granted to two non-affiliate individuals.

                             ENERGY PRODUCERS, INC.

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                    Unaudited

                     Years ended December 31, 2001 and 2000

The  information  on the  Company's  oil and gas  operations  as  shown  in this schedule is based on the full cost method of accounting and is presented in conformity with the disclosure requirements of the Statement of Financial
Accounting   Standards  No.  69   "Disclosures   about  Oil  and  Gas  Producing
Activities".

         Capitalized Costs Relating to Oil and Gas Producing Activities
                           December 31, 2001 and 2000
                                                2001            2000
                                                ----            ----
Proved Oil Leases                               $ 1,178,589       1,353,385
Unproved Oil Leases                                      -0-         32,000
----------      ----------
Sub total                                         1,178,589       1,385,385

Accumulated Depreciation,
  Depletion and amortization,
  and valuation allowances                           (3,402)           (851)
                                                      ------      ----------
Net capitalized costs                           $ 1,175,187       1,384,534


                             ENERGY PRODUCERS, INC.

                COSTS INCURRED IN OIL AND GAS LEASE ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES
                                    Unaudited

                     Years ended December 31, 2001 and 2000

                                                                        2001                    2000
                                                                        ----                    ----
Acquisition of Oil Leases:

Proved                                                                  $       -0-             $1,353,385
Unproved                                                                        -0-                 32,000
Exploration Costs                                                               -0-                     -0-
Development Costs                                                           11,250                      -0-
         Total Costs Incurred                                           $   11,250              $1,385,385
                                                                        ==========            =============

                             ENERGY PRODUCERS, INC.

           RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES
                                    Unaudited

                     Years Ended December 31, 2001 and 2000


                                                        2001                  2000
                                                        ----                  ----
Oil Sales                                               $  354,608            $  143,374
Production Costs                                          (102,878)              (13,159)
Exploration Costs                                               -0-                   -0-
Depreciation, Depletion, Amortization
  and Valuation Provisions                                  (2,551)                 (851)
                                                           --------               --------

Net Income (loss) before Income Taxes                      249,179               129,364

Income Tax (provision) benefit                                  -0-                   -0-

Results of Operations from Oil and Gas
  Producing Activities                                  $  249,179            $  129,364
                                                          ========              ========
(excluding corporate overhead and interest costs)


                             ENERGY PRODUCERS, INC.

                          RESERVE QUANTITY INFORMATION
                                    Unaudited

                     Years Ended December 31, 2001 and 2000


The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon an appraisal of the proved developed properties by Russell
K. Hall and Associates, Inc.

Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table below are proved, developed reserves and are located within the United States.

                                                                2001                          2000
                                                                ----                          ----
                                                        OIL             GAS          OIL             GAS
                                                        ---             ---          ---             ---
PROVED DEVELOPED RESERVES                               (bbls)                       (bbls)
Beginning of Year                                        133,386        -0-           -0-             -0-
Revision in previous estimates                           (17,828)       -0-           -0-             -0-
Discoveries and extension                                     -0-       -0-           -0-             -0-
Purchase in place                                             -0-       -0-          137,937          -0-
Production                                               (13,765)       -0-           (4,551)         -0-
Sales in place                                               (-0-)      -0-           -0-             -0-
                                                             -----      ---           ---             ---
End of Year                                              101,793        -0-          133,386          -0-
                                                         ========       ===          =======          ===
PROVED DEVELOPED RESERVES:

Beginning of Year                                        133,386        -0-           -0-             -0-
End of Year                                              101,793        -0-          133,386          -0-
                                                         =======        ===          =======          ===

                             ENERGY PRODUCERS, INC.

                    STANDARDIZED MEASURE OF DISCOUNTED FUTURE
                 NET CASH FLOWS AND CHANGES THEREIN RELATING TO
                           PROVED OIL AND GAS RESERVES
                                    Unaudited

                          At December 31, 2001 and 2000

                                                             2000                       2001
                                                             ----                       ----
Future Cash Flows                                            2,224,177                  3,548,068
Future Production and Development Costs                       (507,990)                  (650,092)
Future Income Tax Expenses                                          -0-                        -0-
Future Net Cash Flows                                        1,716,187                  2,897,976

10% Annual Discount for Estimated Timing of Cash Flows        (549,180)                (1,165,566)
Standardized measure of Discounted Future Net Cash Flows    (1,167,007)                (1,732,410)


The preceding table sets forth the estimated future net cash flows and related present value discounted at a 10% annual rate from the Company's proved reserves of oil. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development and production to estimated future production assuming continuation of existing economic conditions*. The values expressed are estimated only, without actual long term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.

*Values for 2000 have been restated, eliminating proved undeveloped properties.

                             ENERGY PRODUCERS, INC.

                       CHANGES IN THE STANDARDIZED MEASURE
                         OF DISCOUNTED FUTURE CASH FLOWS
                                    Unaudited

                          At December 31, 2001 and 2000

                                                                2001            2000
                                                                ----            ----
Balance, Beginning of Year:                                     $   1,732,410           -0-

Sales of Oil Produced Net of Production Costs                        (249,179)    (129,364)

Net Changes in Prices and Production Costs                           (607,273)    (475,120)

Extensions and Discoveries, less Related Costs                             -0-          -0-

Purchase and Sales of Oil in Place                                          -    1,171,328
   Revisions of
Estimated Development Costs                                          (258,131)          -0-

Accretion of Discount                                                 549,180    1,165,566
                                                                      -------     ---------
Net Changes in Income Taxes                                                -0-          -0-
                                                                      -------     ---------

Balance, End of Year                                            $   1,167,007    1,732,410
                                                                =============   ==========

                               ACCOUNTANT'S REPORT



To The Board of Directors and Stockholders
Energy Producers, Inc.

I have audited the accompanying Historical Summaries of Gross Income and Direct Operating Expenses for certain wells of Rogers Drilling Company for the calendar year 1999 and the nine (9) month period ended September 30, 2000. These Historical Summaries are the responsibility of Rogers Drilling Company's management. My responsibility is to express an opinion on the Historical Summaries based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the Historical Summaries referred to above present fairly, in all material respect, the gross income and direct operating expenses described in
Note 1 of Rogers Drilling Company for the calendar year 1999 and the nine (9) months ended September 30, 2000, in conformity with generally accepted accounting principles.



/s/ Henry Schiffer
------------------
Henry Schiffer, C.P.A.
Beverly Hills, California
April 4, 2002

                             ROGERS DRILLING COMPANY
                    HISTORICAL SUMMARIES OF GROSS INCOME AND
                   DIRECT OPERATING EXPENSES FOR CERTAIN WELLS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                GRIFFIN       MCCLATCHY    WIECHMAN           WIECHMAN        K-W UNIT
                                                                B             #1                  #2                        TOTAL
               Sales            $4,607       $28,047      $256,517            $480,901        $119,089        $889,161
                                ------       -------      --------            --------        --------        --------
OPERATING COSTS
   Pumper/Roustabout             2,400         1,800        3,800                4,280           2,250          14,530
   Dozer                             0           180            0                  660           1,020           1,860
   Electricity                   2,917         4,205            0                5,984               0          13,106
   Maintenance                     854         1,031            0                2,995             921           5,801
   Severance Tax                   167         1,172       11,970               18,743           5,506          37,558
   Other Taxes                      61           142        3,177                5,920               0           9,300
   Permits/Licenses                  0            55            0                  100              45             200
-------------------
   Trucking                      4,574             0          191                  455           2,319           7,539
                                 -----             -          ---                  ---           -----           -----

Total Operating Costs           10,973         8,585       19,138               39,137          12,061          89,894
                                ------         -----       ------               ------          ------          ------

Gross Profit (Loss)            -$6,366       $19,462     $237,379             $441,764        $107,028        $799,267

                               ===================================================================================================

                                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

Sales                           $14,943      $31,034     $112,583             $382,173        $182,726        $723,459
                                -------      -------     --------             --------        --------        --------

OPERATING COSTS
   Pumper/Roustabout              1,800        1,350        2,700             3,150              2,700          11,700
   Dozer                            230            0            0               360                300             890
   Electricity                    2,651        2,009            0             3,276                  0           7,936
   Maintenance                   10,989        4,965        3,598             1,752                 21          21,325
   Severance Tax                    690        1,433        5,198            17,646              8,437          33,404
   Permits/Licenses                   0            0            0                39              1,952           1,991
   Trucking                           0            0          375               210                  0             585
                                      -            -          ---               ---                  -

Total Operating Costs            16,360        9,757       11,871            26,433             13,410          77,831
                                 ------        -----       ------            ------             ------          ------

Gross Profit (Loss)             -$1,417      $21,277     $100,712          $355,740           $169,316        $645,628
                               ===================================================================================================


                             ROGERS DRILLING COMPANY
                          NOTES TO HISTORICAL SUMMARIES
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE
                                    YEAR 1999



Note 1. Effective October 1, 2000, Energy Producers, Inc. acquired, by purchase, an 87.5% working interest and a variable net revenue interest which is approximately 70% on average, in six (6) oil, gas and mineral leases in Young County, Texas. The six (6) leases cover ten (10) producing wells, and constitutes only a segment of the leases held by Rogers Drilling Company. The accompanying Historical Summaries of those ten (10) producing wells are being provided in accordance with the Securities and Exchange Commission Regulation S-B 228.310( c ).

Note 2. All sales are to Conoco, Inc. and income is recognized on a point of sale basis when Conoco, Inc. picks up the oil. All expenses are recognized when incurred.

ITEM 8 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANACIAL DISCLOSURE

There have been no changes or disagreements with the Company's accountants on accounting and financial disclosures.

                                    PART III

ITEM  9  -  DIRECTORS,   EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS;
COMPLIANCE  WITH  SECTION  16(a) OF THE  EXCHANGE ACT  DIRECTORS  AND  EXECUTIVE
OFFICERS

The directors, executive officers and significant employees of the company are as follows:

                                       POSITION
NAME                     AGE           WITH COMPANY
----                     ---           ------------
Mel Herzog,               82           Chairman, and Chief Executive Officer
Dennis R. Alexander,      48           President, and Director
Jay C. Wilson,            72           President and Director of Producers Supply Inc.
Larry W. Trapp,           60           Vice President, Treasurer, and Director
David J. Kronenberg,      48           Director, and Assistant Secretary
Melvena Alexander,        68           Secretary and Comptroller
Thomas J. Richards,       56           Advisory Board Member
William V. Harlow Jr.,    62           Advisory Board Member
William A. Sanders,       73           Advisor


Note: Dennis R. Alexander, President and Director, is the son of Melvena Alexander, Secretary and Comptroller.

Mel Herzog has been Chairman of the Board, Chief Executive Officer, and Director of the Company since May 18, 1999. From September 1998 he was a founder, and from January 19, 1999, through acquisition processes with the Company, served as Chairman and CEO of Energy Producers Group, Inc. Mr. Herzog served as Chairman and CEO of U.S. Power Systems, Inc., a development stage mining, resource and related technology based publicly held company from September 17, 1993 until January 1, 2000 and prior to that period had served as its Vice president for 14 years. Mr. Herzog is a Graduate in Industrial Design from Institute of Design, Chicago, IL, and received a certificate for product development from Illinois Institute of Technology. Mr. Herzog devotes approximately 40 to 50 hours per week minimum, and more as required, to the business of the Company.

Dennis R. Alexander has served the Company as President and Director from May 18, 1999 to the present. In September 1998 he was a founder, and from January 19, 1999 through its acquisition with the Company served as President and Director of Energy Producers Group, Inc. From April 1997 through March 1998, serving as CEO, Director, Consultant of Miner Communications, Inc., a media communications company. From April 26, 1997 through March, 1998 he was a director of Rockline, Inc., a private mining, resource company, and a founder of World Wide Bio Med, Inc., a private health-bio care, start up company. Since March 1996 to the present he has owned Global Media Network USA, Inc., which has included management consulting, advisory services. Mr. Alexander devotes approximately 60 to 80 hours per week minimum, and more as required, to the business of the Company.

Jay C. Wilson has been President and Director of Producers Supply, Inc. from its inception in 1974. He served as a Director of the Company from February 2000 until April 1, 2002 having served as Treasurer and Director of the Company from May 1999 until February 2000. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Treasurer and Director of Energy Producers Group, Inc. His duties for the Company include oversight-monitoring responsibilities for exploration, drilling, production, acquisition, and engineering activities initially planned for the Company's core operations area. He is the Founder, Chairman and President of Jay
C. Wilson Pipe and Supply, Inc. Mr. Wilson Devotes approximately 40 hours per week, and more as required, to the business of Producers Supply, Inc.

Larry W. Trapp has been a Vice President and Director of the Company since June 17, 1999 and is additionally serving as Treasurer since August 1, 2000. In September 1998 he was a founder, and from June 17, 1999 through the acquisition processes with the Company, served as Director of Energy Producers Group, Inc. From November 14, 1994 to the current Mr. Trapp has been employed as a reservation sales agent (RSA) at Southwest Airlines. Mr. Trapp earned a BS in Business Administration with emphasis in Finance from Arizona State University. Mr. Trapp devotes currently one to two days per week to the business of the Company.

David J. Kronenberg has served as Director, and Assistant Secretary of the Company since February 2000 having served additionally as Treasurer from February 2000 until August 2000. From September 1998 he was a founder, and from January 1999 through the acquisition processes with the Company, served as Director and Assistant Secretary of Energy Producers Group, Inc. From 1992 to the present, Mr. Kronenberg has been the founder and President of David J. Kronenberg, CPA, P.C., and most recently Kronenberg Tax and Asset Management, LLC. which provides accounting, tax planning and preparation, and business advisory services to the public. From 1992 until dissolved in January 2000, he was the founder and President of Global Resource Integration, Inc., which during its existence was a holding company that handled investment activity. Mr. Kronenberg has been an established Certified Public Accountant since 1990, and holds a B.A. in Chemistry from California State University. Mr. Kronenberg works part time as needed by the Company, approximately one day per week.

Melvena Alexander has been Secretary and Comptroller of the Company since May 18, 1999. In September 1998 she was a founder, and from January 19, 1999 through the acquisition processes with the Company served as Secretary of Energy Producers Group, Inc. She is founder and President of Melvena Alexander CPA since 1982, which prepares financial statements and tax reports. From October 1998 to the present she has worked in the Department of Patient Finance at Arizona State Hospital as an Accounting Technician 11. She graduated from the Arizona State University with a B.S. in Accounting, has received a CPA Certificate, State of Arizona # 5096E. She is a member of AICPA and the American Society of Women Accountants. Mrs. Alexander devotes a minimum of 40 hours per week, and more as required, to the business of the Company.

Advisory Board
--------------

William V. Harlow Jr. was appointed as a member of the Advisory Board of the Company April 2, 2001. Since May 2001 he is the Founder, President, and Director of Harlow Australia Pty Ltd., which explores for oil and gas. Mr. Harlow is President and Chairman of the Board of The Harlow Corporation, a Delaware Corporation, a company he founded in 1987, and a successor to a personal Texas corporation he founded in 1975. The Harlow Corporation commercially produces natural gas and owns and operates several natural gas gathering systems. The company owns and operates oil and gas properties in Oklahoma, Texas and Kansas. The Harlow Corporation has a wholly owned subsidiary with non-operating oil and gas interests known as Eagle Investment Corporation. Mr. Harlow founded and is Chairman of the Board of Aerie Development Corporation, a Texas corporation, which has commercial real estate investments, and Talon Exploration, Inc., a Texas corporation, which has non-operating oil and gas interests. Mr. Harlow has been active in the oil and gas business since 1956 and is a Certified Petroleum Geologist with the American Association of Petroleum Geologists and a Certified Professional Geologist with American Institute of Professional Geologists. He is a graduate of Oklahoma University with a B.S. degree in Geology and is qualified an expert to testify before the Texas Railroad Commission, Oklahoma Corporation Commission and New Mexico Oil Conservation Division.

Thomas J. Richards has been a member of the Advisory Board of Energy Producers Inc., since February 4, 2000. From July 1999 until February 4, 2000 he began informally assisting Mr. Alexander in advisory capacity toward areas of research and project review for Energy Producers, Inc. and has provided additional evaluations for a number of potential projects requested for review by the Company's Directors. From September through July 1999 Mr. Richards began assisting Management, participating initially as an advisor on an informal basis. From January 1996 until December 1998, he was self employed, involved in rehabilitation of residential Real Estate. Mr. Richards holds a BA degree in Economics from Beloit College.

William A. Sanders has been an Executive Advisor and Consultant to the Company since May 7, 2000, having served as a Director and Executive Advisor since May 18, 1999. In September 1998 he was a founder, and from January 19, 1999 through the acquisition processes with the Company served as a Director of Energy Producers Group, Inc. From January 1, 1998 through 2001 Mr. Sanders was continuing work and an ongoing evaluation of logs and studies made by Phillips Petroleum Company on a test well to 18,013' looking for hydrothermal in 1981. The lease is located in Pima County Arizona. Mr. Sanders obtained a non-competitive oil and gas lease for the original well site (after original had expired) that was issued to him April 27th 1990 by the State Land Department, State of Arizona. Mr. Sanders continued efforts in part was toward a potential work program for a water development project at 12,000'. His studies regarding the seismic information and original well test indicated fresh water, probable Paleozoic and Cambrian period for development. Mr. Sanders originally founded the Mecca Drilling Co. and Magnum Drilling Co. These companies engaged in buying oil production in Louisiana and Arkansas.

Term for Directors: In accordance with Article 9.2 of the Company's Bylaws, the members of the Board of Directors shall hold office until the first annual meeting of Stockholders and until their successors shall have been elected and qualified. At the first annual meeting of Stockholders and at each annual meeting thereafter the Stockholders shall elect Directors to hold office until the next succeeding annual meeting, except in the case of classification of the Directors. Each Director shall hold office for the term for which he is elected until his successor shall have been elected and appointed at the next annual meeting.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

For the year end December 31, 2001 the Company was not in compliance with the filing requirements under Section 16(a).

ITEM 10 - EXECUTIVE COMPENSATION

The following summary Compensation Table sets fourth all cash compensation paid, distributed or accrued for services, rendered in all capacities based on agreements with consulting firms providing for the Company's Management during the fiscal years ended, December 31, 2001 and 2000. The Company presently does not retain any employees and payments are made for services as available. All other tables required to be reported have been omitted, as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below.

                           Summary Compensation Table

                                                          Other            Restricted   Securities   All
Name and                                                  Annual           Stock        Underlying   Other
Principal Position             Year     Salary   Bonus    Compensation     Awards       Options      Compensation
------------------             ----     ------   -----    ------------     ------       -------      ------------
Academy Research (1)           2001     0        0        $  3,000         0             0            0
                               2000     0        0        $ 84,500         0             0            0
Mel Herzog (CEO) and (1)
Charlotte Herzog TTEE UA
DTD Jan 31, 1994 Herzog        2001     0        0        $      0         0             0            0
Revocable Living Trust JT      2000     0        0        $      0         0             600,000      0
Grantors

Dennis R. Alexander (2)        2001     0        0        $      0         0             0            0
President                      2000     0        0        $      0         0             600,000      0

Global Media Network           2001     0        0        $ 45,001
USA, Inc. (2)                  2000     0        0        $ 92,500         0             0            0

Melvena Alexander (3)          2001     0        0        $      0         0             0            0
Secretary                      2000     0        0        $      0         0             500,000      0




(1) Academy Research is owned by and provides the services of Mel Herzog, our Chairman and CEO. Mr. Herzog, and his wife Charlotte Herzog are both Trustors and Trustees of the Mel and Charlotte Herzog TTEE (Trustee) UA ("Uniform agreement" or "Unitrust Agreement") DTD ("Declaration of Trust Dated") January 31, 1994 Herzog Revocable Living Trust JT Grantors. The beneficiaries of the Trust are Steven Paul Herzog MD, and Michael Alan Herzog (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(2) Global Media Network USA, Inc. is owned by and provides the services of Dennis R. Alexander, our President (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

(3) Melvena Alexander our Secretary and Comptroller provides contracted services through Melvena Alexander CPA, an entity she owns. Melvena Alexander CPA received $13,500 in 2001, and 46,900 in fiscal year 2000 for providing the services of Melvena Alexander. (also see "Certain Relations and Related Transactions" for additional discussion on agreements with individual consulting firms).

The Company has granted stock options to certain officers, consultants, directors, and advisors of the Company to purchase shares of the Company's common stock. The Company granted these stock options to persons for their direct participation acknowledged by performance in 1999 and 2000 including the start up of operations, the development of the Company and furthering of its current, planned and ongoing developments. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                      Option Grants in the Last Fiscal Year
              To Officers, Consultants, Directors, and Advisors (1)
                                  Number of                    % of Total
                                  Securities Underlying        Options Granted      Exercise or Base   Expiration
Name                              Options Granted (#)          in Fiscal Year       Price ($/sh)       Date
----                              -------------------          --------------       ------------       ----
Mel Herzog (CEO) and Charlotte
Herzog TTEE UA DTD Jan 31,
1994 Herzog Revocable Living
Trust JT Grantors                            600,000                   9.091%       $0.95              11/30/2007

Dennis R. Alexander, President/Dir           600,000                   9.091%       $0.95              11/30/2007

Melvena Alexander, Secretary                 500,000                   7.576%       $0.95              11/30/2007

David J. Kronenberg,
Assistant Secretary/Dir                      500,000                   7.576%       $0.95              11/30/2007
Assigned to D.J. and S.M.
Kronenberg Family
LLLP,

Larry W. Trapp, Vice President
Treasurer/Dir (3)                            600,000                   9.091%       $0.95              11/30/2007

Thomas J. Richards, Advisory Board (3)       500,000                   7.576%       $0.95              11/30/2007


(1) The following are excerpts from certain provisions contained in the option agreements listed above.

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty days (60) following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

The agreements call for the filing of a registration statement under the Securities Exchange Act of 1934 of the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionees without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The forms 10SB was filed as required.

The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table listed above entitled "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

(2) This Option Grant was assigned per Mr. Kronenberg's directive to D.J. and S.M. Kronenberg Family Limited Liability Limited Partnership (LLLP).

Director Compensation
---------------------

As of February 4, 2000 each member of the Board of Directors, subject to approval of the Chairman and CEO, may be paid $500.00 per formal meeting plus certain expenses for out of State Directors incurred in connection with attendance at Board and Committee meetings. There are no agreements provided to Directors or individual agreements with any Director other than that presented in this paragraph, and the understanding that at minimum a traveling Director will be considered by the Chairman and CEO more favorably for reimbursement of expenses for travel and may, at the election of the Chairman and CEO, be paid $500 for attendance at a formal meeting. This determination by the Chairman and CEO to provide for either reimbursement or compensation for a formal meeting is principally to be based on the finances of the Company available at the time.

ITEM 11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as August 1, 2002. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.


Title of          Name and Address                 Beneficial                 Percent
Class             Beneficial Owner                 Ownership                  of Class
-----             ----------------                 -----                      ----------
Common            Jay C. Wilson                     1,870,335 (1)             11.09%
                  124 South First Street
                  Stephens, Arkansas 71764
Common            Larry W. Trapp                    2,620,000 (2)             15.54%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            Mel Herzog                        1,802,500(3)              10.69%
                  P.O. Box 15666
                  Scottsdale, Arizona 85267-5666
Common            David J. Kronenberg               1,578,200(4)               9.36%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            William A. Sanders                  510,000                  3.03%
                  3202 W. Bell Road Apt#1177
                  Phoenix, Arizona 85053
Common            Melvena Alexander                   790,000 (5)              4.68%
                  6564 Smoke Tree Lane
                  Scottsdale, Arizona 85253
Common            Dennis R Alexander (5)            1,512,500 (6)              8.97%
                  5423 E. Piping Rock Road
                  Scottsdale, Arizona 85254
Common            Thomas J. Richards                  980,000 (7)              5.81%
                  7944 E. Beck Lane, Suite 200
                  Scottsdale, Arizona 85260-1774
Common            William V. Harlow, Jr.               40,000                   .24%
                  119 West 15th Street
                  Amarillo, Texas 79101
Common            All Officers and Directors
                  as a Group                       11,703,535                 69.41%


(1) Jay C. Wilson has voting power for the shares owned by Leanna Wilson his daughter and the owner of 1,755,915 shares. Lenna Jenson is also the daughter of Jay C. Wilson and sister to Leanna Wilson, and holder of 84,695. Juanita Whitt is Manager at Producers Supply, Inc. and owns 29,725 shares.

(2) Includes 1,362,500 shares owned directly by Mr. Trapp. He is the Parent of Michael Trapp, whose 657,500 shares are included in his total. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Trapp. Not reflected are 62,500 shares gifted to Thomas J. Richards, Advisor (7), and Melvena Alexander, Secretary (5).

(3) Includes 1,187,500 shares owned by the Herzog Revocable Living Trust JT Grantors, and 15,000 shares owned by his wife Charlotte Herzog. Also included are 600,000 shares common restricted stock under presently exercisable options, which may be purchased by the Herzog Revocable Living Trust JT Grantors. Not included in the table are 62,500 shares gifted to Thomas J. Richards, Advisor
(7), and 25,000 shares gifted to Melvena Alexander, Secretary (5).

(4) Included in the table are 1,037,500 shares owned by the DJ and SM Kronenberg Family Limited Liability Limited Partnership (LLLP) that Mr. Kronenberg is a Limited Partner of with his wife Sheryl M. Kronenberg. Included in the table are 30,000 shares owned by David J. Kronenberg, CPA, PC, Profit-haring Pension Plan. Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Kronenberg, and 10,700 shares owned indirectly through Royal Crest, LLC, which is managed by him. Not included in the table are 40,000 shares gifted to Ronald and Marie Mencaraelli, sister and brother-in-law; 40,000 gifted to Anthony and Clare Fernandez, sister and brother-in-law; and 20,000 shares gifted to Rita Kronenberg, sister; 62,500 shares gifted to Thomas J. Richards, advisor (5); and 25,000 shares gifted to Melvena Alexander, Secretary (7).

(5) Includes 190,000 shares owned directly by Mrs. Alexander, and 100,000 shares as the total of all gifts aggregated, as received by her from Mel Herzog (3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mrs. Alexander. Not reflected in the table are 10,000 shares gifted to Bud Hirk from her original shares.

(6) Includes 412,500 shares owned directly by Mr. Alexander, and 300,000 in the name of his wife, Deborah L. Alexander. There are 50,000 shares in the name of Ashton Alexander and 50,000 shares in the name of Sarah Alexander, his two minor children, and he has voting power over 50,000 in the name of Aaron Alexander, and 50,000 in the name of Julie Alexander-Schumacher, his wife's adult children. Also included are 600,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Alexander. Not reflected are 25,000 shares gifted to Melvena Alexander (5), Secretary, and 62,500 shares to Thomas J. Richards, advisor (5). Dennis Alexander is the son of Melvena Alexander.

(7) Includes 230,000 shares owned directly by Mr. Richards, and 250,000 shares as the total of all gifts aggregated, as equally received by him from Mel Herzog
(3), Dennis Alexander (6), David Kronenberg (4), and Larry Trapp (2). Also included are 500,000 shares of common restricted stock under presently exercisable stock options, which may be purchased by Mr. Richards.

ITEM 12 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 25, 1999 the Company through a business combination reorganization and reverse acquisition process acquired all the outstanding shares of Energy Producers Group, Inc., and its wholly owned subsidiary, Producers Supply, Inc. The transaction was accomplished through the issuance of 9,820,835 shares of the Company's restricted common stock. Five shares of the Company's stock was issued in exchange for each one share of Energy Producers Group, Inc.'s common stock. The Company in this process acquired all of the shares representing 100% of Energy Producers Group, Inc., which included 100% ownership held in Producers Supply, Inc. Although Energy Producers Group, Inc. was the legal acquirer; it was dissolved subsequent to the transaction, so Energy Producers, Inc. (the Company) is treated as having acquired Energy Producers Group, Inc. Accordingly, the transactions have been accounted for as a reverse acquisition and Energy Producers, Inc. and its wholly owned subsidiary Producers Supply, Inc. is now referred to as the Company. The historical financial statements are those of Energy Producers, Inc., which have been restated for the equivalent number of shares received in the transaction. The results of operation of Energy Producers Group, Inc. (legal acquirer) are included in the financial statements of the combined Energy Producers Group, Inc. and Energy Producers, Inc.

Note to J.C. Wilson Pipe and Supply, Inc. $245,000. Note was issued August 15, 1999 and accrues interest at the rate of 9.5% per annum and, with extensions is due on or before June 1, 2002.

Status: (As of June 30, 2002, a new extension is being negotiated on the terms of the note, and negotiations are underway to restructure the debt.)


Unsecured demand note payable to J.C. Wilson $ 500. Pipe and Supply, Inc.

Jay C. Wilson a President and director of Producers Supply, Inc. owns J.C. Wilson Pipe and Supply, Inc. His daughters Leanna Wilson and Lenna J. Jensen along with Juanita Whitt current manager Producers Supply, Inc. are the former owners of Producers Supply, Inc. and are shareholders of the Company. Mr. Wilson has voting power over the shares owned by Leanna Wilson, Lenna J. Jensen, and Juanita Whitt.

Note to Royal Crest, LLC $371,915 issued September 20, 2000 with interest at 20% per annum. Monthly payments are interest only with full payment due on October 31, 2003.


Status: (The note is current at June 30, 2002 at a balance of $366,067)

General Terms for the new Royal Crest, LLC note; effective for the period commencing March 31, 2001; Principle amount, $342,500, secured by a deed of trust on the Young County Properties, with interest rate of 20%, payable interest only beginning April 30, 2001 and continuing, all due and payable January 31, 2003. (See also section on "Liquidity and Capital Resources")

The mother of Mr. Kronenberg owns Royal Crest LLC that he administers. Royal Crest LLC has a security interest for the note in the Young County, Texas properties owned by the Company. Mr. Kronenberg is a Director, and Assistant Secretary of the Company, who is related to Royal Crest LLC, a beneficial owner of the Company, a shareholder, and control person indirectly through DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

The Company is sub leasing to a David J. Kronenberg, indirectly through Kronenberg Tax and Management LLC, half of the Company's subleased office space on a month-to-month basis. The Company's arrangement for sub leased office space is with a non affiliated party (a co-sharing basis) approximately 2,000 square feet of office space for its corporate headquarters at 7944 E. Beck Lane, Suite 200, Scottsdale, Arizona 85260-1774, and its telephone number is (480) 778-0488. The terms of the sub-lease are monthly at the rate of $1,200.00 per month. Duration of the lease is within the non-affiliate party's 2-year renewable lease provisions. The Company has the same terms as to duration and roll over options at its election and is current in its payments.

The following note is held and administered by a related party of the Company.

Note to Baseline Capital, Inc. $ 691,800 Note was issued September 29, 2000 and is a non-interest bearing note. Minimum monthly payments of $25,000 or 80% of net production proceeds from specified properties.

Status: (*The note is current at a balance of $541,800 on June 30, 2002)

(*See also other discussions contained elsewhere in this document)

Baseline Capital, Inc. and Mr. Karl Reiter holds option grants for future exercises and the Young County, Texas oil properties owned by the Company, which are managed by Baseline Capital, Inc. and provide for a consulting agreement with Karl J. Reiter of Baseline Capital, Inc.

Promissory Note payable to Larry W. Trapp. $ 14,200 Note was issued June 1, 2001 with interest at 12% per annum. Due August 1, 2002.

Status: (The note has been extended to the earlier of September 30, 2002 or on demand. The note is current at a balance of 15,000 on June 30, 2002)

Larry W. Trapp is a Director and shareholder of the Company.

Promissory Note payable to Thomas J. Richards. $ 13,150 Note was issued December 6, 2001 with interest at 18% per annum after due date December 17, 2001, plus $700 origination fee and $1,315 penalty.

Status: (The note has been extended to the earlier of September 30, 2002 or on demand. The note is current, additional loans have been made at June 30, 2002 the balance is $55,347.)

Thomas J. Richards is an advisor/consultant and shareholder of the Company.

Unsecured, Demand Note Payable to Mel Herzog, $ 18,461 Chairman, CEO, and shareholder.

Status: (Note is current, additional loans have been made, and at June 30, 2002 the balance is $24,959)

Unsecured, Demand Note Payable to Dennis R. Alexander, $ 10,228 President, Director andshareholder.

Status: (Note is current, additional loans have been made, and at June 30, 2002 the balance is $31,689)

Contracts
---------

The Company has contracts with various entities (owned by related parties) to provide accounting, management, and other professional services. The entities, their owners and their amounts paid are as follows:

Entity                                      Related Party              2001     2000
------                                      -------------              ----     ----
Academy Research                            Mel Herzog (1)             $ 3,000  $84,500
Global Media Network USA, Inc.              Dennis R. Alexander (2)    $45,001  $92,750
Melvena Alexander, CPA                      Melvena Alexander (3)      $13,550  $46,900


(1) Mel Herzog, Chairman and CEO, is a shareholder and officer of the Company.

(2) Dennis R. Alexander, President and Director, is a shareholder and officer of the Company.

(3) Melvena Alexander, Secretary and Comptroller, is a shareholder and officer of the Company.

The Company issued 10,000 shares of restricted common stock in September 2000 to William V. Harlow Jr. in exchange for a letter of intent to purchase his business (Harlow Corporation). Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

(*)The Company issued 105,000 shares of its common restricted stock in January 2001 to the following:

Name                        Date            Share Amt.        Purpose/in consideration of
----                        ----            ----------        ---------------------------
Troy Rogers (1)             9/27/00         10,000            for a first right to purchase Young
                                                              County Texas oil properties-leases.
Michael Trapp (2)           9/27/00         15,000            making a 15,000 loan
Thomas J. Richards (3)      9/27/00         30,000            making a 30,000 loan
Scott Gardner (4)           9/27/00         30,000            making a 30,000 loan
Scott Gardner (4)           1/18/01         20,000            making a 20,000 loan


(*)$75,000 of the loan proceeds was used to pay the closing costs on the purchase of the Rogers Property interests. The additional $20,000 was used for working capital.

(1) Troy Rogers of Rogers Drilling Company of Olney, Young County Texas, owned certain properties and a majority of its interests were purchased by the Company September 29, 2000 (see "Description of Properties"). The Company must include and file for a registration of these shares if it has an offering in the future.

(2) Michael Trapp a shareholder of the Company is the son of Larry W. Trapp, a shareholder, Director, and Treasurer of the Company.

(3) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

(4) Scott Gardner is not an affiliate, director, or officer of the Company but was a lender to the Company.

(**)The Company issued or subscribed for issuance of 745,000 shares of its common restricted stock in March 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                       Date         Share Amt.      Purpose/in consideration of              Estimated Value
----                       ----         ----------      ---------------------------              ---------------
Scott Gardner (5)          10/01/01            150,000  full payment of $20,000 loan             $20,000
Michael A. Herzog (6)      10/01/01             25,000  full payment of $5,000 loan               $5,000
William V. Harlow Jr. (7)  10/01/01             10,000  extensions on Letters of Intent           $1,250
(Harlow Corporation)
Bud Hirk (8)               10/01/01             10,000  extension on $10,000 loan                 $1,250
Bennett Family Trust (9)   10/01/01            100,000  making a $50,000 loan                     $6,250
Blume Law Firm(10)         10/01/01             25,000  extensions granted on                     $3,150
                                                         bill payment
Blume Law Firm(10)         12/28/01             25,000  $500 bill reduction/extension               $500
Garrett S. Lipski(11)      12/23/01             50,000  $10,000 restricted stock                 $10,000
                                                         Subscription
Royal Crest LLC (12)       12/31/01            300,000  exchange for $30,000 interest            $30,000
                                                         on Company loan

(**) $125,000 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (5) Scott Gardner is not an affiliate, director, or officer of the Company.

     (6)  Michael  A.  Herzog  is the  son of Mel  Herzog,  Chairman/CEO  of the
     Company.

     (7) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (8) Bud Hirk is not an affiliate, director, or officer of the Company.

     (9) Bennett Family Trust is not an affiliate, director, or officer of the Company.

     (10)Blume Law Firm is the Company's corporate securities counsel.

     (11)Garrett S. Lipski is not an affiliate, director, or officer of the Company.

     (12)Mr. Kronenberg administers Royal Crest LLC, which is owned by his mother. Mr. Kronenberg is a director/assistant secretary of the Company, related to Royal Crest LLC, a beneficial owner and shareholder of the Company, and a control person indirectly through, DJ and SM Kronenberg Limited Liability Limited Partnership (LLLP).

(***)The Company issued or subscribed for issuance of 326,000 shares of its common restricted stock in January, April, May, and July 2002 to the following persons. The shares were issued pursuant to an exception from registration as provided in Section 4(2) of the Securities Act of 1933.

Name                       Date         Share Amt.      Purpose/in consideration of              Estimated Value
----                       ----         ----------      ---------------------------              ---------------
Tim N. and Audrey K.
Martin, Joint Tenants with
Right of Survivorship (13)  01/19/02    50,000          $10,000 restricted stock                 $10,000
                                                         subscription
William V. Harlow Jr. (14)  04/01/02    10,000          Making a $4,000 loan                        $200
William V. Harlow Jr. (14)  04/01/02    10,000          Services Rendered                           $200
Grant Elam(15)              04/01/02     6,000          Making a $3,000 loan                        $120
Thomas J. Richards    (16)  05/01/02   150,000          Making a $12,700 loan                     $3,000
John Martin and Jyoti
Crystal, Joint Tenants with
right of Survivorship (17)  07/05/02   100,000          $10,000 restricted stock                 $10,000
                                                         subscription


(***) $39,700 of the financing proceeds in the immediately proceeding table were used primarily for reduction of Company debt or to pay expenses related to Company operations.

     (13) Tim N. and Audrey K. Martin with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.

     (14) Mr. Harlow is on our advisory board, is a shareholder and owns The Harlow Corporation.

     (15) Grant Elam is not an affiliate, director, or officer of the Company.

     (16) Thomas J. Richards is on our advisory board, and is a shareholder and beneficial owner of the Company.

     (17) John Martin and Jyoti Crystal with Joint Right of Survivorship are not an affiliate(s), director(s), or officer(s) of the Company.


The Company granted stock options for the purchase of shares of the Company's common stock to a certain individual for his consulting and advisory work on the Life Energy Technology Holdings, Ltd transaction and other assistance. The exercise price of the options is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the options is as follows:

                Option Grants in the Fiscal Year 2000, continued
                           Number of                   % of Total
                           Securities Underlying       Options Granted           Exercise or Base   Expiration
Name                       Options Granted (#)         in Fiscal Year            Price ($/sh)       Date
----                       -------------------         --------------            ------------       ----
Bradley T. Ray
7105 Catalina Isle Drive
Lake Worth, Florida        500,000                        7.576%                    $0.95              11/30/07
33467


(1) The following are excerpts from certain provisions contained in the option agreement listed above, and include but not limited to the following:

The date of all agreements set forth in the table above is September 30, 2000; the vesting date for the option grants is sixty (60) days following the date of the Agreement. The expiration of each of the agreements is seven (7) years from the date of vesting.

The agreement calls for the filing of a registration statement including the option shares within six months of the date of the agreements or all of the option shares shall be immediately issued to optionee without payment by or at cost to optionee, and shall be restricted stock of the Company under rule 144 of the Securities act of 1933, as amended and the Company shall then be required to file for the registration of the option shares within twelve months of the date of the agreements. The provision in the immediately preceding paragraph, whereas; the option agreements call for the immediate issuance of the option shares without payment by or at cost to the optionees if the filing of a registration of the option shares has not occurred within six months of the date of the agreements; this provision requirement has been waived by all of the individuals and entities listed in the option table under the Section titled "Executive Compensation" table and footnotes "Option Grants in the Last Fiscal Year To Officers, Consultants, Directors, and Advisors", and further to the best knowledge of the Company this provision has been waived by all of the individuals covered by option agreements listed in the table above and elsewhere in this document including Baseline Capital, Inc. and individuals and or entities covered under the Baseline Capital, Inc. agreement with the Company. This initial requirement has been fulfilled by the Company's filing of its initial Form 10SB registration statement on April 2, 2001.

For all option grants listed in this document the following provision is provided: If at any time after the date of this Agreement and prior to the expiration of all Exercise period(s), the Company proposes to file a registration statement to register any Common Stock (other than Common Stock issued with respect to any acquisition or any employee stock option, stock purchase or similar plan) under the Securities Act of 1933, as amended (the "Securities Act") for sale to the public in an underwritten offering, it will at each such time give prior written notice to the Optionee of its intention to do so ("Notice of Intent") and, upon the written request of the Optionee made within 30 calendar days after the receipt of any such notice (which request must specify the number of Option Shares Optionee requests to be included in the registration, the Company will use its best efforts to effect the registration under the Securities Act of the Option Shares which the Company has been so requested to register, provided, however, that if the managing underwriter shall certify in writing that inclusion of all or any of the Option Shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the Common Stock in respect of which registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then the Company may, upon written notice to the Optionee, have the right to exclude from such registration such number of Option Shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of Common Stock to be so registered to the maximum amount which can be so marketed.

On October 30, 2000 the Company entered into a Purchase Agreement with Life Energy Technology Holdings, Ltd. of Ireland under which Life Energy agreed to purchase 49% of Energy Producers, Inc.'s common stock for twenty million U.S. dollars worth of natural resource commodity or pulverized fuel ash (PFA), that was to be convertible by Life Energy into cash by sale of the commodity or PFA on a scheduled basis in accordance with its agreement with the Company. PFA is a waste product derived from coal-fired power plant. This Purchase Agreement was not completed.

One Million shares of Preferred Series B convertible stock with a stated value of $20 per share are being held in escrow pending receipt of the monies, other technical related items, and determinations.

In October 2000 the Company pursued an Asset Purchase Agreement with Calmon Enterprises, Inc. to acquire Hull Silk Field equipment, technology licenses and related liabilities. The acquisition was never consummated.

                                     PART IV

ITEM 13 - EXHIBITS AND REPORTS ON FORM 8-K

There are no exhibits or reports on Form 8-K.

PART F/S                   FINANCIAL STATEMENTS

The financial statements of the Company as required by Item 310 of Regulation S-B are included in Part II, Item 7 of this report.

PART III.                  INDEX TO EXHIBITS

The following Index is footnoted as a reference to indicate with which filing or version of filing each exhibit listed below was previously filed, and the date it was filed.

If there is no footnote next to the exhibit listed below, it is filed with this fourth amended Form 10-SB/A4 document.


Exhibit No.        Description
-----------        -----------
Exhibit 2          Board Resolution for Reorganization (3)

Exhibit 3
                   3.1      Articles of Incorporation of Sterling Market Positions, Inc. (1)
                   3.2      Articles of Amendment of Sterling Market Positions, Inc. (1)
                   3.3      Articles of Amendment of Sterling Market Positions, Inc. (1)
                   3.4      Articles of Amendment of Energy Producers, Inc. (1)
                   3.5      Bylaws (1)
                   3.6      Updated Bylaws (3)

Exhibit 10
                   10.1     Option Agreement - Herzog (1)
                   10.2     Option Agreement - Dennis Alexander (1)
                   10.3     Option Agreement - Melvena Alexander (1)
                   10.4     Option Agreement - Trapp (1)
                   10.5     Option Agreement - Kronenberg (1)
                   10.6     Option Agreement - Richards (1)

                   99.1     Life Energy Purchase Agreement (1)
                   99.2     Note Agreement with Baseline Capital (3)
                   99.3     Note Agreement with Royal Crest, LLC


Exhibit 21         Articles of Incorporation of CEI Ltd. (1)
                   99.1     Articles of Incorporation of CEI Ltd. (1)(3)
                   99.2     Articles of Incorporation of Oil and Gas 1, Inc. (3)
                   99.3     Articles of Incorporation of Producers Supply, Inc. (3)

Exhibit 23         Consent of Independent Auditor (1)(3)(4)


Exhibit 27         Financial Statements (Financial Data Schedule)(1)

Exhibit 99                  Correspondence (4)
                   99.1     Registrants Indemnity Agreement - Herzog (3)
                   99.2     Registrants Indemnity Agreement - Dennis Alexander (3)
                   99.3     Registrants Indemnity Agreement - Melvena Alexander (3)
                   99.4     Registrants Indemnity Agreement - Trapp (3)


(1) Incorporated by reference from the Company's 2001 initial Form 10-SB filed on April 2, 2001.

(2) Incorporated by reference from the Company's 2001 first amended Form 10SB/A filed on June 4, 2002.

(3) Incorporated by reference from the Company's 2001 second amended Form 10SB/A2 filed on October 1, 2002.

(4) Incorporated by reference from the Company's 2002 third amended Form 10SB/A3 filed on June 7, 2002.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                                  /s/ Mel Herzog
                                                                  --------------
                                                                      Mel Herzog
                                                                Chairman and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Mel Herzog
--------------
Mel Herzog,  Chairman and CEO

/s/ Dennis R. Alexander
-----------------------
Dennis R. Alexander, Director/President

/s/ Larry W. Trapp
------------------
Larry W. Trapp,  Director/Vice President/Treasurer

/s/ David J. Kronenberg
-----------------------
David J. Kronenberg, Director



ITEM 1.           INDEX TO EXHIBITS

The following Exhibits are filed herewith:


Exhibit No.       Description
-----------       -----------
99.3              Note Agreement with Royal Crest, LLC


                                   SIGNATURES

     Pursuant to the requirements of section 12 the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          ENERGY PRODUCERS, INC.

                                                                  /s/ Mel Herzog
                                                                  --------------
                                                                      Mel Herzog
                                                         Title: Chairman and CEO

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Mel Herzog
--------------
Mel Herzog, Chairman and CEO

/s/ Dennis R. Alexander
-----------------------
Dennis R. Alexander, Director/President

/s/ Larry W. Trapp
------------------
Larry W. Trapp, Director/Vice President/Treasurer

/s/ David J. Kronenberg
-----------------------
David J. Kronenberg, Director